Exhibit 99.1

Execution Version

BOYD GROUP SERVICES INC.,

as Corporation

- and -

COMPUTERSHARE TRUST COMPANY OF CANADA,

as Trustee

TRUST INDENTURE

Dated as of November 6, 2025

Providing for the Issue of

5.50% SENIOR UNSECURED NOTES DUE NOVEMBER 6, 2030

TABLE OF CONTENTS

ARTICLE 1 INTERPRETATION		1
1.1	Definitions	1
1.2	Meaning of “Outstanding”	26
1.3	Interpretation	27
1.4	Headings, Etc.	27
1.5	Statute Reference	27
1.6	Day not a Business Day	28
1.7	Applicable Law	28
1.8	Waiver of Jury Trial	28
1.9	Monetary References	28
1.10	Invalidity, Etc.	28
1.11	Accounting Terms	28
1.12	Indemnification for Judgment Currency Fluctuations	28

ARTICLE 2 THE NOTES		29
2.1	Issue and Designation of Notes	29
2.2	Additional Notes	29
2.3	Interest	29
2.4	Currency of Payment	29
2.5	Additional Amounts	30
2.6	Appointment of Trustee and Depository	33
2.7	Form of Notes	33
2.8	Execution, Authentication and Delivery of Notes	33
2.9	Change in Depository Procedures	34
2.10	Registrar and Paying Agent	35
2.11	Paying Agent to Hold Money in Trust	35
2.12	Book Entry Only Notes	35
2.13	Global Notes	35
2.14	Mutilation, Loss, Theft or Destruction	36
2.15	Concerning Interest	37
2.16	Payment of Interest	38
2.17	Payments of Amounts Due on Maturity	39
2.18	Legends on Notes	39
2.19	Right to Receive Indenture	41

ARTICLE 3 REGISTRATION, TRANSFER, EXCHANGE AND OWNERSHIP		41
3.1	Register of Definitive Notes	41
3.2	Global Notes	42
3.3	Transferee Entitled to Registration	43
3.4	No Notice of Trusts	43
3.5	Registers Open for Inspection	43
3.6	Transfers and Exchanges of Notes	43
3.7	Closing of Registers	46
3.8	Charges for Registration, Transfer and Exchange	46
3.9	Ownership of Notes	46
3.10	Cancellation and Destruction	47

ARTICLE 4 REDEMPTION AND PURCHASE OF NOTES		47
4.1	Special Mandatory Redemption	47

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4.2	Optional Redemption	48
4.3	Mandatory Redemption	48
4.4	Places of Payment	49
4.5	Partial Redemption	49
4.6	Notice of Redemption	49
4.7	Notes Due on Redemption Dates	49
4.8	Deposit of Redemption Monies	50
4.9	Failure to Surrender Notes Called for Redemption	50
4.10	Cancellation of Notes Redeemed	50
4.11	Purchase of Notes	50

ARTICLE 5 COVENANTS OF THE CORPORATION		51
5.1	Payment of Principal, Premium and Interest	51
5.2	Existence	51
5.3	Payment of Taxes and Other Claims	51
5.4	Statement by Officers	52
5.5	Reports	52
5.6	Future Guarantors	53
5.7	Liens	53
5.8	Payments for Consent	53
5.9	Restricted Payments	53
5.10	Incurrence of Indebtedness and Issuance of Preferred Stock	59
5.11	Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries	64
5.12	Transactions with Affiliates	66
5.13	Asset Sales	68
5.14	Change of Control	71
5.15	Changes in IFRS	73
5.16	Covenant Termination	74
5.17	Designation of Restricted Subsidiaries and Unrestricted Subsidiaries	75
5.18	Business Activities	76
5.19	Financial Calculations for Limited Condition Acquisitions	76

ARTICLE 6 DEFAULT AND ENFORCEMENT		77
6.1	Events of Default	77
6.2	Acceleration of Maturity; Rescission, Annulment and Waiver	78
6.3	Collection of Indebtedness and Suits for Enforcement by Trustee	79
6.4	Trustee May File Proofs of Claim	80
6.5	Trustee May Enforce Claims Without Possession of Notes	81
6.6	Application of Monies by Trustee	81
6.7	No Suits by Holders	81
6.8	Unconditional Right of Holders to Receive Principal, Premium and Interest	82
6.9	Restoration of Rights and Remedies	82
6.10	Rights and Remedies Cumulative	82
6.11	Delay or Omission Not Waiver	82
6.12	Control by Holders	83
6.13	Notice of Event of Default	83
6.14	Waiver of Stay or Extension Laws	83
6.15	Undertaking for Costs	83
6.16	Judgment Against the Corporation	83
6.17	No Personal Liability of Directors, Officers, Employees and Stockholders	84
6.18	Trustee May Demand Production of Notes	84

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ARTICLE 7 DISCHARGE AND DEFEASANCE		84
7.1	Satisfaction and Discharge	84
7.2	Option to Effect Legal Defeasance or Covenant Defeasance	85
7.3	Legal Defeasance and Discharge	85
7.4	Covenant Defeasance	86
7.5	Conditions to Legal or Covenant Defeasance	86
7.6	Application of Trust Funds	87
7.7	Repayment to the Corporation	88
7.8	Continuance of Rights, Duties and Obligations	88

ARTICLE 8 MEETINGS OF HOLDERS		88
8.1	Purpose, Effect and Convention of Meetings	88
8.2	Notice of Meetings	89
8.3	Chair	89
8.4	Quorum	89
8.5	Power to Adjourn	89
8.6	Voting	90
8.7	Poll	90
8.8	Proxies	90
8.9	Persons Entitled to Attend Meetings	90
8.10	Powers Cumulative	91
8.11	Minutes	91
8.12	Instruments in Writing	91
8.13	Binding Effect of Resolutions	91
8.14	Evidence of Rights of Holders	91

ARTICLE 9 MERGER, CONSOLIDATION OR SALE OF ASSETS		92
9.1	Amalgamation, Merger, Consolidation or Sale of Assets	92

ARTICLE 10 CONCERNING THE TRUSTEE		93
10.1	No Conflict of Interest	93
10.2	Replacement of Trustee	93
10.3	Duties of Trustee	94
10.4	Reliance Upon Declarations, Opinions, etc.	94
10.5	Limitation of Liability	95
10.6	Evidence and Authority to Trustee, Opinions, etc.	97
10.7	Officer’s Certificates Evidence	98
10.8	Experts and Advisers	98
10.9	Trustee May Deal in Notes	98
10.10	Investment of Monies Held by Trustee	98
10.11	Trustee Not Ordinarily Bound	99
10.12	Conditions Precedent to Trustee’s Obligations to Act Hereunder	99
10.13	Authority to Carry on Business	100
10.14	Compensation and Indemnity	100
10.15	Acceptance of Trust	101
10.16	Anti-Money Laundering	101
10.17	Privacy	101
10.18	Protection of Trustee	102
10.19	Third Party Interests	102
10.20	Tax Reports	102

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ARTICLE 11 AMENDMENT, SUPPLEMENT AND WAIVER		102
11.1	Ordinary Consent	102
11.2	Special Consent	102
11.3	Without Consent	103
11.4	Form of Consent	104
11.5	Supplemental Indentures	104

ARTICLE 12 NOTE GUARANTEES		105
12.1	Issuance of Note Guarantees	105
12.2	Releases	105

ARTICLE 13 MISCELLANEOUS		106
13.1	Notice to Corporation	106
13.2	Notice to Holders	106
13.3	Notice to Trustee	107
13.4	Force Majeure	107
13.5	Execution	107
13.6	Formal Date	108

TRUST INDENTURE, dated as of November 6, 2025 between BOYD GROUP SERVICES INC., a corporation existing under the federal laws of Canada (the “Corporation”) and COMPUTERSHARE TRUST COMPANY OF CANADA, a trust company organized and existing under the laws of Canada, as trustee (the “Trustee”).

RECITALS OF THE CORPORATION:

WHEREAS the Corporation considers it desirable for its business purposes to create and issue 5.50% Senior Unsecured Notes due November 6, 2030, in the manner and subject to the terms and conditions set forth in this Indenture;

AND WHEREAS the Notes (as defined herein) will initially be issued in non-certificated form;

AND WHEREAS the foregoing recitals are made as representations and statements of fact by the Corporation and not by the Trustee.

NOW THEREFORE it is hereby covenanted and agreed as set forth herein:

ARTICLE 1

INTERPRETATION

1.1	Definitions

In this Indenture and in the Notes, unless there is something in the subject matter or context inconsistent therewith, the expressions following shall have the following meanings:

“5.75% Senior Notes” means the 5.75% notes due September 4, 2033.

“5.75% Senior Notes Issue Date” means September 4, 2025.

“1933 Act” means the United States Securities Act of 1933, as amended.

“Acquired Debt” means, with respect to any specified Person:

(a)

Indebtedness of any other Person existing at the time such other Person is consolidated, amalgamated or combined with or merged with (including by way of plan of arrangement) or into or became a Restricted Subsidiary of such specified Person;

(b)	Indebtedness assumed in connection with the acquisition of assets from any other Person that are used or useful in a Permitted Business; and

(c)	Indebtedness secured by a Lien encumbering any assets acquired by such specified Person that are used or useful in a Permitted Business;

in each case whether or not such Indebtedness is incurred in connection with, or in contemplation of, such asset acquisition or such other Person consolidating, amalgamating or combining with (including by way of a plan of arrangement) or merging with or into, or becoming a Restricted Subsidiary of, such specified Person; but excluding any Indebtedness of such Person that is redeemed, defeased, retired or otherwise repaid at the time of, or immediately upon completion of, such asset acquisition or such transaction by which such other Person is consolidated, amalgamated or combined with (including by way of a plan of arrangement) or merged with or into, or becomes a Restricted Subsidiary of, such specified Person.

“Acquisition” means the indirect acquisition by the Corporation of all of the issued and outstanding equity interests of JHCC Holdings Parent, LLC on the terms and conditions set forth in the Purchase Agreement, as amended, modified or supplemented from time to time.

“Additional Amounts” has the meaning given to that term in Section 2.5(b).

“Additional Notes” means any Notes (other than the Notes issued on the Issue Date and any Notes issued in exchange or in replacement (in whole or in part) for such initial Notes) issued under this Indenture in accordance with Section 2.2.

“Affiliate” of any specified Person, means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control,” as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise. For purposes of this definition, the terms “controlling,” “controlled by” and “under direct or indirect common control with” have correlative meanings.

“Affiliate Transaction” has the meaning given to that term in Section 5.12(a).

“Applicable Premium” means, with respect to any Note on any redemption date, the greater of:

(a)	1.0% of the principal amount of the Note; and

(b)

the excess, if any, of (a) the present value at such redemption date of (i) the redemption price of the Note at November 6, 2027 (such redemption price being set forth in Section 4.2(c)) plus (ii) all required interest payments due on the Note through November 6, 2027 (excluding accrued but unpaid interest to but excluding the redemption date), computed using a discount rate equal to the Government of Canada Rate (determined on the second Business Day immediately preceding the redemption date) plus 100 basis points and discounted to the redemption date on a semi-annual basis (based on a 365-day or 366-day year, as applicable) over (b) the principal amount of the Note.

“Applicable Procedures” means, with respect to any transfer or exchange of or for beneficial interests in any Global Note, the rules and procedures of the Depository that apply to such transfer or exchange.

“Asset Sale” means:

(a)

the sale, lease, conveyance or other disposition of any assets or rights by the Corporation or any Restricted Subsidiaries; provided that the sale, lease, conveyance or other disposition of all or substantially all of the properties or assets of the Corporation and its Restricted Subsidiaries taken as a whole will be governed by Section 5.14 and/or Article 9 and not by Section 5.13; and

(b)	the issuance of Equity Interests by any Restricted Subsidiary or the sale by the Corporation or any Restricted Subsidiary of Equity Interests in any of the Corporation’s Subsidiaries.

Notwithstanding the foregoing, the following items will be deemed not to be an Asset Sale:

(a)

any single transaction or series of related transactions (other than any sale or other disposition of real property relating to collision repair sites in connection with a Permitted Sale and Leaseback Transaction) that involves assets having a Fair Market Value of less than the greater of $25 million and 1.5% of Consolidated Tangible Assets (determined on the date of such transaction);

(b)	a transfer of assets between or among the Corporation and the Restricted Subsidiaries;

(c)	an issuance or sale of Equity Interests by a Restricted Subsidiary to the Corporation or to any other Restricted Subsidiary;

(d)

(i) the sale, lease or other transfer of products, services or accounts receivable in the ordinary course of business and (ii) any sale or other disposition of damaged, worn-out or obsolete assets in the ordinary course of business;

(e)	licenses and sublicenses by the Corporation or any Restricted Subsidiary of software or intellectual property in the ordinary course of business;

(f)	any surrender or waiver of contract rights, or the settlement, release, recovery on or surrender of contract, tort or other claims, in the ordinary course of business;

(g)	the granting of Liens not prohibited by Section 5.7;

(h)	the sale or other disposition of cash or Cash Equivalents;

(i)	a transaction that results in a Restricted Payment that does not violate Section 5.9 or a Permitted Investment;

(j)	an Asset Swap;

(k)

sales or grants of licenses or sublicenses to use patents, trade secrets, know-how and other intellectual property to the extent not materially interfering with the business of the Corporation and the Restricted Subsidiaries taken as a whole;

(l)

dispositions of receivables owing to the Corporation or any of its Restricted Subsidiaries in connection with the compromise, settlement or collection thereof in the ordinary course of business or in bankruptcy or similar proceedings of the account debtor and exclusive of factoring or similar arrangements;

(m)	any sale, issuance or other disposition of Equity Interests in, or Indebtedness or other securities of, an Unrestricted Subsidiary; and

(n)	a transfer or sale of accounts receivable, or participations therein, and related rights and assets in connection with any Qualified Receivables Transaction.

“Asset Sale Offer” has the meaning given to that term in Section 5.13(f).

“Asset Sale Payment” has the meaning given to that term in Section 5.13(f).

“Asset Sale Payment Date” has the meaning given to that term in Section 5.13(f).

“Asset Swap” means any substantially contemporaneous (and in any event occurring within 180 days of each other) purchase and sale or exchange of any assets (other than Capital Stock) or properties used or useful in a Permitted Business between the Corporation or any Restricted Subsidiary and another Person; provided that the Fair Market Value of the assets or properties traded or exchanged by the Corporation or such Restricted Subsidiary (together with any cash and Cash Equivalents) is reasonably equivalent to the Fair Market Value of the assets or properties (together with any cash and Cash Equivalents) to be received by the Corporation or such Restricted Subsidiary; and provided further that any cash and Cash Equivalents received must be applied in accordance with Section 5.13.

“Beneficial Holders” means any person who holds a beneficial interest in Global Notes as shown on the books of the Depository or a Participant.

“Board of Directors” means:

(a)	with respect to a corporation, or company, the board of directors of the corporation or company or any committee thereof duly authorized to act on behalf of such board;

(b)

with respect to a partnership, the board of directors or other governing body of the general partner of the partnership or any committee thereof duly authorized to act on behalf of such board or other governing body;

(c)	with respect to a limited liability company, the manager or board of managers or the managing member or members or any controlling committee thereof; and

(d)	with respect to any other Person, the board or committee of such Person serving a similar function.

“Board Resolution” means a copy of a resolution certified by any officer of the Corporation to have been duly adopted by the Board of Directors of the Corporation and to be in full force and effect on the date of such certification, and delivered to the Trustee.

“Book Entry Only Notes” means notes of a series which, in accordance with the terms applicable to such series, are to be held only by or on behalf of the Depository.

“Business Day” means any day other than a Saturday, a Sunday or a day on which banking institutions in the City of Toronto, Ontario or Calgary, Alberta are closed.

“Canadian Dollar Equivalent” means, with respect to any monetary amount in a currency other than the Canadian dollar, at or as of any time for the determination thereof, the amount of Canadian dollars obtained by converting such foreign currency involved in such computation into Canadian dollars at the spot rate for the purchase of Canadian dollars with the applicable foreign currency as quoted by Reuters (or, if Reuters ceases to provide such spot quotations, by any other reputable service as is providing such spot quotations, as reasonably selected by the Corporation) at approximately 11:00 a.m. (Toronto time) / 9:00 a.m. (Calgary Time) on the date not more than two Business Days prior to such determination.

“Canadian dollars” or “C$” means Canadian dollars. Whenever the compliance with any provision of, or the default provisions or definitions in, this Indenture refer to an amount in Canadian dollars, that amount will be deemed to refer to the Canadian Dollar Equivalent of the amount of any obligation or sum denominated in any other currency or currencies, including composite currencies, which was in effect on the date of incurring, expending, remitting or otherwise initially incurring or expending such amount, or in the case of revolving credit obligations, on the date first committed, or otherwise as expressly provided in this Indenture, and, in any case, no subsequent change in the Canadian Dollar Equivalent after the applicable date of determination will cause such determination to be modified.

“Capital Stock” means:

(a)	in the case of a corporation, shares or corporate stock;

(b)	in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of shares or corporate stock;

(c)	in the case of a partnership or limited liability company, partnership interests (whether general or limited) or membership interests; and

(d)	any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person,

but excluding from all of the foregoing any debt securities convertible into Capital Stock, whether or not such debt securities include any right of participation with Capital Stock.

“Cash Equivalents” means:

(a)

Canadian dollars, United States dollars, Euros, Pounds Sterling, and other currencies provided they are immediately converted into Canadian dollars, United States dollars, Euros, or Pounds Sterling or in an amount up to the amount necessary or appropriate to fund local operating expenses;

(b)

securities issued or directly and fully guaranteed or insured by the federal government of Canada or the United States or any agency or instrumentality thereof (provided that the full faith and credit of the federal government of Canada or the United States is pledged in support of those securities) having maturities of not more than twelve months from the date of acquisition;

(c)

certificates of deposit and eurodollar time deposits with maturities of six months or less from the date of acquisition or bearer deposit notes with maturities not exceeding six months and overnight bank deposits, in each case, with any Canadian or United States commercial bank or Canadian branch of a foreign bank having capital and surplus in excess of $500 million and a Thomson Bank Watch Rating of “B” or better;

(d)

repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (b) and (c) above, entered into with any financial institution meeting the qualifications specified in clause (c) above;

(e)	commercial paper having one of the two highest ratings obtainable from S&P, Morningstar DBRS, Fitch or Moody’s and, in each case, maturing within six months after the date of acquisition;

(f)

securities issued or fully guaranteed by any state, commonwealth or territory of the United States of America, any province or territory of Canada, or by any political subdivision or Taxing Authority thereof, rated at least “A” by Moody’s or S&P or, with respect to any province or territory of Canada, the equivalent thereof by Morningstar DBRS, and in each case having maturities of not more than one year from the date of acquisition;

(g)	money market funds at least 95% of the assets of which constitute Cash Equivalents of the kinds described in clauses (a) through (e) of this definition; and

(h)	demand deposit accounts maintained in the ordinary course of business.

“Cash Management Arrangements” means any agreement or other arrangement governing the provision of cash or treasury management services, including deposit accounts, overdraft, credit or debit cards, fund transfers, zero balance accounts, returned check concentrations, controlled disbursements, account reconciliation and reporting and trade finance services and other similar cash management services.

“CDS” means CDS Clearing and Depository Services Inc. and its successors.

“Change of Control” means the occurrence of any of the following after the Issue Date:

(a)

the direct or indirect sale, lease, transfer, conveyance or other disposition, in one or a series of related transactions, of all or substantially all of the properties or assets of the Corporation and its Restricted Subsidiaries, taken as a whole, to any Person or group of Persons acting jointly or in concert;

(b)

the consummation of any transaction (including, without limitation, any merger, amalgamation, plan of arrangement or consolidation), the result of which is that any Person or group of Persons acting jointly or in concert becomes the beneficial owner, directly or indirectly, of more than 50% of the Voting Stock of the Corporation, in each case, measured by voting power rather than number of shares; and/or

(c)	the adoption of a plan by the Board of Directors of the Corporation or the shareholders of the Corporation relating to the liquidation or dissolution of the Corporation.

For purposes of this definition, (a) a beneficial owner of a security includes any Person or group of Persons acting jointly or in concert who, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise has or shares (i) voting power, which includes the power to vote, or to direct the voting of, such security and/or (ii) investment power, which includes the power to dispose of, or to direct the disposition of, such security and (b) a Person or group of Persons acting jointly or in concert shall not be deemed to have beneficial ownership of securities subject to a share purchase agreement, merger agreement or similar agreement until the consummation of the transactions contemplated by such agreement.

“Change of Control Offer” has the meaning given to that term in Section 5.14(a).

“Change of Control Payment” has the meaning given to that term in Section 5.14(a).

“Change of Control Purchase Date” has the meaning given to that term in Section 5.14(a).

“Change of Control Triggering Event” means the occurrence of both a Change of Control and a related Rating Decline.

“Commodity Hedging Contracts” means any transaction, arrangement or agreement entered into between the Corporation (or any of its Restricted Subsidiaries) and a counterparty on a case by case basis, including any futures contract, a commodity option, a swap, a forward sale or otherwise, the purpose of which is to mitigate, manage or eliminate its exposure to fluctuations in commodity prices.

“Consolidated EBITDA” means, with respect to any period, the Consolidated Net Income of the Corporation and its Restricted Subsidiaries for such period plus, without duplication:

(a)	Fixed Charges for such period, to the extent such Fixed Charges were deducted in computing Consolidated Net Income;

(b)	provisions for income taxes for such period, to the extent such provisions for taxes were deducted in computing Consolidated Net Income;

(c)

all amounts in respect of non-cash items, including depletion, accretion (to the extent not included in clause (a) above), depreciation and amortization (other than depreciation of right of use assets that related to leases for collision repair service sites), foreign exchange translation losses, stock-based compensation expenses, losses or write-downs or fair value adjustments of financial instruments to the extent such amounts were deducted in computing Consolidated Net Income;

(d)	extraordinary and non-reoccurring losses, if applicable;

(e)

all customary out-of-pocket costs, fees and expenses paid or required to be paid in connection with any acquisition, disposition or financing transaction, to the extent such costs, fees and expenses were deducted in computing Consolidated Net Income;

minus:

(f)	extraordinary and non-recurring earnings and gains, if applicable;

(g)

other non-cash items increasing Consolidated Net Income for such period (other than the accrual of revenue in the ordinary course of business), including non-cash gains and income added in determining the net income or net loss, including foreign exchange translation gains, gains or write-ups or fair value adjustments of financial instruments; and

in each case, on a consolidated basis and determined in accordance with IFRS.

“Consolidated Indebtedness” as of any date, means an amount equal to the sum of the aggregate principal amount of all outstanding Indebtedness included in clause (a) to (c) of the definition thereof of the Corporation and its Restricted Subsidiaries (excluding, for the avoidance of doubt, all undrawn amounts under revolving credit facilities and letters of credit), determined on a consolidated basis in accordance with IFRS.

“Consolidated Net Income” means, with respect to any period, the aggregate of the net income (loss) of the Corporation and its Restricted Subsidiaries for such period, on a consolidated basis determined in accordance with IFRS; provided that:

(a)

the net income (but not loss) of any Person that is not a Restricted Subsidiary or that is accounted for by the equity method of accounting will be included only to the extent of the amount of dividends or similar distributions paid in cash to the Corporation or any Restricted Subsidiary;

(b)

the net income (but not loss) of any Restricted Subsidiary will be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of that net income is not at the date of determination permitted without any prior governmental approval (that has not been obtained) or, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its shareholders, partners or members (with respect to which the requisite consents have not been obtained or the relevant requirements waived);

(c)

all extraordinary or non-recurring and unusual gains or losses and all gains or losses realized in connection with any Asset Sale (without giving effect to clause (a) of the second paragraph of the definition thereof) or the disposition of securities or the early extinguishment of Indebtedness, together with any related provision for taxes on any such gain or loss, will be excluded;

(d)	the cumulative effect of a change in accounting principles will be excluded;

(e)	any asset impairment charges, asset write-downs, asset write-offs or asset write-ups or amortization of intangibles, in each case under IFRS, will be excluded;

(f)	all non-cash gains and losses resulting from marking-to-market outstanding Hedging Obligations will be excluded;

(g)	all foreign exchange translation gains or losses will be excluded; and

(h)	any non-cash compensation expense associated with equity-based compensation arrangements will be excluded.

“Consolidated Net Leverage Ratio” means, as of any date of determination, with respect to the Corporation and its Restricted Subsidiaries, the ratio of (a) Consolidated Indebtedness at such date minus (i) the amount of unrestricted cash and Cash Equivalents at the date of determination, minus (ii) Lease Liabilities of the type described under Section 5.10(b)(v), to (b) Consolidated EBITDA (as determined for the four consecutive fiscal quarters ending with the Corporation’s most recent fiscal quarter for which annual or quarterly internal financial statements are available), in each case adjusted in accordance with the pro forma adjustment provisions set forth in the definition of “Fixed Charge Coverage Ratio.”

“Consolidated Tangible Assets” means, with respect to any Person as of any date, the amount which, in accordance with IFRS, would be set forth under the heading “Total Assets” (or any like heading) on a consolidated statement of financial position of such Person and its Restricted Subsidiary less, to the extent included in the determination of “Total Assets,” and without duplication, all goodwill, patents, tradenames, trademarks, copyrights, franchises, experimental expenses, organization expenses and any other amounts classified as intangible assets in accordance with IFRS.

“Corporation” means Boyd Group Services Inc. and includes any successor to or of the Corporation, as permitted by the terms hereof.

“Corporation Order” means an order or direction in writing signed by any one officer or director of the Corporation.

“Counsel” means a barrister or solicitor or firm of barristers or solicitors retained or employed by the Trustee or retained or employed by the Corporation and reasonably acceptable to the Trustee.

“Covenant Defeasance” has the meaning given to that term in Section 7.4.

“Credit Agreement” means the fifth amended and restated credit agreement dated as of August 20, 2025 among, inter alia, the Boyd Group Inc. and The Boyd Group (U.S.) Inc., as borrowers, Toronto-Dominion Bank, as lead arranger and sole bookrunner, and additional financial institutions as lenders, and including any related notes, debentures, pledges, guarantees, security documents, instruments and agreements executed from time to time in connection therewith, and in each case as further amended, modified, restated, renewed, replaced or, refinanced or otherwise modified from time to time, including any agreement extending the maturity of, refinancing, replacing or otherwise restructuring or adding Subsidiaries as replacement or additional borrowers or guarantors, and whether by the same or any other agent, lender or group of lenders. For greater certainty, it is acknowledged that Hedging Obligations entered into with a Person that at that time is a lender (or an Affiliate thereof) under the Credit Agreement are separate from, are not included within, and do not form part of, the Credit Agreement.

“Credit Facilities” means one or more credit facilities (including, without limitation, under the Credit Agreement) or commercial paper facilities, in each case with banks, commercial lenders or other institutional lenders, providing for, among other things, revolving credit loans, term loans, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables), letters of credit or letter of credit guarantees, in each case, as amended, restated, modified, renewed, refinanced or replaced in whole or in part from time to time.

“Currency Agreement” means any financial arrangement entered into between the Corporation (or its Restricted Subsidiaries) and a counterparty on a case by case basis in connection with a foreign exchange futures contract, currency swap agreement, currency option or currency exchange or other similar currency related transactions, the purpose of which is to mitigate or eliminate its exposure to fluctuations in exchange rates and currency values.

“Default” means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

“Definitive Note” means a certificated Note registered in the name of the Holder thereof (and not held by a Depository), substantially in the form of Appendix A hereto, except that such Note will not bear the Global Note Legend.

“Depository” means CDS and such other Person as is designated in writing by the Corporation and acceptable to the Trustee to act as depository in respect of any series of Book Entry Only Notes.

“Depository Procedures” has the meaning given to that term in Section 2.9.

“Designated Non-cash Consideration” means the Fair Market Value of non-cash and non-Cash Equivalents consideration received by the Corporation or one or more of its Restricted Subsidiaries in connection with an Asset Sale that is so designated as “Designated Non-cash Consideration” pursuant to an Officer’s Certificate, setting forth the basis of such valuation, less the amount of cash or Cash Equivalents received in connection with a subsequent sale, redemption or repayment of, or with respect to, such Designated Non-cash Consideration.

“Disqualified Stock” means any Capital Stock that by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable, in each case, at the option of the holder of the Capital Stock), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is redeemable at the option of the holder of the Capital Stock, in whole or in part, on or prior to the date that is 91 days after the date on which the Notes mature. Notwithstanding the preceding sentence, any Capital Stock that would constitute Disqualified Stock solely because the holders of the Capital Stock have the right to require the issuer thereof to repurchase or redeem such Capital Stock upon the occurrence of a change of control or an asset sale will not constitute Disqualified Stock if the terms of such Capital Stock provide that the issuer thereof may not repurchase or redeem any such Capital Stock pursuant to such provisions unless such repurchase or redemption complies with Section 5.9. The amount of Disqualified Stock deemed to be outstanding at any time for purposes of this Indenture will be the maximum amount that the Corporation and the Restricted Subsidiaries may become obligated to pay upon the maturity of, or pursuant to any mandatory redemption provisions of, such Disqualified Stock, exclusive of accrued dividends.

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (whether or not currently exercisable), but excluding any debt security that is convertible into, or exchangeable for, Capital Stock.

“Equity Offering” means a sale of Equity Interests of the Corporation (other than Disqualified Stock, other than to a Subsidiary of the Corporation and other than sales or other issuances of Equity Interests under any employee benefit plan) made for cash on a treasury basis by the Corporation after the date of this Indenture.

“Event of Default” has the meaning given to that term in Section 6.1.

“Excess Cash Flow” means, for any applicable period of four consecutive fiscal quarters ending with the Corporation’s most recent fiscal quarter for which internal financial statements are available, Consolidated EBITDA for such period minus the sum of:

(a)	Fixed Charges for such period;

(b)	consolidated cash income taxes payable by the Corporation and its Restricted Subsidiaries during such period;

(c)	maintenance capital expenditures incurred by the Corporation and its Restricted Subsidiaries during such period;

(d)

all purchases, redemptions or other acquisitions or retirements for value of Equity Interests of the Corporation during such period under Section 5.9(b)(xiv) (and regardless of whether such purchases, redemptions or other acquisitions or retirements for value of Equity Interests of the Corporation are later reallocated in whole or in part to a different subsection of Section 5.9(b)); and

(e)

all dividends and other distributions paid by the Corporation during such period in reliance on Section 5.9(b)(xvi) (and regardless of whether such dividends or other distributions are later reallocated in whole or in part to a different provision of such covenant).

“Excess Proceeds” has the meaning given to that term in Section 5.13(e).

“Existing Indebtedness” means all Indebtedness of the Corporation and its Restricted Subsidiaries (other than Indebtedness under the Credit Agreement) in existence on the date of this Indenture, until such Indebtedness is repaid or otherwise renewed, refinanced, replaced, defeased or discharged.

“Existing Indenture” means the trust indenture dated September 4, 2025 between the Corporation and the Trustee, providing for the issue of 5.75% senior unsecured notes due 2033 of the Corporation.

“Fair Market Value” means the value that would be paid by a willing buyer to an unaffiliated willing seller in a transaction not involving distress or necessity of either party; provided that, any determination of Fair Market Value in excess of $25 million shall be made in good faith by the Chief Executive Officer and/or the Chief Financial Officer of the Corporation.

“FATCA” means (a) Sections 1471 through 1474 of the Internal Revenue Code of 1986, as amended from time to time (including regulations and guidance thereunder) (the “Code”), (b) any successor version thereof, (c) any agreement entered into pursuant to Section 1471(b)(1) of the Code or (d) any law, regulation, rule or practice implementing an intergovernmental agreement or approach thereto.

“Fitch” means Fitch Ratings Ltd., and any successor to the ratings business thereof.

“Fixed Charge Coverage Ratio” means, with respect to any period, the ratio of the Consolidated EBITDA for such period to the Fixed Charges for such period. In the event that the Corporation or any Restricted Subsidiary incurs, assumes, guarantees, repays, repurchases, redeems, defeases or otherwise discharges any Indebtedness (other than ordinary working capital borrowings) or issues, repurchases or redeems Preferred Stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated and on or prior to the date on which the event for which the calculation of the Fixed Charge Coverage Ratio is made (the “Calculation Date”), then the Fixed Charge Coverage Ratio will be calculated giving pro forma effect to such incurrence, assumption, guarantee, repayment, repurchase, redemption, defeasance or other discharge of Indebtedness, or such issuance, repurchase or redemption of Preferred Stock, and the use of the proceeds therefrom, as if the same had occurred at the beginning of the applicable four-quarter reference period.

In addition, for purposes of calculating the Fixed Charge Coverage Ratio:

(a)

acquisitions that have been made by the Corporation or any Restricted Subsidiary, including through consolidations, amalgamations, plans of arrangement or mergers or any Person acquired by the Corporation or any Restricted Subsidiary, and including all related financing transactions and including increases in ownership of the Corporation or any Restricted Subsidiary, during the four- quarter reference period or subsequent to such reference period and on or prior to the Calculation Date, or that are to be made on the Calculation Date, will be given pro forma effect as if they had occurred on the first day of the four-quarter reference period, and any Consolidated EBITDA for such reference period will be calculated giving pro forma effect to any operating improvements or cost savings that have occurred or are reasonably expected to occur within 18 months of the date of the applicable transaction in the reasonable judgment of the Chief Financial Officer of the Corporation;

(b)

the Consolidated EBITDA attributable to discontinued operations, as determined in accordance with IFRS, and operations or businesses (and ownership interests therein) disposed of prior to the Calculation Date, will be excluded;

(c)

the Fixed Charges attributable to discontinued operations, as determined in accordance with IFRS, and operations or businesses (and ownership interests therein) disposed of prior to the Calculation Date, will be excluded, but only to the extent that the obligations giving rise to such Fixed Charges will not be obligations of the Corporation or any Restricted Subsidiary following the Calculation Date;

(d)

Fixed Charges attributable to non-recurring charges associated with any premium or penalty paid, write-offs of deferred financing costs (including unamortized original issue discount) or other financial recapitalization changes, in each case in connection with redeeming or retiring any Indebtedness prior to its maturity, will be excluded;

(e)	any Person that is a Restricted Subsidiary on the Calculation Date will be deemed to have been a Restricted Subsidiary at all times during such four-quarter period;

(f)	any Person that is not a Restricted Subsidiary on the Calculation Date will be deemed not to have been a Restricted Subsidiary at any time during such four-quarter period;

(g)

if any Indebtedness bears a floating rate of interest, the interest expense on such Indebtedness will be calculated as if the rate in effect on the Calculation Date had been the applicable rate for the entire period (taking into account any Hedging Obligation applicable to such Indebtedness; provided that Hedging Obligations with a remaining term of less than 12 months will be taken into account for the number of months remaining); and

(h)

greenfield or start-up collision repair sites (“greenfield locations”) opened by the Corporation or any Restricted Subsidiary during the four-quarter reference period or subsequent to such reference period and on or prior to the Calculation Date, will be given pro forma effect as if the greenfield location had been in operation since the first day of the four-quarter reference period, and Consolidated EBITDA for such reference period will be calculated giving pro forma effect to actual results and budgeted results of the greenfield location that are reasonably expected to occur in the reasonable judgment of the Chief Financial Officer of the Corporation, provided that (i) all operating improvements and cost savings for which pro forma effect is given pursuant to clause (a) and (ii) all Consolidated EBITDA relating to greenfield locations that is given pro forma effect under clause (h) (other than in respect of actual results from greenfield locations during the applicable four-quarter reference period), shall not for any four-quarter period exceed in the aggregate 20% of Consolidated EBITDA (as calculated prior to giving effect to such adjustments).

“Fixed Charges” means the sum, without duplication, of:

(a)

the consolidated interest expense of the Corporation and its Restricted Subsidiaries for such period, whether paid or accrued (including, without limitation, amortization of debt issuance costs and original issue discount, non-cash interest payments, the interest component of all payments associated with Lease Liabilities (subject to clause (e) below), commissions, and discounts and other fees and charges incurred in respect of letter of credit financings, but excluding, for certainty, changes in the fair value of convertible debentures), and net of the effect of all payments made or received pursuant to Interest Rate Agreements; plus

(b)	the consolidated interest expense of the Corporation or any Restricted Subsidiary that was capitalized during such period; plus

(c)

interest on Indebtedness of another Person that is guaranteed by the Corporation or any Restricted Subsidiary or secured by a Lien on assets of the Corporation or any Restricted Subsidiary, whether or not such guarantee or Lien is called upon; plus

(d)	all dividends, whether paid or accrued and whether or not in cash, on any series of Disqualified Stock or Preferred Stock of the Corporation or any Restricted Subsidiary,

other than dividends on Equity Interests payable solely in Equity Interests of the Corporation (other than Disqualified Stock) or to the Corporation or any Restricted Subsidiary, minus

(e)	the interest component of all payments associated with Lease Liabilities incurred in connection with leases for collision repair sites,

in each case, on a consolidated basis and determined in accordance with IFRS.

“Global Note Legend” means the legend set forth in Section 2.18(c), which is required to be placed on all certificated Global Notes issued under this Indenture.

“Global Notes” means one or more Notes issued and outstanding and held by, or on behalf of, a Depository.

“Government of Canada Rate” means, as of any redemption date, the rate per annum equal to the arithmetic average of the interest rates quoted to the Corporation by two major Canadian investment dealers designated by the Corporation as being the annual yield to maturity, compounded semi-annually and calculated in accordance with generally accepted financial practice, which a non-callable actively traded Government of Canada bond would carry if issued on the second Business Day prior to such redemption date, in Canadian Dollars in Canada, at 100% of its principal amount and having a maturity most nearly equal to the period from the redemption date to November 6, 2027 and that would be utilized at the time of selection and in accordance with generally accepted financial practice in pricing new issues of corporate debt securities of comparable maturity.

“Government Securities” means direct obligations of, or obligations guaranteed by, Canada (including any agency or instrumentality thereof) for the payment of which obligations or guarantees the full faith and credit of Canada is pledged.

“Guarantee” means, without duplication, any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Indebtedness of any other Person and any other obligation, direct or indirect, contingent or otherwise, of such Person (a) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness of such other Person or (b) entered into for the purpose of assuring in any other manner the obligee of such Indebtedness of the payment therefor to protect such obligee against loss in respect thereof (in whole or in part); provided, however, that the term “guarantee” will not include endorsements for collection or deposit in the ordinary course of business. The term “guarantee” used as a verb has a corresponding meaning.

“Guarantors” means each Subsidiary of the Corporation that signs a Guarantee on the Issue Date and each other Subsidiary of the Corporation that executes a Note Guarantee in accordance with the provisions of this Indenture, and their respective successors and assigns, in each case, until the Note Guarantee of such Person has been released in accordance with the provisions of this Indenture.

“Hedging Obligations” means, with respect to any specified Person, all obligations of such Person under Currency Agreements, Interest Rate Agreements and Commodity Hedging Agreements, with the amount of such obligations being equal to the net amount payable if such obligations were terminated at that time due to default by such Person (after giving effect to any contractually permitted set-off).

“Holder” means a Person in whose name a Note is registered.

“Holders’ Request” means an instrument signed in one or more counterparts by the Holder or Holders of not less than 25% of the aggregate principal amount of the outstanding Notes requesting the Trustee to take an action or proceeding permitted by this Indenture.

“IFRS” means International Financial Reporting Standards as issued by the International Accounting Standards Board, as in effect from time to time in Canada.

“incur” has the meaning given to that term in Section 5.10(a).

“Indebtedness” means, with respect to any specified Person, and without duplication, any indebtedness of such Person, whether or not contingent:

(a)	in respect of borrowed money;

(b)	evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof);

(c)	representing Lease Liabilities;

(d)

representing the balance deferred and unpaid of the purchase price of any property or services due more than six months after such property is acquired or such services are completed (unless such balance is being contested in good faith by appropriate proceedings promptly instituted and diligently concluded); and

(e)	representing the net amount of any Hedging Obligations,

if and to the extent any of the preceding items (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet of the specified Person prepared in accordance with IFRS. In addition, the term “Indebtedness” includes (a) all Indebtedness of others secured by a Lien on any asset of the specified Person (whether or not such Indebtedness is assumed by the specified Person) (provided that if such Indebtedness is not assumed by the specified Person, the amount of such Indebtedness will be the lesser of (i) the Fair Market Value of such asset at such date of determination and (ii) the amount of such Indebtedness of the specified Person) and (b) to the extent not otherwise included, the guarantee by the specified Person of any Indebtedness of any other Person. Notwithstanding the foregoing, the following shall not constitute Indebtedness:

(a)

any obligation arising from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business; provided, however, that such obligation is extinguished within five Business Days of its incurrence;

(b)

any obligation arising from any agreement providing for indemnities, Guarantees, purchase price adjustments, holdbacks, contingency payment or earnout obligations based on the performance of the acquired or disposed assets, subordinated vendor takeback loan or similar obligations (other than Guarantees of Indebtedness) customarily incurred by any Person in connection with the acquisition or disposition of any assets, including Capital Stock, in an aggregate amount not to exceed $25 million at any one time outstanding; and

(c)

any indebtedness that has been defeased in accordance with IFRS or defeased pursuant to the irrevocable deposit of cash or Cash Equivalents (in an amount sufficient to satisfy all obligations relating thereto at maturity or redemption, as applicable, including all payments of interest and premium, if any) in a trust or account created or pledged for the sole benefit of the holders of such indebtedness, and subject to no other Liens, and in accordance with the other applicable terms of the instrument governing such indebtedness; provided, however, if any such defeasance shall be terminated prior to the full discharge of the Indebtedness for which it was Incurred, then such Indebtedness shall constitute Indebtedness for all relevant purposes of this Indenture.

“Indenture” means this trust indenture, as originally executed or as it may from time to time be supplemented, amended, restated or otherwise modified in accordance with the terms hereof.

“Interest Payment Date” means May 6 and November 6 of each year that the Notes are outstanding, commencing (except in respect of any Additional Notes) on May 6, 2026.

“Interest Period” means the period commencing on the later of (a) the date of issue of the Notes and (b) the immediately preceding Interest Payment Date on which interest has been paid, and ending on the date immediately preceding the Interest Payment Date in respect of which interest is payable.

“Interest Rate Agreement” means any financial arrangement entered into between the Corporation (or its Restricted Subsidiaries) and a counterparty on a case by case basis in connection with interest rate swap transactions, interest rate options, cap transactions, floor transactions, collar transactions and other similar interest rate protection related transactions, the purpose of which is to mitigate or eliminate its exposure to fluctuations in interest rates.

“Internal Procedures” has the meaning given to that term in Section 2.8(b)(ii).

“Internal Revenue Code” means the United States Internal Revenue Code of 1986, as amended from time to time (including regulations and guidance thereunder).

“Investment Grade Rating” means a rating equal to or higher than (a) in the case of Morningstar DBRS, BBB(low), (b) in the case of S&P, BBB-, (c) in the case of Fitch, BBB-, (d) in the case of Moody’s, “Baa3”, and (e) in the case of any other Rating Agency described in clause (b) of the definition thereof, an equivalent or higher rating.

“Investments” means, with respect to any Person, all direct or indirect investments by such Person in other Persons (including Affiliates) in the form of loans (including guarantees or other obligations), advances or capital contributions (excluding (a) commission, travel and similar advances to officers, employees and consultants made in the ordinary course of business and (b) deposits, extensions of credit or advances to customers, suppliers, lessors or regulatory bodies that are incurred or made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with IFRS. If the Corporation or any Restricted Subsidiary sells or otherwise disposes of any Equity Interests of any direct or indirect Restricted Subsidiary such that, after giving effect to any such sale or disposition, such Person is no longer a Restricted Subsidiary, the Person disposing of such Equity Interests will be deemed to have made an Investment on the date of any such sale or disposition equal to the Fair Market Value of the Corporation and all Restricted Subsidiaries’ Investments in such Subsidiary that were not sold or disposed of. The acquisition by the Corporation or any Restricted Subsidiary of a Person that holds an Investment in a third Person will be deemed to be an Investment by the Corporation or such Restricted Subsidiary in such third Person in an amount equal to the Fair Market Value of the Investments held by the acquired Person in such third Person. Except as otherwise provided in this Indenture, the amount of an Investment will be determined at the time the Investment is made (or deemed to be made) and without giving effect to subsequent changes in value.

“Issue Date” means the date on which the Notes are first issued under this Indenture.

“Lease Liabilities” means, at the time any determination is to be made, the amount of the lease liability in respect of any lease that would at that time be required to be capitalized on a statement of financial position prepared in accordance with IFRS, and the Stated Maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be cancelled by the lessee without payment of a penalty.

“Legal Defeasance” has the meaning given to that term in Section 7.3.

“Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in such asset and any filing of or agreement to give any financing statement under the Personal Property Security Act (Ontario) (or equivalent statutes of any jurisdiction).

“Limited Condition Acquisition” means any acquisition, including by way of purchase, merger, amalgamation or consolidation or similar transaction (including repayment of Indebtedness of the Person acquired, or that is secured by the assets acquired, in such acquisition), and the incurrence of Indebtedness, Disqualified Stock or Preferred Stock in connection therewith, by the Corporation or one or more of the Restricted Subsidiaries, with respect to which the Corporation or any such Restricted Subsidiaries have entered into an agreement or is otherwise contractually committed to consummate and the consummation of which is not expressly conditioned upon the availability of, or on obtaining, third-party financing (or, if such a condition does exist, the Corporation or any such Restricted Subsidiaries would be required to pay any fee, liquidated damages or other amount or be subject to any indemnity, claim or other liability as a result of such third party financing not having been available or obtained).

“Limited Recourse Guarantee” means a guarantee by the Corporation or any Restricted Subsidiary of Non-Recourse Debt owing to any lenders by an Unrestricted Subsidiary or joint venture in which the Corporation or a Restricted Subsidiary has an ownership interest; provided that recourse on such guarantee is limited to Liens on and pledges of the Equity Interests of such Unrestricted Subsidiary or joint venture.

“LVTS” means the large value electronic money transfer system operated by the Canadian Payments Association and any successor thereto.

“Majority Holders” means (i) the Holders of Notes having passed a resolution by the affirmative vote of the Holders of a majority of the aggregate principal amount of the Notes then outstanding, represented and voting at a meeting duly convened for the purpose and held in accordance with this Indenture, or (ii) the Holders of a majority of the aggregate principal amount of the Notes then outstanding having otherwise provided consent in writing in accordance with this Indenture.

“Material Subsidiary” means any Subsidiary of the Corporation meeting any of the following conditions:

(d)

the Corporation and its other Subsidiaries’ investments in and advances to the Subsidiary exceed 5.0% of the total assets of the Corporation and its Subsidiaries consolidated as of the end of the most recently completed fiscal year;

(e)

the Corporation and its other Subsidiaries’ proportionate share of the total assets (after intercompany eliminations) of the Subsidiary exceeds 5.0% of the total assets of the Corporation and its Subsidiaries consolidated as of the end of the most recently completed fiscal year; and

(f)

the Corporation and its other Subsidiaries’ equity in the income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principle of the Subsidiary exclusive of amounts attributable to any non-controlling interest exceeds 5.0% of such income of the Corporation and its Subsidiaries consolidated for the most recently completed fiscal year.

“Maturity” means, when used with respect to any Note, the date on which the principal of such Note or an instalment of principal becomes due and payable as therein or herein provided, whether at the Stated Maturity or by declaration of acceleration, notice of redemption, notice of option to elect repayment or otherwise.

“Maturity Account” means an account or accounts required to be established by the Corporation (and which shall be maintained by and subject to the control of the Paying Agent) for the Notes issued pursuant to and in accordance with this Indenture.

“Moody’s” means Moody’s Investor Services, Inc., and any successor to the ratings business thereof.

“Morningstar DBRS” means DBRS Limited, and any successor to the ratings business thereof.

“Net Cash Proceeds” means, with respect to any Equity Offering, the cash proceeds of such offering or sale net of legal fees, accountants’ fees, underwriters’ or placement agents’ fees, listing fees, discounts or commissions and brokerage, consultant and other fees and charges actually incurred in connection with such offering or sale and net of taxes paid or payable as a result of such issuance or sale.

“Net Proceeds” means the aggregate cash proceeds and Cash Equivalents received by the Corporation or any Restricted Subsidiary in respect of any Asset Sale (including, without limitation, any cash or Cash Equivalents received upon the sale or other disposition of any non-cash consideration received in any Asset Sale) after making any payments to holders of minority interests in any assets sold, net of (a) the direct costs relating to such Asset Sale, including, without limitation, legal, accounting and investment banking fees, commissions and any relocation expenses incurred as a result of the Asset Sale, (b) taxes paid or payable as a result of the Asset Sale, in each case, after taking into account any available tax credits or deductions and any tax sharing arrangements, (c) amounts required to be applied to the repayment of Indebtedness, other than revolving credit Indebtedness under a Credit Facility, secured by a Lien on the asset or assets that were the subject of such Asset Sale, (d) any reserve for adjustment or indemnification obligations in respect of the sale price of such asset or assets established in accordance with IFRS, and (e) any portion of the purchase price from an Asset Sale placed in escrow or held-back by the purchaser pursuant to the terms of such Asset Sale (either as a reserve for the adjustment of such purchase price or for satisfaction of indemnities with respect to such Asset Sale) until the termination of such escrow or release of such holdback.

“Non-Recourse Debt” means Indebtedness:

(a)

as to which neither the Corporation nor any Restricted Subsidiary (i) provides any guarantee or credit support of any kind (including any undertaking, guarantee, indemnity, agreement or instrument that would constitute Indebtedness) or (ii) is directly or indirectly liable (as a guarantor or otherwise), in each case other than in respect of a Limited Recourse Guarantee;

(b)

no default with respect to which (including any rights that the holders thereof may have to take enforcement action against an Unrestricted Subsidiary) would permit (upon notice, lapse of time or both) any holder of any other Indebtedness of the Corporation or any Restricted Subsidiary to declare a default under such other Indebtedness or cause the payment thereof to be accelerated or payable prior to its Stated Maturity; and

(c)	as to which the lenders do not have any recourse against any of the assets of the Corporation or its Restricted Subsidiaries, other than pursuant to a Limited Recourse Guarantee.

“Note Guarantee” means the guarantee by each Guarantor of the Corporation’s obligations under this Indenture and the Notes, as provided for in this Indenture.

“Notes” means the 5.50% Senior Unsecured Notes due November 6, 2030 issued pursuant to this Indenture.

“Obligations” or “obligations” means any principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

“Offering Memorandum” means the offering memorandum of the Corporation dated October 30, 2025 relating to the original issuance of the Notes.

“Officer’s Certificate” means a certificate signed by any senior officer, or the Corporate Secretary, of the Corporation.

“Opinion of Counsel” means a written opinion (which may contain customary exceptions, assumptions and qualifications) of Counsel in a form acceptable to the Trustee, acting reasonably.

“Participant” has the meaning given to that term in Section 3.2(d).

“Paying Agent” has the meaning given to that term in Section 2.10.

“Permitted Business” means the businesses engaged in by the Corporation and its Subsidiaries on the Issue Date as described in the Offering Memorandum (including the investor presentation attached thereto), and includes any business that is reasonably related, incidental, ancillary or complementary thereto or a reasonable growth, extension, expansion or development of, such businesses, in each case, as determined in good faith by the Corporation.

“Permitted Debt” has the meaning given to that term in Section 5.10(b).

“Permitted Investments” means:

(a)	any Investment in the Corporation or in any Restricted Subsidiary;

(b)	any Investment in cash or Cash Equivalents;

(c)	any Investment by the Corporation or any Restricted Subsidiary in a Person if as a result of such Investment:

(i)	such Person becomes a Restricted Subsidiary; or

(ii)

such Person is merged, consolidated, combined or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Corporation or any Restricted Subsidiary;

(d)	any Investment made as a result of the receipt of non-cash consideration from an Asset Sale that was made pursuant to and in compliance with Section 5.13;

(e)	any acquisition of assets or Capital Stock solely in exchange for the issuance of Equity Interests (other than Disqualified Stock) of the Corporation;

(f)

any Investments received in compromise or resolution of (i) obligations of trade creditors or customers that were incurred in the ordinary course of business of the Corporation or any Restricted Subsidiary, including pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of any trade creditor or customer or (ii) litigation, arbitration or other disputes;

(g)	Investments represented by Hedging Obligations;

(h)

loans or advances to employees made in the ordinary course of business of the Corporation or any Restricted Subsidiary in an aggregate principal amount not to exceed $5 million at any one time outstanding;

(i)	repurchases of Notes;

(j)

(i) any guarantee of Indebtedness permitted to be incurred by Section 5.10 and (ii) any guarantee of performance or other obligations (other than Indebtedness) arising in the ordinary course of business;

(k)

any Investment existing on, or made pursuant to binding commitments existing on, the date of this Indenture and any Investment consisting of an extension, modification or renewal of any Investment existing on, or made pursuant to a binding commitment existing on, the date of this Indenture; provided that the amount of any such Investment may be increased (i) as required by the terms of such Investment as in existence on the date of this Indenture or (i) as otherwise permitted under this Indenture;

(l)

Investments in prepaid expenses, prepaid assets, negotiable instruments held for collection or deposit and lease, utility and workers’ compensation, performance or other similar deposits made in the ordinary course of business; and

(m)

any other Investment provided that, at the time of and after giving effect to such Investment, the aggregate Fair Market Value of such Investment and all other Investments made under this clause (m) since the date of this Indenture does not exceed the greater of (i) $140 million and (ii) 7.0% of the Corporation’s Consolidated Tangible Assets (determined as of the date of such Investment).

“Permitted Liens” means:

(a)	Liens on assets of the Corporation or any Guarantor securing Indebtedness and other Obligations under Credit Facilities that were incurred pursuant to clause (a) of the definition of Permitted Debt;

(b)	Liens securing Cash Management Arrangements;

(c)	Liens in favor of the Corporation or the Guarantors;

(d)

Liens on property of a Person existing at the time such Person becomes a Restricted Subsidiary or is merged with or into or consolidated, amalgamated or combined with the Corporation or any Restricted Subsidiary; provided that such Liens were in existence prior to the contemplation of such Person becoming a Restricted Subsidiary or such merger, consolidation, amalgamation or combination and do not extend to any assets other than those of the Person that becomes a Restricted Subsidiary or is merged with or into or consolidated, amalgamated or combined with the Corporation or any Restricted Subsidiary;

(e)

Liens on property (including Capital Stock) existing at the time of acquisition of the property by the Corporation or any Subsidiary of the Corporation; provided that such Liens were in existence prior to such acquisition and not incurred in contemplation of such acquisition;

(f)

Liens to secure the performance of statutory or regulatory obligations, insurance, surety or appeal bonds, workers’ compensation obligations, bid and performance bonds or other obligations of a like nature incurred in the ordinary course of business (including Liens to secure letters of credit issued to assure payment of such obligations);

(g)

Liens to secure (i) Lease Liabilities permitted to be incurred under Section 5.10 (including pursuant to Sections 5.10(b)(iv) and 5.10(b)(v)) and (ii) Indebtedness permitted by Section 5.10(b)(vi), in each case covering only the assets acquired, improved, constructed or leased in connection therewith;

(h)	Liens existing on the date of this Indenture (other than Liens securing Indebtedness under the Credit Agreement);

(i)	Liens created for the benefit of (or to secure) the Notes (or the Note Guarantees);

(j)

Liens to secure any Permitted Refinancing Indebtedness permitted to be incurred under this Indenture to refinance Indebtedness of the Corporation or any Restricted Subsidiary that was so secured; provided, however, that:

(i)

the new Lien is limited to all or part of the same property and assets that secured or, under the written agreements pursuant to which the original Lien arose, could secure the original Lien (plus improvements and accessions to such property or proceeds or distributions thereof); and

(ii)

the Indebtedness secured by the new Lien is not increased to any amount greater than the sum of (i) the outstanding principal amount, or, if greater, committed amount, of the Indebtedness renewed, refinanced, replaced, defeased or discharged with such Permitted Refinancing Indebtedness and (ii) an amount necessary to pay any fees and expenses, including premiums, related to such renewal, refinancing, replacement, defeasance or discharge;

(k)

Liens arising as a result of survey exceptions, easements, rights of way, zoning and similar restrictions, reservations (including severances, leases or reservations of minerals or water rights), restrictions or encumbrances in respect of real property that were not incurred in connection with Indebtedness and that do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person;

(l)

Liens on and pledges of the Equity Interests of any Unrestricted Subsidiary or any joint venture in which the Corporation or a Restricted Subsidiary has an ownership interest to the extent securing obligations of the Corporation or a Restricted Subsidiary under a Limited Recourse Guarantee;

(m)

Liens arising under this Indenture in favor of the Trustee for its own benefit and similar Liens in favor of other trustees, agents and representatives arising under instruments governing Indebtedness permitted to be incurred under this Indenture; provided that such Liens are solely for the benefit of the trustees, agents or representatives in their capacities as such and not for the benefit of the holders of the Indebtedness;

(n)	Liens on insurance policies and proceeds thereof, or other deposits, to secure insurance premium financings;

(o)	filing of financing statements under the Personal Property Security Act (Ontario) (or equivalent statutes of any jurisdiction) which do not arise in connection with security for Indebtedness;

(p)

Liens arising out of judgments or awards not constituting an Event of Default and notices of lis pendens and associated rights related to litigation being contested in good faith by appropriate proceedings and for which adequate reserves have been made;

(q)	Liens on cash, Cash Equivalents or other property arising in connection with the defeasance, discharge or redemption of Indebtedness;

(r)

Liens on specific items of inventory or other goods (and the proceeds thereof) of any Person securing such Person’s obligations issued or created in the ordinary course of business for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

(s)	Liens arising out of grants of software and other technology licenses in the ordinary course of business;

(t)	Liens arising out of conditional sale, title retention, consignment or similar arrangements for the sale of goods entered into in the ordinary course of business;

(u)	Liens solely on cash deposits made by the Corporation or any Restricted Subsidiary in connection with any letter of intent or purchase agreement permitted under this Indenture;

(v)	Liens to secure Hedging Obligations of the Corporation or any Restricted Subsidiary entered into in the ordinary course of business and not for speculative purposes;

(w)	Liens for taxes, assessments and governmental charges not yet delinquent or being contested in good faith and for which adequate reserves have been established to the extent required by IFRS;

(x)

Liens imposed by law, such as carriers’, warehousemen’s, repairmen’s, landlord’s, suppliers’, builders’ and mechanics’ Liens or other similar Liens, in each case, incurred in the ordinary course of business for sums not yet delinquent by more than 60 days or being contested in good faith, if such reserve or other appropriate provisions, if any, as shall be required by IFRS, shall have been made in respect thereto;

(y)

other Liens with respect to Indebtedness provided that, at the time of and after giving effect to the incurrence of such Liens, the aggregate amount of Indebtedness secured by such Liens and all other Liens incurred under this clause (y) since the date of this Indenture and which remain outstanding, does not exceed the greater of (i) $70 million and (ii) 3.5% of the Corporation’s Consolidated Tangible Assets (determined as of the date of such incurrence and including any assets acquired in connection therewith);

(z)

any Lien renewing, extending or refinancing a Lien permitted by clauses (b) through (y) above, provided that (i) the principal amount of the Indebtedness secured by such Lien is not increased except by an amount equal to a reasonable premium or other reasonable amount paid, and fees and expenses reasonably incurred, in connection therewith and by an amount equal to any existing commitments unutilized thereunder and (ii) no assets encumbered by any such Lien other than the assets permitted to be encumbered immediately prior to such renewal, extension or refinance are encumbered thereby (other than improvements thereon, accessions thereto and proceeds thereof); and

(aa)	any additional Lien so long as immediately after giving effect to the creation, incurrence and assumption of such Lien, the Secured Net Leverage Ratio of the Corporation does not exceed 1.5 to 1.0.

“Permitted Refinancing Indebtedness” means any Indebtedness of the Corporation or any Restricted Subsidiary issued in exchange for, or the net proceeds of which are used to renew, refinance, replace, defease or discharge, other Indebtedness of the Corporation or any Restricted Subsidiary (other than intercompany Indebtedness); provided that:

(a)

the principal amount (or accreted value, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount (or accreted value, if applicable) of the Indebtedness renewed, refinanced, replaced, defeased or discharged (plus all accrued interest on the Indebtedness and the amount of all fees and expenses, including premiums, incurred in connection therewith);

(b)

such Permitted Refinancing Indebtedness has a final maturity date that is (a) later than the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being renewed, refinanced, replaced, defeased or discharged or (b) more than 90 days after the final maturity date of the Notes;

(c)

if the Indebtedness being renewed, refinanced, replaced, defeased or discharged is Subordinated Indebtedness, such Permitted Refinancing Indebtedness is subordinated in right of payment to the Notes or the Note Guarantees, as applicable, on terms at least as favorable to the holders of Notes as those contained in the documentation governing the Indebtedness being renewed, refinanced, replaced, defeased or discharged; and

(d)

such Indebtedness is not incurred (other than by way of a guarantee) by a Restricted Subsidiary that is not a Guarantor if the Corporation or a Restricted Subsidiary that is a Guarantor is the issuer or other primary obligor on the Indebtedness being renewed, refinanced, replaced, defeased or discharged.

“Permitted Sale and Leaseback Transaction” means a transaction under which the Issuer or any Restricted Subsidiary sells or otherwise transfers title to any real property relating to one or more collision repair service sites and concurrently enters into a lease for such sites; provided that (a) such transaction occurs in connection with, or in reasonable proximity to, the acquisition of the business operating at such sites and (b) is entered into in the ordinary course and consistent with past practice of the Issuer.

“Person” means any individual, corporation, partnership, joint venture, limited liability company, association, joint-stock company, trust, unincorporated organization, government, governmental entity or other entity.

“Preferred Stock” means, with respect to any Person, any and all preferred or preference stock or other similar Equity Interests (however designated) of such Person whether outstanding or issued after the date of this Indenture.

“Purchase Agreement” means the definitive equity purchase agreement and plan of merger dated October 29, 2025 with TSG8 Parallel L.P., Carousel Capital Partners IV PV, L.P., JHCC, TSG8 Management L.P., TSG8 Parallel Warhawk Blocker L.P., JHCC Blocker, Inc., Project Tide Merger Sub LLC, and TSG Blocker Seller, as seller representative, pursuant to which the Corporation will indirectly acquire all of the issued and outstanding equity interests of JHCC Holdings Parent, LLC.

“QIB” means a “qualified institutional buyer” as defined in Rule 144A(a)(1).

“Qualified Receivables Transaction” means any transaction or series of transactions that may be entered into by the Corporation or any of its Restricted Subsidiaries pursuant to which the Corporation or any of its Restricted Subsidiaries may sell, convey or otherwise transfer to any Person, any accounts receivable (whether now existing or arising in the future) of the Corporation or any of its Restricted Subsidiaries, and any assets related thereto (including all collateral securing such accounts receivable, all contracts and all Guarantees or other obligations in respect of such accounts receivable, proceeds of such accounts receivable and other assets which are customarily transferred or in respect of which security interests are customarily granted in connection with securitization or factoring transactions involving accounts receivable); provided that, a Responsible Officer shall have determined in good faith that (1) such Qualified Receivables Transaction is economically fair and reasonable to the Corporation, and (2) the financing terms, representations, warranties, covenants, repurchase obligations, indemnities, termination events and other provisions thereof are customary for a transaction of such nature.

“Rating Agency” means (a) Morningstar DBRS and (b) if Morningstar DBRS ceases to rate the Notes, a “designated rating organization” within the meaning of National Instrument 44-101 – Short Form Prospectus Distributions selected by the Corporation as a replacement agency for Morningstar DBRS.

“Rating Decline” means the occurrence of a decrease in the rating of the Notes by one or more gradations by any Rating Agency that has assigned a rating to the Notes (including gradations within the rating categories, as well as between categories) within 90 days before or after the earlier of (a) a Change of Control, (b) the date of public notice of the occurrence of a Change of Control or (c) public notice of the intention of the Corporation to effect a Change of Control (which 90 day period shall be extended so long as the rating of the Notes is under publicly announced consideration for possible downgrade by any Rating Agency).

“Record Date” means, with respect to any Interest Payment Date, the immediately preceding April 26 and October 26.

“Redemption Date” has the meaning given to that term in Section 4.6.

“Redemption Notice” has the meaning given to that term in Section 4.6.

“Redemption Notice Date” has the meaning given to that term in Section 4.1.

“Registrar” has the meaning given to that term in Section 2.10.

“Responsible Officer” means, with respect to the Corporation, the Chief Executive Officer, the President, the Chief Operating Officer, the Chief Financial Officer, any Vice President or the Treasurer of the Corporation.

“Restricted Investment” means an Investment other than a Permitted Investment.

“Restricted Payment” has the meaning given to that term in Section 5.9.

“Restricted Subsidiary” means any direct or indirect Subsidiary of the Corporation that is not an Unrestricted Subsidiary.

“Rule 144A” means Rule 144A promulgated under the 1933 Act.

“S&P” means S&P Global Ratings, a division of S&P Global Inc., and any successor to the ratings business thereof.

“Secured Debt” means, at any time, that portion of Consolidated Indebtedness that is secured by a Lien on assets of the Corporation or a Restricted Subsidiary.

“Secured Net Leverage Ratio” means, as of any date of determination, with respect to the Corporation, the ratio of (a) Secured Debt at such date minus (i) the amount of unrestricted cash and Cash Equivalents at the date of determination, minus (ii) Lease Liabilities of the type described under Section 5.10(b)(v), to (b) Consolidated EBITDA (as determined for the four consecutive fiscal quarters ending with the Corporation’s most recent fiscal quarter for which annual or quarterly internal financial statements are available), in each case adjusted in accordance with the pro forma adjustment provisions set forth in the definition of “Fixed Charge Coverage Ratio”.

“Significant Acquisition” means an acquisition by the Corporation or any of its Restricted Subsidiaries that would constitute a “significant acquisition” within the meaning of National Instrument 51-102 – Continuous Disclosure Obligations, as in effect on the Issue Date.

“Special Mandatory Redemption” has the meaning given to that term in Section 4.1.

“Special Mandatory Redemption Date” has the meaning given to that term in Section 4.1.

“Special Mandatory Redemption Event” has the meaning given to that term in Section 4.1.

“Special Mandatory Redemption Event Notice” has the meaning given to that term in Section 4.1.

“Special Mandatory Redemption Price” has the meaning given to that term in Section 4.1.

“Stated Maturity” means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which the payment of interest or principal was scheduled to be paid in the original documentation governing such Indebtedness (including pursuant to any mandatory redemption provision), and will not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

“Subordinated Indebtedness” means Indebtedness of the Corporation or a Guarantor that is subordinated in right of payment to the Notes or the Note Guarantee, as the case may be.

“Subsidiary” means, with respect to any specified Person:

(a)

any corporation, association or other business entity (other than a partnership or limited liability company) of which more than 50% of the total voting power of its Voting Stock is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and

(b)

any partnership or limited liability company of which (a) more than 50% of the capital accounts, distribution rights, total equity and voting interests or general and limited partnership interests, as applicable, are owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person (or a combination thereof), whether in the form of membership, general, special or limited partnership interests or otherwise, and (b) such Person or any Subsidiary of such Person is a controlling general partner or otherwise controls such entity.

“Supplemental Indenture” means an indenture supplemental to this Indenture which may be executed, acknowledged and delivered for any of the purposes set out in Section 11.5.

“Tax Act” means the Income Tax Act (Canada) and the regulations thereunder, as amended or replaced from time to time.

“Taxes” means any present or future tax, levy, impost, assessment or other government charge (including penalties, interest and any other liabilities related thereto) imposed or levied by or on behalf of a Taxing Authority.

“Taxing Authority” means any government or any political subdivision or territory or possession of any government or any authority or agency therein or thereof having power to tax.

“Trustee” means Computershare Trust Company of Canada in its capacity as trustee under this Indenture and its successors and permitted assigns in such capacity.

“United States” or “U.S.” means the United States of America, its territories and possessions, any state of the United States and the District of Columbia.

“Unrestricted Subsidiary” means any direct or indirect Subsidiary of the Corporation (including any newly acquired or newly formed Subsidiary or a Person becoming a Subsidiary through consolidation, amalgamation, plan of arrangement or merger or Investment therein) that is designated by the Board of Directors of the Corporation as an Unrestricted Subsidiary pursuant to a resolution of such Board of Directors, but only to the extent that such Subsidiary:

(a)	has no Indebtedness other than (a) Non-Recourse Debt and (b) Indebtedness permitted by Section 5.17(a)(ii);

(b)

except as permitted by Section 5.12, is not party to any agreement, contract, arrangement or understanding with the Corporation or any Restricted Subsidiary unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to the Corporation or such Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of the Corporation;

(c)

is a Person with respect to which neither the Corporation nor any of its Restricted Subsidiaries has any direct or indirect obligation (a) to subscribe for additional Equity Interests or (b) to maintain or preserve such Person’s financial condition or to cause such Person to achieve any specified levels of operating results, unless such obligation could be performed by the Corporation or the Restricted Subsidiaries in accordance with Section 5.9; and

(d)

has not guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of the Corporation or any Restricted Subsidiary, except to the extent such guarantee would be released upon such designation.

All Subsidiaries of an Unrestricted Subsidiary shall also be deemed to be Unrestricted Subsidiaries.

“Voting Stock” of any specified Person as of any date means the Capital Stock of such Person entitling the holders thereof (whether at all times or only so long as no senior class of Capital Stock has voting power by reason of any contingency) to vote in the election of members of the Board of Directors of such Person.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness at any date, the number of years obtained by dividing the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect of the Indebtedness, by (b) the number of years (rounded to the nearest two decimal places) that will elapse between such date and the making of such payment; by the then outstanding principal amount of such Indebtedness.

1.2	Meaning of “Outstanding”

Subject to Section 7.1, every Note issued, authenticated and delivered in accordance with this Indenture shall be deemed to be outstanding until it is cancelled or redeemed or delivered to the Trustee for cancellation or redemption or a new Note is issued in substitution for it pursuant to Section 2.14 or the payment for redemption thereof shall have been set aside under Section 4.8; provided that:

(a)

when a new Note has been issued in substitution for a Note which has been lost, stolen or destroyed, only one of such Notes shall be counted for the purpose of determining the aggregate principal amount of Notes outstanding;

(b)	Notes which have been partially redeemed or purchased shall be deemed to be outstanding only to the extent of the unredeemed or unpurchased part of the principal amount thereof; and

(c)

for the purposes of any provision of this Indenture entitling Holders of outstanding Notes to vote, sign consents, resolutions, requisitions or other instruments or take any other action under this Indenture, or to constitute a quorum of any meeting of Holders, Notes owned directly or indirectly, legally or equitably, by the Corporation, any of its Subsidiaries or any of its Affiliates shall be disregarded (unless the Corporation, one or more of its Subsidiaries and/or one or more of its Affiliates are the only Holders (or Beneficial Holders) of the outstanding aggregate principal amount of Notes at the time outstanding in which case they shall not be disregarded), except that:

(i)

for the purpose of determining whether the Trustee shall be protected in relying on any such vote, consent, resolution, requisition or other instrument or action, or on the Holders present or represented at any meeting of Holders, only the Notes in respect of which the Trustee has received an Officer’s Certificate confirming that the Corporation, one or more of its Subsidiaries and/or one or more of its Affiliates are the only Holders shall be so disregarded; and

(ii)

Notes so owned which have been pledged in good faith other than to the Corporation or any of its Subsidiaries shall not be so disregarded if the pledgee shall establish, to the satisfaction of the Trustee, the pledgee’s right to vote such Notes, sign consents, resolutions, requisitions or other instruments or take such other actions in his discretion free from the control of the Corporation, any of its Subsidiaries or any of its Affiliates.

1.3	Interpretation

In this Indenture:

(a)	words importing the singular number or masculine gender shall include the plural number or the feminine or neuter genders, and vice versa;

(b)	all references to Sections refer, unless otherwise specified, to sections, subsections or clauses of this Indenture;

(c)

words and terms denoting inclusiveness (such as “include” or “includes” or “including”), whether or not so stated, are not limited by and do not imply limitation of their context or the words or phrases which precede or succeed them; and

(d)

“this Indenture”, “hereto”, “herein”, “hereby”, “hereunder”, “hereof” and similar expressions refer to this Indenture and not to any particular Article, Section, subsection, clause, subdivision or other portion hereof and include every Supplemental Indenture.

1.4	Headings, Etc.

The division of this Indenture into Articles, Sections, subsections and paragraphs, the provision of a table of contents and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Indenture.

1.5	Statute Reference

Any reference in this Indenture to a statute is deemed to be a reference to such statute as amended, re-enacted or replaced from time to time.

1.6	Day not a Business Day

In the event that any day on or before which any action required to be taken hereunder is not a Business Day, then such action shall be required to be taken on or before the requisite time on the first Business Day thereafter with the same force and effect as if such action had been taken on such non-Business Day and, in the case of any payments, no additional amounts shall accrue or be payable as a result of such delay.

1.7	Applicable Law

This Indenture, the Notes and the Note Guarantees shall be construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein and shall be treated in all respects as Ontario contracts.

1.8	Waiver of Jury Trial

The parties hereto and the Holders by acceptance of the Notes each hereby waive any right to trial by jury in any action, proceeding or counterclaim arising out of or relating to this Indenture, the Notes or each Note Guarantee or any transaction related hereto or thereto to the fullest extent permitted by applicable law.

1.9	Monetary References

Whenever any amounts of money (including the word “dollars” and the symbol “$”) are referred to herein, such amounts shall be deemed to be in lawful money of United States and all references to “Canadian dollars” or “C$” are to lawful money of Canada unless otherwise expressed.

1.10	Invalidity, Etc.

Each provision in this Indenture or in a Note is distinct and severable and a declaration of invalidity or unenforceability of any such provision by a court of competent jurisdiction will not affect the validity or enforceability of any other provision hereof or thereof.

1.11	Accounting Terms

Each accounting term used in this Indenture, unless otherwise defined herein, has the meaning assigned to it under IFRS applied consistently throughout the relevant period and relevant prior periods.

1.12	Indemnification for Judgment Currency Fluctuations

If for the purposes of obtaining judgment in any court it is necessary to convert a sum due under this Indenture to the Holder from another currency to Canadian dollars, the Corporation and each Guarantor has agreed, and each Holder by holding such Note will be deemed to have agreed, to the fullest extent that the Corporation, each Guarantor and they may effectively do so, that the rate of exchange used shall be that at which in accordance with normal banking procedures such Holder could purchase Canadian dollars with such other currency in Toronto, Ontario on the Business Day preceding the day on which final judgment is given.

The Corporation’s and the Guarantors’ obligations to any Holder will, notwithstanding any judgment in a currency (the “judgment currency”) other than Canadian dollars, be discharged only to the extent that on the Business Day following receipt by such Holder or the Trustee, as the case may be, of any amount in such judgment currency, such Holder may in accordance with normal banking procedures purchase Canadian dollars with the judgment currency. If the amount of the Canadian dollars so purchased is less than the amount originally to be paid to such Holder or the Trustee in the judgment currency (as determined in the manner set forth in the preceding paragraph), as the case may be, each of the Corporation and the Guarantors, jointly and severally, agrees, as a separate obligation and notwithstanding any such judgment, to indemnify the Holder and the Trustee, as the case may be, against any such loss. If the amount of the Canadian dollars so purchased is more than the amount originally to be paid to such Holder or the Trustee, as the case may be, such Holder or the Trustee, as the case may be, will pay the Corporation or the applicable Guarantor such excess; provided that such Holder or the Trustee, as the case may be, shall not have any obligation to pay any such excess as long as a Default under the Notes or this Indenture has occurred and is continuing or if the Corporation or the Guarantors shall have failed to pay any Holder any amounts then due and payable under such Notes or this Indenture, in which case such excess may be applied by such Holder or the Trustee to such obligations.

ARTICLE 2

THE NOTES

2.1	Issue and Designation of Notes

In accordance with this Indenture, the Corporation is authorized to issue a series of Notes designated as “5.50% Senior Unsecured Notes due November 6, 2030”. The Notes will be issued in denominations that are integral multiples of C$1,000 in excess thereof. The Notes will become due and payable, together with accrued and unpaid interest thereon, on November 6, 2030.

2.2	Additional Notes

The aggregate principal amount of Notes which may be issued under this Indenture on the Issue Date is C$525,000,000. The Corporation shall be entitled, subject to Section 5.10, to issue Additional Notes in an unlimited principal amount under this Indenture from time to time which shall have identical terms as the Notes issued on the Issue Date, other than with respect to the date of issuance, issue price and the first Interest Payment Date, and which shall bear the same designation and designating letters as those applied to such previous issue and will be numbered consecutively upwards in respect of such denominations of Notes in like manner and following the numbers of the Notes of such previous issue. The Notes issued on the date hereof and any Additional Notes shall be treated as a single class for all purposes under this Indenture (including, waivers, amendments, consents, redemptions and offers to purchase). With respect to any Additional Notes, the Corporation shall set forth in a Corporation Order, a copy of which shall be delivered to the Trustee, the aggregate principal amount of such Additional Notes to be authenticated and delivered pursuant to this Indenture, and the Holder(s), issue date and first Interest Payment Date of such Additional Notes.

2.3	Interest

The Notes will bear interest on the unpaid principal amount thereof at the rate of 5.50% per annum from the issuance thereof or, if interest has already been paid, from the date it was most recently paid to but excluding the Stated Maturity date of the Notes, payable in arrears in respect of each Interest Period (after, as well as before, Maturity, default and judgment, with overdue interest at the same rate) on each Interest Payment Date in accordance with Section 2.15 and Section 2.16.

2.4	Currency of Payment

The principal of, premium (if any) and interest on the Notes will be payable in Canadian dollars.

2.5	Additional Amounts

(a)

All payments made by or on behalf of the Corporation under or with respect to the Notes, or by or on behalf of any Guarantor under or with respect to any Note Guarantee (the Corporation and any Guarantor each being a “Payor”), will be made free and clear of, and without withholding or deduction for or on account of, any present or future tax, duty, levy, impost, assessment or other governmental charge (including penalties, interest and other liabilities related thereto) (hereinafter referred to as “Taxes”) imposed or levied by or on behalf of any jurisdiction in which the Payor is organized, resident or carrying on business for tax purposes or from or through which such Payor (or its agents) makes any payment on the Notes or any Note Guarantee or any department or political subdivision thereof (each, a “Relevant Taxing Jurisdiction”), unless such Person is required to withhold or deduct Taxes by law or by the interpretation or administration thereof.

(b)

If a Payor is so required to withhold or deduct any amount for or on account of Taxes imposed by a Relevant Taxing Jurisdiction from any payment made under or with respect to a Note or any Note Guarantee, such Payor will be required to pay such additional amounts (“Additional Amounts”) as may be necessary so that the net amount received by a Holder or Beneficial Holder of Notes (including Additional Amounts) after such withholding or deduction will not be less than the amount such Holder or Beneficial Holder of Notes would have received if such Taxes (including Taxes on any Additional Amounts) had not been withheld or deducted; provided, however, that the foregoing obligation to pay Additional Amounts does not apply to:

(i)

any Taxes imposed on a payment to any Holder or Beneficial Holder of Notes with which the applicable Payor does not deal at arm’s length (within the meaning of the Income Tax Act (Canada)) at the time of the payment;

(ii)

any Taxes imposed on a payment or deemed payment to a Holder or Beneficial Holder by reason of such Holder or Beneficial Holder being a “specified shareholder” (within the meaning of subsection 18(5) of the Income Tax Act (Canada)) of the applicable Payor at the time of payment or deemed payment, or by reason of such Holder or Beneficial Holder not dealing at arm’s length for the purposes of the Income Tax Act (Canada) with a “specified shareholder” of the applicable Payor at the time of payment or deemed payment;

(iii)

any Taxes imposed on a payment or deemed payment to a holder or beneficial holder by reason of such holder or beneficial holder being an entity in respect of which the applicable Payor is a “specified entity” (within the meaning of subsection 18.4(1) of the Income Tax Act (Canada)) at the time of payment or deemed payment;

(iv)

any Taxes that would not have been so imposed but for the existence of any present or former connection between the relevant Holder or Beneficial Holder of Notes and the Relevant Taxing Jurisdiction including, for greater certainty and without limitation, being or having been a citizen, resident or national thereof, or being or having been present or engaged in a trade or business therein or maintaining a permanent establishment or other physical presence in or otherwise having some connection with the Relevant Taxing Jurisdiction (other than a connection from the mere acquisition, ownership or holding of such Note or a beneficial interest therein or the enforcement of rights thereunder or the receipt of any payment in respect thereof);

(v)

any estate, inheritance, gift, sales, excise, transfer, personal property tax or similar tax, assessment or governmental charge, except to the extent such tax, assessment or governmental charge is levied or imposed in connection with the execution, delivery, enforcement or registration of the Notes;

(vi)

any deduction or withholding of Taxes on a payment if the payment could have been made without such deduction or withholding if the beneficiary of the payment had presented the Note for payment within 30 days after the date on which such payment or such Note became due and payable or the date on which payment thereof is duly provided for, whichever is later (except to the extent that the Holder or Beneficial Holder would have been entitled to Additional Amounts had the Note been presented on the last day of such 30-day period);

(vii)

any Taxes imposed by reason of the Holder’s or Beneficial Holder’s failure to comply with any certification, documentation, information or other reporting requirement concerning such Holder’s or Beneficial Holder’s nationality, citizenship, residence, identity or other connection with the Relevant Taxing Jurisdiction if compliance is required by law, regulation, administrative practice or an applicable treaty as a precondition to exemption from, or a reduction in the rate of deduction or withholding of, such Taxes to which such Holder or Beneficial Holder is entitled; provided that the provision of such certification, documentation, information or other reporting would not be materially more onerous, in form, procedure or in substance of information disclosed, than comparable information or reporting requirements imposed under Canadian tax law, regulation and administrative practice;

(viii)	any tax, assessment or other governmental charge which would have been avoided by such Holder by presenting the relevant Note (if presentation is required) to another Paying Agent (if there is one);

(ix)

any Taxes imposed on a payment to a Holder of Notes that is a fiduciary or partnership or any other Person other than the sole beneficial owner of such payment or Notes, to the extent that a beneficiary or settlor with respect to such fiduciary, a member of such partnership or the beneficial owner of such payment or Note would not have been entitled to the Additional Amounts had such beneficiary, settlor, member or beneficial owner been the actual Holder of such Notes;

(x)	any Taxes imposed directly or indirectly under FATCA; or

(xi)	any combination of the foregoing items (i) through (x) (any such Tax in respect of which Additional Amounts are payable, an “Indemnified Tax”).

(c)

The applicable Payor will make any required withholding or deduction and remit the full amount deducted or withheld to the Relevant Taxing Jurisdiction in accordance with applicable law. The Corporation will provide the Trustee with official receipts or other documentation evidencing the payment of the Taxes with respect to which Additional Amounts are paid.

(d)

Where Tax is payable pursuant to Regulation 803 of the Income Tax Act (Canada) by a Holder or Beneficial Holder of Notes in respect of any amount payable under the Notes or Note Guarantee (other than by reason of a transfer of the Notes to a person resident in Canada with whom the transferor does not deal at arm’s length for the purposes of the Income Tax Act (Canada)), but no Additional Amount is paid in respect of such Tax, the Payor will pay, as or on account of interest to the holder or beneficial holder of the Notes, an amount equal to such Tax (a “Regulation 803 Reimbursement”) plus an amount equal to any Tax required to be paid by such holder or beneficial owner of the Notes as a result of such Regulation 803 Reimbursement within 45 days after receiving from the holder a notice containing reasonable particulars of the Tax so payable, provided such holder or beneficial owner of the Notes would have been entitled to receive Additional Amounts on account of such Tax (and only to the extent of such Additional Amounts that such holder or beneficial owner of the Notes would have been entitled to receive) but for the fact that it is payable otherwise than by deduction or withholding from payments made under or with respect to the Notes or any Note Guarantee.

(e)

The Corporation and the Guarantors will indemnify and hold harmless a Holder or Beneficial Holder of the Notes for the amount of any Indemnified Taxes levied or imposed and paid by such Holder or Beneficial Holder as a result of payments made under or with respect to the Notes or any Note Guarantee, and with respect to any reimbursements under this Section 2.5.

(f)

Each of the Corporation and the Guarantors will pay any present or future stamp, court or documentary taxes or any other excise, property or similar Taxes that arise in any Relevant Taxing Jurisdiction from the execution, delivery, enforcement or registration of the Notes, the Note Guarantees, this Indenture or any other document or instrument in relation thereto, and each of the Corporation and the Guarantors will indemnify the Holders and Beneficial Holders of the Notes for any such amounts (including penalties, interest and other liabilities related thereto) paid by such Holders and Beneficial Holders.

(g)

If a Payor is or will become obligated to pay Additional Amounts under or with respect to any payment made on the Notes or a Note Guarantee, at least 30 days prior to the date of such payment (or, if the obligation to pay Additional Amounts arises after the 30th day prior to such date, promptly thereafter), such Payor will deliver to the Trustee an Officer’s Certificate stating the fact that Additional Amounts will be payable and the amount so payable and such other information necessary to enable the Paying Agent to pay Additional Amounts to Holders on the relevant payment date.

(h)

If (i) a Payor becomes, or will become, obligated to pay, on the next date on which any amount may be payable with respect to the Notes, any Additional Amounts as a result of a change (or a change in legislation proposed by the Minister of Finance of Canada or any similar authority that, if enacted, will be effective prior to the enactment date) in or amendment to the laws, regulations or rulings of any Relevant Taxing Jurisdiction, or any change in official position regarding the application or interpretation of such laws, regulations or rulings (including a holding by a court of competent jurisdiction), which is publicly announced or becomes effective on or after the date of the Offering Memorandum (or, if the Relevant Taxing Jurisdiction became a Relevant Taxing Jurisdiction on a later date, after such later date) and (ii) the payment of such Additional Amounts cannot (as certified in an Officer’s Certificate to the Trustee) be avoided by the use of reasonable measures available to the Corporation, then the Corporation may, at its option, redeem the Notes then outstanding, in whole but not in part, upon not less than 15 nor more than 60 days’ notice (such notice to be provided not more than 90 days before the next date on which the Payor would be obligated to pay Additional Amounts), at a redemption price equal to 100% of the principal amount thereof, plus accrued and unpaid interest and Additional Amounts, if any, to but excluding the redemption date (subject to the right of Holders of record on the relevant record date to receive interest due on an interest payment date that is on or prior to the redemption date). Notice of the Corporation’s intent to redeem the Notes shall not be effective until such time as it delivers to the Trustee an Opinion of Counsel stating that the Payor is or will become obligated to pay Additional Amounts because of any change or amendment described in this Section 2.5(h).

(i)

Whenever in this Indenture there is mentioned in any context of (a) the payment of principal, (b) redemption prices or purchase prices in connection with a redemption or purchase of the Notes, (c) interest or (d) any other amount payable on or with respect to any of the Notes or any Note Guarantee, such reference shall be deemed to include payment of Additional Amounts as described under this Section 2.5 to the extent that, in such context, Additional Amounts are, were or would be payable.

(j)

The obligations described under this Section 2.5 will survive any termination, defeasance or discharge of this Indenture and will apply mutatis mutandis to any jurisdiction in which any successor Person to the Corporation or any Guarantor is organized or any political subdivision or taxing authority or agency thereof or therein.

2.6	Appointment of Trustee and Depository

The Trustee is hereby appointed as the trustee for the Notes, subject to Article 10 and the other terms and conditions of this Indenture. The Corporation hereby initially appoints CDS to act as Depository with respect to the Notes.

2.7	Form of Notes

The Notes may be issued in certificated or uncertificated (electronic) form. A Note that is evidenced by a certificate, and the Trustee’s certificate of authentication, shall be substantially in the form set out in Appendix A hereto, together with such appropriate insertions, omissions, substitutions and other variations as are required or permitted by this Indenture. Notes may have notations, legends or endorsements required by law, stock exchange rules or the Depository or consistent with customary practice. To the extent any provision of any Note conflicts with the express provisions of this Indenture, the provisions of this Indenture shall govern and be controlling.

2.8	Execution, Authentication and Delivery of Notes

(a)

Any certificates representing Notes shall be signed by any authorized director or officer of the Corporation, holding office at the time of signing, including by way of electronic or facsimile signature.

(b)	No Notes will be valid or obligatory for any purpose unless such Notes have been authenticated by or on behalf of the Trustee in accordance with the following:

(i)

In the case of certificated Notes, such Notes shall have been authenticated manually by or on behalf of the Trustee in substantially the form of certificate set out in Appendix A hereto or in such other form approved by the Corporation, as reasonably agreed to by the Trustee; and such authentication will be conclusive evidence, and the only evidence, that such certificated Notes have been duly authenticated, issued and delivered and that the Holder thereof is entitled to the benefits hereof.

(ii)

In the case of uncertificated Notes, such Notes shall, for all purposes of this Indenture, be deemed to have been duly authenticated by or on behalf of the Trustee if the Trustee has, in respect of such Notes, completed all Internal Procedures such that the particulars of such Notes as required by Section 3.2 are entered in the applicable register referred to in such Section; and such authentication will be conclusive evidence, and the only evidence, that such uncertificated Notes have been duly authenticated and issued and that the Holder thereof is entitled to the benefits hereof. For this purpose, “Internal Procedures” means, in respect of the making of any one or more entries to, changes in or deletions of any one or more entries in the registers referred to in Section 3.2 at any time, the Trustee’s internal procedures customary at such time in order to complete (or cause the completion of) the entry, change or deletion made under the operating procedures followed at such time by the Trustee.

(iii)

The certification of the Trustee on the Notes issued hereunder shall not be construed as a representation or warranty by the Trustee as to the validity of this Indenture or the Notes (except the due certification thereof) and the Trustee shall in no respect be liable or answerable for the use made of the Notes or any of them or of the consideration therefor except as otherwise specified herein.

(c)

Subject to the terms of this Indenture, the Trustee shall from time to time authenticate one or more Notes (including Additional Notes) for original issue on the issue date for such Notes upon and in accordance with a Corporation Order and upon receipt by the Trustee of the following additional documents:

(i)	an Officer’s Certificate stating that no Event of Default has occurred and is continuing;

(ii)	in the case of Additional Notes, a Supplemental Indenture providing for the issuance of such Notes; and

(iii)	an Opinion of Counsel to the effect that all requirements under this Indenture and applicable law in connection with the issue of such Notes have been complied with.

2.9	Change in Depository Procedures

In the event the Corporation, the Trustee or any Registrar are required or permitted to take any action in respect of the issuance, execution, certification, authentication, confirmation, settlement, registration, deposit, transfer or exchange of any Global Notes (whether upon original issuance, in connection with a partial redemption or otherwise), to the extent the applicable provisions of this Indenture conflict with or are inconsistent with the rules, procedures or requirements of the Depository in effect at the time of such action (the “Depository Procedures”) (and provided such rules, procedures or requirements are consistent, in the reasonable opinion of the Corporation as evidenced in an Officer’s Certificate, with customary practice at such time) in respect of the issuance, execution, certification, authentication, confirmation, settlement, registration, deposit, transfer or exchange of Global Notes, the Corporation, the Trustee and any Registrar shall be permitted to comply with such Depository Procedures and shall not be in default of this Indenture solely as a result thereof.

2.10	Registrar and Paying Agent

The Corporation shall maintain for the Notes an office or agency where such Notes may be presented for registration of transfer or for exchange (the “Registrar”) and an office or agency where such Notes may be surrendered for payment (the “Paying Agent”). The Registrar shall keep a register of such Notes and of their transfer and exchange. The Corporation may appoint one or more co-registrars and one or more additional Paying Agents for the Notes in such other locations as it shall determine. The term “Registrar” includes any co-registrar and the term “Paying Agent” includes any additional Paying Agent. The Corporation may change any Paying Agent or Registrar without notice to any Holder. The Corporation shall notify the Trustee in writing of the name and address of any Registrar or Paying Agent which is not a party to this Indenture. The Corporation or any of the Guarantors may act as Paying Agent or Registrar for the Notes. The Corporation initially appoints the Trustee at its corporate office in Calgary, Alberta to act as the Registrar and Paying Agent with respect to the Notes.

2.11	Paying Agent to Hold Money in Trust

The Corporation shall require each Paying Agent, other than the Trustee, to agree in writing that the Paying Agent will, and the Trustee when acting as Paying Agent agrees that it will, hold in trust for the benefit of the Holders or the Trustee all money held by the Paying Agent for the payment of principal, premium (if any) and interest on the Notes and shall notify the Trustee of any default by the Corporation in making any such payment. While any such default continues, the Trustee may require a Paying Agent to pay all money held by it to the Trustee and to account for any money disbursed by it. The Corporation at any time may require a Paying Agent to pay all money held by it to the Trustee. Upon payment over to the Trustee, the Paying Agent (if other than the Corporation or a Subsidiary) shall have no further liability for the money. If the Corporation or a Subsidiary of the Corporation acts as Paying Agent, it shall segregate and hold in a separate trust fund for the benefit of Holders all money held by it as Paying Agent. Upon any bankruptcy or reorganization proceedings relating to the Corporation, the Trustee shall serve as Paying Agent for the Notes.

2.12	Book Entry Only Notes

(a)

Subject to Section 3.2(b), Notes shall be represented by one or more Global Notes (in certificated or uncertificated form) under the book-based or book-entry procedures of the Depository and registered in the name of the Depository or its nominee. Each Global Note shall bear, or in the case of an uncertificated Global Note shall be deemed to bear, the applicable legends as provided for in this Indenture.

(b)

None of the Corporation, the Trustee, any Registrar or any Paying Agent shall have any responsibility or liability for any aspects of the records relating to or payments made by any Depository on account of the beneficial interests in any Global Notes, for maintaining, reviewing or supervising any records relating to such beneficial interests, any advice or representation made by or with respect to the Depository regarding the rules and regulations of the Depository or any action to be taken by the Depository or at the direction of a Participant.

2.13	Global Notes

Notes issued to a Depository in the form of Global Notes shall be subject to the following additional provisions, unless and until Definitive Notes have been issued to Beneficial Holders pursuant to Section 3.2(b):

(a)	the Trustee may deal with the Depository for all purposes as the sole Holder of the Notes and the authorized representative of the Beneficial Holders of such Notes;

(b)

the rights of the Beneficial Holders of such Notes shall be exercised only through the Depository and the rights of Beneficial Holders shall be limited to those established by applicable law and agreements between the Depository and the Participants and between the Participants and Beneficial Holders, and must be exercised through a Participant in accordance with the rules and procedures of the Depository;

(c)

whenever this Indenture requires or permits actions to be taken based upon instructions or directions of Holders evidencing a specified percentage of the outstanding Notes, the Depository shall be deemed to be counted in that percentage to the extent that it has received instructions to such effect from Beneficial Holders or Participants;

(d)

the Depository will make book-entry transfers among the direct Participants of such Depository and will receive and transmit distributions of principal, premium (if any) and interest on the Notes to such direct Participants;

(e)

the direct Participants of the Depository shall have no rights under this Indenture or under or with respect to any of the Notes held on their behalf by such Depository, and the Depository may be treated by the Trustee as the absolute owner of the Notes represented by the Global Notes for all purposes whatsoever;

(f)

whenever a notice or other communication is required to be provided to Holders, the Corporation or the Trustee shall provide such notices and communications to the Depository for delivery of such notices and communications to the Beneficial Holders in accordance with applicable securities laws and regulations and the procedures of the Depository; and

(g)

notwithstanding any other provision of this Indenture, all payments in respect of Notes issuable in the form of or represented by a Global Note shall be made to the Depository or its nominee for subsequent payment by the Depository or its nominee to the Beneficial Holders thereof.

2.14	Mutilation, Loss, Theft or Destruction

In case any certificated Notes issued hereunder shall become mutilated or be lost, stolen or destroyed, the Corporation, in its discretion, may issue, and upon receipt by the Trustee of a Corporation Order, thereupon the Trustee shall authenticate and deliver, a new certificated Note upon surrender and cancellation of the mutilated certificated Note, or in the case of a lost, stolen or destroyed certificated Note, in lieu of and in substitution for the same, and the substituted certificated Note shall be in a form approved by the Trustee and shall entitle the Holder thereof to the benefits of this Indenture. In case of loss, theft or destruction, the applicant for a substituted certificated Note shall furnish to the Corporation and to the Trustee such evidence of the loss, theft or destruction of the certificated Note as shall be satisfactory to them in their discretion and shall also furnish an indemnity and surety bond satisfactory to them in their discretion. The applicant shall pay all reasonable expenses incidental to the issuance of any substituted certificated Note.

2.15	Concerning Interest

(a)

All Notes issued hereunder, whether originally or upon exchange or in substitution for previously issued Notes, shall bear interest (i) from and including their respective issue date or (ii) from and including the last Interest Payment Date therefor to which interest shall have been paid or made available for payment on such outstanding Notes, whichever shall be the later, in all cases, to and excluding the next Interest Payment Date therefor.

(b)

Subject to accrual of any interest on unpaid interest from time to time, interest on a Note will cease to accrue from the Maturity of such Note (including, for certainty, if such Note was called for redemption, the Redemption Date in accordance with Section 4.7); unless upon due presentation and surrender of such Note for payment on or after the Maturity thereof, such payment is improperly withheld or refused.

(c)

If the date for payment of any amount of interest in respect of a Note is not a Business Day at the place of payment, then payment thereof will be made on the next Business Day and the Holder of such Note will not be entitled to any further interest or other amount solely as a result of such delayed payment.

(d)

The Holder of any Note at the close of business on any Record Date with respect to any Interest Payment Date shall be entitled to receive the interest, if any, payable on such Interest Payment Date notwithstanding any transfer or exchange of such Note subsequent to such Record Date and prior to such Interest Payment Date, except if and to the extent the Corporation shall default in the payment of the interest due on such Interest Payment Date, in which case such defaulted interest shall be paid to the Persons in whose names such Note is registered at the close of business on a subsequent Record Date (which shall be not less than two Business Days prior to the date of payment of such defaulted interest) established by notice given in accordance with Section 13.2 by or on behalf of the Corporation to the Holders of all affected Notes not less than 15 days preceding such subsequent Record Date.

(e)

Wherever in this Indenture or any Note there is mention, in any context, of the payment of interest, such mention is deemed to include the payment of interest on amounts in default to the extent that, in such context, such interest is, was or would be payable pursuant to this Indenture or the Note, and express mention of interest on amounts in default in any of the provisions of this Indenture will not be construed as excluding such interest in those provisions of this Indenture where such express mention is not made.

(f)

Interest on Notes shall be payable in equal semi-annual amounts; provided that for any period other than a full semi-annual Interest Period, interest shall be calculated on the basis of a year of 365 or 366-day year, as applicable, and the actual number of days elapsed in that period.

(g)

For purposes of disclosure under the Interest Act (Canada), the yearly rate of interest to which interest is calculated under a Note for any period in any calendar year (the “Calculation Period”) is equivalent to the rate payable under a Note in respect of the Calculation Period multiplied by a fraction the numerator of which is the actual number of days in such calendar year and the denominator of which is the actual number of days in the Calculation Period, which is 5.50% per annum.

2.16	Payment of Interest

(a)

The Corporation shall pay the interest due upon the principal amount of each Definitive Note (except interest payable on Maturity or redemption of a Definitive Note which, at the option of the Corporation, may be paid only upon presentation of such Definitive Note for payment) by forwarding or causing to be forwarded by prepaid ordinary mail (or in the event of mail service interruption, by such other means as the Trustee and the Corporation determine to be appropriate) a cheque for such interest payable to the Holder of such Definitive Note on the Record Date for each applicable Interest Payment Date at the address appearing on the applicable register unless otherwise directed in writing by the Holder or, in the case of registered joint Holders, payable to all such joint Holders and addressed to one of them at the last address appearing in the applicable register and negotiable at par at each of the places at which interest upon such Definitive Note is payable. The forwarding of such cheque shall satisfy and discharge the liability for the interest on such Definitive Note to the extent of the sum represented thereby unless such cheque is not paid on presentation at any of the places at which such interest is payable. In the event of the non-receipt of such cheque by the applicable Holder or the loss, theft or destruction thereof, the Corporation, upon being furnished with evidence of such non-receipt, loss, theft or destruction and indemnity reasonably satisfactory to it, shall issue or cause to be issued to such Holder a replacement cheque for the amount of such cheque. Notwithstanding the foregoing, the Corporation, at its option, may cause the amount payable in respect of interest to be paid to a Holder by wire or other electronic transfer to an account maintained by such Holder or in any other manner acceptable to the Trustee. If payment of interest is made by cheque, the Corporation shall transfer funds to the Trustee in order that such cheque shall be forwarded at least three Business Days prior to the applicable Interest Payment Date, and if payment is made in any other manner, such payment shall be made in a manner whereby the recipient receives credit for such payment on or prior to the applicable Interest Payment Date.

(b)

The Corporation shall pay the interest due upon the principal amount of each Global Note by wire or other electronic funds transfer by the Corporation either (i) to the Trustee (and then by the Trustee to the Depository or its nominee) or (ii) directly to the Depository or its nominee, unless the Corporation, the Trustee and/or the Depository, as applicable, otherwise agree. Such funds as are required for the payments of interest on Global Notes shall be transferred by the Corporation to the Trustee or the Depository (or its nominee), as applicable, by wire or other electronic transfer on or before 11:00 a.m. (Toronto Time) / 9:00 a.m. (Calgary Time) on the Business Day before the Interest Payment Date, unless the Corporation, the Trustee and/or Depository, as applicable, otherwise agree. If the funds are transferred to the Trustee, the Trustee shall pay such funds (to the extent actually received by the Trustee) to the Depository or its nominee on or prior to the applicable Interest Payment Date. The transfer of funds by the Corporation to the Trustee or to the Depository (or its nominee), as applicable, with respect to the payment of interest will satisfy and discharge the liability of the Corporation in respect of the interest then due on such Global Note to the extent of the amount transferred.

(c)

Notwithstanding Sections 2.16(a) and (b), all payments made under this Sections 2.16 in excess of C$25 million (or such other amount as determined from time to time by the Canadian Payments Association or any successor thereto) shall be made by the use of the LVTS.

2.17	Payments of Amounts Due on Maturity

(a)

In the case of any Notes represented, in whole or in part, by Definitive Notes, the Corporation shall (prior to the Maturity date) establish and maintain with the Trustee a Maturity Account for such Definitive Notes. On or before 11:00 a.m. (Toronto time) / 9:00 a.m. (Calgary Time) on the Business Day before the Maturity date for such Definitive Notes, the Corporation shall deposit in the Maturity Account by wire or other electronic transfer or by certified cheque an amount sufficient to pay the principal amount of, premium (if any) on and accrued and unpaid interest (if any) payable in respect of such Definitive Notes. The Trustee will pay to each Holder of such Definitive Notes entitled to receive payment, the principal amount of, and premium (if any) on and accrued and unpaid interest (if any) on such Definitive Notes, upon surrender of such Definitive Notes to the Trustee. The deposit or making available of such amounts into the applicable Maturity Account will satisfy and discharge the liability of the Corporation for such Definitive Notes to which the deposit or making available of funds relates to the extent of the amount deposited or made available and such Definitive Notes will thereafter not be considered as outstanding under this Indenture to such extent and such Holders will have no other right except to receive out of the amount so deposited or made available the amount to which they are entitled. Failure to make a deposit or make funds available as required to be made pursuant to this Section 2.17(a) will constitute Default in payment on the Notes in respect of which the deposit or making available of funds was required to have been made.

(b)

In the case of any Notes represented, in whole or in part, by Global Notes, on or before 11:00 a.m. (Toronto time) / 9:00 a.m. (Calgary Time) on the Business Day before the Maturity date for such Global Notes, the Corporation shall deliver either (i) by wire to the Trustee to transfer to the Depository or its nominee or (ii) directly to the Depository or its nominee, by wire or other electronic funds transfer an amount sufficient to pay the principal amount of, premium (if any) on and accrued and unpaid interest (if any) payable in respect of such Global Notes. If such payment is made to the Trustee, the Trustee shall pay such amount to the Depository or its nominee. The delivery of such wire or other electronic funds to the Trustee or Depository (or its nominee), as applicable, will satisfy and discharge the liability of the Corporation for such Global Notes to which the deposit or making available of funds relates to the extent of the amount deposited or made available and such Global Notes will thereafter not be considered as outstanding under this Indenture unless such wire or other electronic funds transfer is not received. Failure to deliver or make funds available as required to be made pursuant to this Section 2.17(b) will constitute Default in payment on the Notes in respect of which the delivery or making available of funds was required to have been made.

(c)

Notwithstanding Sections 2.17(a) and (b), all payments made under this Sections 2.17 in excess of C$25 million (or such other amount as determined from time to time by the Canadian Payments Association or any successor thereto) shall be made by the use of the LVTS.

2.18	Legends on Notes

(a)

Any Notes offered and sold in the United States will be offered and sold only to Persons who are QIBs in reliance on Rule 144A and similar exemptions under applicable securities laws of any state of the United States. Any such Notes issued to any such Persons as well as all Notes issued in exchange for or in substitution of the foregoing securities, shall bear (or, in the case of uncertificated Notes, shall be deemed to bear), unless otherwise directed by the Corporation, the following legend until the legend is no longer required under U.S. securities laws and regulations:

“THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE “1933 ACT”), OR ANY STATE SECURITIES LAWS. NEITHER THESE SECURITIES NOR ANY INTEREST OR PARTICIPATION HEREIN MAY BE REOFFERED, SOLD, ASSIGNED, TRANSFERRED, PLEDGED, ENCUMBERED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF SUCH REGISTRATION UNLESS SUCH TRANSACTION IS EXEMPT FROM, OR NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE 1933 ACT. THE HOLDER HEREOF, BY PURCHASING THESE SECURITIES, AGREES ON ITS OWN BEHALF AND ON BEHALF OF ANY INVESTOR ACCOUNT FOR WHICH IT HAS PURCHASED SECURITIES, AND FOR THE BENEFIT OF BOYD GROUP SERVICES INC., THAT SUCH SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY: (A) TO BOYD GROUP SERVICES INC. (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH REGULATION S UNDER THE 1933 ACT (“REGULATION S”), (C) IN ACCORDANCE WITH (1) RULE 144A UNDER THE 1933 ACT OR (2) RULE 144 UNDER THE 1933 ACT, IF AVAILABLE, (D) UNDER AN EFFECTIVE REGISTRATION STATEMENT UNDER THE 1933 ACT, OR (E) IN ANOTHER TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE 1933 ACT, AND IN EACH CASE IN ACCORDANCE WITH APPLICABLE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES; PROVIDED THAT IN THE CASE OF TRANSFERS PURSUANT TO (C)(2) OR (E) ABOVE, A LEGAL OPINION OF RECOGNIZED COUNSEL SATISFACTORY TO BOYD GROUP SERVICES INC. MUST FIRST BE PROVIDED.”

provided that, if any Notes are being sold in accordance with Rule 904 of Regulation S under the 1933 Act, the legend may be removed by providing a duly completed and signed declaration to the Trustee, in the form attached as Schedule A to the Form of Assignment attached to the Form of Note hereto or such form as the Corporation may prescribe from time to time, together with any other evidence, which may include an Opinion of Counsel of recognized standing reasonably satisfactory to the Corporation, if required by the Trustee, to the effect that the legend is no longer required under applicable requirements of the 1933 Act;

provided further that, if any Notes are being sold pursuant to Rule 144 under the 1933 Act, if available, the legend may be removed by delivering to the Trustee an Opinion of Counsel, of recognized standing reasonably satisfactory to the Corporation and the Trustee, to the effect that the legend is no longer required under applicable requirements of the 1933 Act.

(b)

The Notes have not been and will not be qualified for distribution to the public under Canadian securities laws and regulations, and all Notes will bear (or, in the case of uncertificated Notes, shall be deemed to bear), unless otherwise directed by the Corporation, a legend in substantially the following form until the legend is no longer required under applicable securities laws and regulations:

“UNLESS PERMITTED UNDER APPLICABLE SECURITIES LEGISLATION IN CANADA, THE HOLDER OF THIS NOTE MUST NOT TRADE THIS NOTE IN CANADA BEFORE THE DATE THAT IS FOUR MONTHS AND A DAY AFTER THE DATE OF ISSUANCE OF THE NOTES.”

(c)	Each certificate representing a Global Note shall bear a legend in substantially the following form, subject to such modification as required by the Depository (the “Global Note Legend”):

“UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF CDS CLEARING AND DEPOSITORY SERVICES INC. (“CDS”) TO BOYD GROUP SERVICES INC. (THE “CORPORATION”) OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IN RESPECT THEREOF IS REGISTERED IN THE NAME OF CDS & CO., OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS (AND ANY PAYMENT IS MADE TO CDS & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL SINCE THE REGISTERED HOLDER HEREOF, CDS & CO., HAS A PROPERTY INTEREST IN THE SECURITIES REPRESENTED BY THIS NOTE HEREIN AND IT IS A VIOLATION OF ITS RIGHTS FOR ANOTHER PERSON TO HOLD, TRANSFER OR DEAL WITH THIS NOTE.”

2.19	Right to Receive Indenture

Each Holder and each Beneficial Holder (that provides a sworn affidavit confirming such beneficial interest) is entitled to receive from the Corporation a copy of this Indenture and any Supplemental Indentures relating to the Notes upon written request and payment of a reasonable fee.

ARTICLE 3

REGISTRATION, TRANSFER, EXCHANGE AND OWNERSHIP

3.1	Register of Definitive Notes

(a)

With respect to Definitive Notes, the Corporation shall cause to be kept by the Trustee at the principal office of the Trustee in Calgary, Alberta or by such other Registrar as the Corporation, with the approval of the Trustee, may appoint at such other place or places, if any, as the Corporation may designate with the approval of the Trustee, a register in which shall be entered the names and addresses of the Holders and particulars of the Definitive Notes held by them respectively and of all transfers and exchanges of such Definitive Notes.

(b)

No transfer of a Definitive Note shall be valid unless (i) made by the Holder upon surrender of such Definitive Note together with a duly executed form of transfer acceptable to the Trustee or other Registrar and upon compliance with such other reasonable requirements as the Trustee or other Registrar may prescribe and (ii) such transfer has been duly noted on such Definitive Note and on the registers by the Trustee or other Registrar.

(c)	A Holder of a Definitive Note may only transfer such Definitive Note in compliance with the provisions of any legend or legends thereon restricting such transfer and in accordance with applicable law.

3.2	Global Notes

(a)

With respect to Notes represented by Global Notes, the Corporation shall cause to be kept by the Trustee at the principal office of the Trustee in Calgary, Alberta or by such other Registrar as the Corporation, with the approval of the Trustee, may appoint at such other place or places, if any, as the Corporation may designate with the approval of the Trustee, a register in which shall be entered the name and address of the Holder of each Global Note (being the Depository, or its nominee, for each Global Note) and particulars of the Global Note held by it, and of all transfers and exchanges thereof.

(b)

Notwithstanding any other provision of this Indenture, a Global Note may not be transferred by the Holder thereof and no Definitive Notes shall be issued to Beneficial Holder of Global Notes, except in the following circumstances:

(i)	Definitive Notes may be issued to Beneficial Holders of Global Notes at any time after:

(A)

the Corporation has determined, or has been notified by the Depository, and written notice thereof has been provided to the Trustee, that the Depository (1) is unwilling or unable to continue as Depository for Global Notes or (2) ceases to be eligible to be a Depository, and in each such case the Corporation is unable to locate a qualified successor to its reasonable satisfaction;

(B)

the Corporation has determined, in its sole discretion, or is required by law, and written notice thereof has been provided to the Trustee, to terminate the book-based or book-entry only system, as applicable, in respect of such Global Notes and has communicated such determination or requirement to the Trustee in writing, or the book-based or book-entry only system, as applicable, ceases to exist; or

(C)

the Trustee (acting on instructions received from the requisite Holders) has determined that an Event of Default has occurred and is continuing with respect to Notes issued as Global Notes; provided that Beneficial Holders representing, in the aggregate, not less than 50% of the aggregate outstanding principal amount of the Notes represented by Global Notes advise the Depository in writing, through the Participants, that the continuation of the book-based or book-entry only system, as applicable, for the Notes is no longer in their best interests; and

(ii)

Global Notes may be transferred (A) if such transfer is required by applicable law, as determined by the Corporation and Counsel or (B) by a Depository to a nominee of such Depository, or by a nominee of a Depository to such Depository, or to another nominee of such Depository, or by a Depository or its nominee to a successor Depository or its nominee.

(c)

Upon the occurrence of one of the conditions specified in Section 3.2(b)(i) or upon a requirement arising to transfer a Global Note to a Person other than a Depository or a nominee thereof in accordance with Section 3.2(b)(ii), the Trustee shall notify all applicable Participants, through the Depository, of the availability of Definitive Notes. Upon surrender by the Depository of the Global Notes and receipt of new registration instructions from the Depository, the Corporation shall execute, and, upon receipt by the Trustee of a Corporation Order, the Trustee shall authenticate and deliver, Definitive Notes (in a form to be agreed to by the Corporation and the Trustee) to the Beneficial Holders thereof in accordance with the new registration instructions and thereafter, the registration and transfer of such Notes will be governed by Section 3.1 and the remaining provisions of this Article 3 applicable to Definitive Notes.

(d)

It is expressly acknowledged that transfers of beneficial ownership in any Note represented by a Global Note will be effected only (i) with respect to the interests of participants in the Depository (“Participants”), through records maintained by the Depository or its nominee for the Global Note and (ii) with respect to interests of Persons other than Participants, through records maintained by Participants. Beneficial Holders who are not Participants but who desire to purchase, sell or otherwise transfer ownership interests in Notes represented by a Global Note may do so only through a Participant.

3.3	Transferee Entitled to Registration

The transferee of a Note shall be entitled, after the appropriate form of transfer is deposited with the Trustee or other Registrar and upon compliance with all other conditions for such transfer required by this Indenture or by law, to be entered on the register as the owner of such Note free from all equities or rights of set-off or counterclaim between the Corporation and the transferor or any previous Holder of such Note, save in respect of equities of which the Corporation is required to take notice by law (including any statute or order of a court of competent jurisdiction).

3.4	No Notice of Trusts

None of the Corporation, the Trustee and any Registrar or Paying Agent will be bound to take notice of or see to the performance or observance of any duty owed to a third Person, whether under a trust, express, implied, resulting or constructive, in respect of any Note by the Holder or any Person whom the Corporation or the Trustee treats, as permitted or required by law, as the owner or the Holder of such Note, and may transfer the same on the direction of the Person so treated as the owner or Holder of the Note, whether named as trustee or otherwise, as though that Person were the Beneficial Holder thereof.

3.5	Registers Open for Inspection

The registers referred to in Sections 3.1 and 3.2 shall, subject to applicable law, at all reasonable times and upon prior written notice be open for inspection by the Corporation, the Trustee, any Holder and any Beneficial Holder (that provides a sworn affidavit confirming such beneficial interest). Every Registrar, including the Trustee, shall from time to time when requested to do so by the Corporation or by the Trustee, in writing, furnish the Corporation or the Trustee, as the case may be, with a list of names and addresses of Holders entered on the registers kept by them and showing the principal amount and serial numbers (or other applicable information) of the Notes held by each such Holder.

3.6	Transfers and Exchanges of Notes

(a)

Transfer and Exchange of Global Notes. A Global Note may be transferred, and a beneficial interest in a Global Note may be exchanged for a Definitive Note, in each case, only pursuant to Section 3.2(b); provided, however, that a beneficial interest in a Global Note may be transferred and exchanged as provided in Section 3.6(b).

(b)

Transfer and Exchange of Beneficial Interests in the Global Notes. The transfer and exchange of beneficial interests in Global Notes shall be effected through the Depository, in accordance with the provisions of this Indenture, the Applicable Procedures and applicable law. Transfers and exchanges of beneficial interests in Global Notes shall also require compliance with either subparagraph (i) or (ii) below, as applicable:

(i)

Transfer of Beneficial Interests in the Same Global Note. Beneficial interests in a Global Note may be transferred to Persons who take delivery thereof in the form of a beneficial interest in the same Global Note if such beneficial interest is being transferred in accordance with any transfer restrictions or legends set forth in or applicable to such Global Note.

(ii)

All Other Transfers and Exchanges of Beneficial Interests in Global Notes. In connection with all transfers and exchanges of beneficial interests that are not subject to Section 3.6(b)(i), the transferor of such beneficial interest must deliver (A) instructions to the Registrar from a Participant or the Beneficial Holder, in each case, in accordance with the Applicable Procedures, that directs the Depository to credit or cause to be credited a beneficial interest in another Global Note (that is outstanding or that the Corporation permits to become outstanding) in an amount equal to the beneficial interest to be transferred or exchanged and (B) such other documents, instruments and legal opinions as the Trustee, the Registrar and the Corporation reasonably request. Upon satisfaction of all of the requirements for transfer or exchange of beneficial interests in Global Notes contained in this Indenture and compliance with any transfer restrictions or legends set forth in or applicable to the relevant Global Notes, the Trustee shall adjust the principal amount of the relevant Global Notes pursuant to Section 3.6(c).

(c)

Cancellation and/or Adjustment of Global Notes. At such time as all beneficial interests in a particular Global Note have been exchanged for Definitive Notes or exchanged or transferred to a Person (or Persons) that take delivery thereof in the form of a beneficial interest in one or more different Global Notes, or a particular Global Note has been redeemed, repurchased or canceled in whole and not in part, each such Global Note shall be returned to or retained and canceled by the Trustee in accordance with Section 3.10. At any time prior to such cancellation, if any beneficial interest in a Global Note is exchanged for or transferred to a Person who will take delivery thereof in the form of a beneficial interest in another Global Note or for Definitive Notes, the principal amount of Notes represented by such Global Note shall be reduced accordingly and an endorsement shall be made on such Global Note (or in the case of uncertificated Global Notes, in accordance with the Trustee’s Internal Procedures) by the Trustee or by the Depository at the direction of the Trustee to reflect such reduction; and if the beneficial interest is being exchanged for or transferred to a Person who will take delivery thereof in the form of a beneficial interest in another Global Note, such other Global Note shall be increased accordingly and an endorsement shall be made on such Global Note (or in the case of uncertificated Global Notes, in accordance with the Trustee’s Internal Procedures) by the Trustee or by the Depository at the direction of the Trustee to reflect such increase.

(d)	General Provisions Relating to Transfers and Exchanges.

(i)

To permit registrations of transfers and exchanges, the Corporation shall execute (in the case of certificated Notes) and, upon receipt by the Trustee of a Corporation Order, the Trustee shall authenticate, Global Notes and Definitive Notes in accordance with or at the Registrar’s request, and in accordance with the provisions of Section 2.8.

(ii)

All Global Notes and Definitive Notes issued upon any registration of transfer or exchange shall be valid obligations of the Corporation, evidencing the same debt and entitled to the same benefits under this Indenture as the Global Notes or Definitive Notes surrendered upon such registration of transfer or exchange.

(iii)

At the option of the Holder, Notes may be exchanged for other Notes of any authorized denomination or denominations of a like aggregate principal amount upon surrender of such Notes to be exchanged at the office or agency of the Registrar. Whenever any Global Notes or Definitive Notes are so surrendered for exchange, the Corporation shall execute (in the case of certificated Notes) and, upon receipt by the Trustee of a Corporation Order, the Trustee shall authenticate and deliver, the replacement Global Notes and Definitive Notes which the Holder making the exchange is entitled to in accordance with the provisions of Section 2.8.

(iv)

The Trustee shall have no obligation or duty to monitor, determine or inquire as to compliance, and shall not be responsible or liable for compliance, with any restrictions on transfer, exchange, redemption, purchase or repurchase, as applicable, imposed under this Indenture or under applicable law or regulation with respect to any transfer, exchange, redemption, purchase or repurchase, as applicable of any interest in any Note (including, without limitation, any transfers between or among Participants or Beneficial Holder) other than to require delivery of such certificates and other documentation or evidence as are expressly required by, and to do so if and when expressly required by, the terms of this Indenture, and to examine the same to determine substantial compliance as to form with the express requirements hereof, it being understood that without limiting the generality of the foregoing, the Trustee shall not have any obligation or duty to monitor, determine or inquire as to compliance, and shall not be responsible or liable for compliance, with restrictions on transfer, exchange, redemption, purchase or repurchase, as applicable, of minimum denominations imposed under this Indenture or under applicable law or regulation with respect to any transfer, exchange, redemption, purchase or repurchase, as applicable, of any interest in any Note.

(v)	Neither the Trustee nor the Corporation shall have any responsibility for any actions taken or not taken by the Depository.

(vi)

The Trustee shall have no responsibility or obligation to any Beneficial Holder, any Participant or any other Person with respect to the accuracy of the records of the Depository or its nominee or of any Participant thereof, with respect to any ownership interest in the Notes or with respect to the delivery to any Participant, Beneficial Holder or other Person (other than the Depository) of any notice (including any Redemption Notice) or the payment of any amount, under or with respect to such Notes. All notices and communications to be given to the Holders and all payments to be made to Holders under the Notes shall be given or made only to the registered Holders. The Trustee may rely and shall be fully protected in relying upon information furnished by the Depository with respect to its Participants and any Beneficial Holder.

3.7	Closing of Registers

(a)	Neither the Corporation nor the Trustee nor any Registrar shall be required to:

(i)	register the transfer of or exchange Notes on any Interest Payment Date or between a Record Date and the related Interest Payment Date;

(ii)	register the transfer of or exchange any Note selected for redemption in whole or in part, except the unredeemed portion of any Note being redeemed in part; or

(iii)

register the transfer of or exchange any Note tendered and not withdrawn in connection with a Change of Control Offer or an Asset Sale Offer, except for the unpurchased portion of any Note tendered in part only.

(b)

Subject to any restriction provided in this Indenture, the Corporation with the approval of the Trustee may at any time close any register for the Notes (other than those kept at the principal office of the Trustee in Calgary, Alberta) and transfer the registration of any Notes registered thereon to another register (which may be an existing register) and thereafter such Notes shall be deemed to be registered on such other register. Notice of such transfer shall be given to the Holders of such Notes.

3.8	Charges for Registration, Transfer and Exchange

For each Note exchanged, registered or transferred, the Trustee or other Registrar, except as otherwise herein provided, may make a reasonable charge for its services and in addition may charge a reasonable sum for each new Note issued (such amounts to be agreed upon from time to time by the Trustee and the Corporation), and payment of such charges and reimbursement of the Trustee or other Registrar for any stamp taxes or governmental or other charges required to be paid shall be made by the party requesting such exchange, registration or transfer as a condition precedent thereto. Notwithstanding the foregoing provisions, no charge shall be made to a Holder hereunder:

(a)	for any exchange, registration or transfer of any Note applied for within a period of two months from the date of the first delivery thereof;

(b)	for any exchange of a Global Note as contemplated in Section 3.2; or

(c)	for any exchange of any Note resulting from any partial redemption or repurchase.

3.9	Ownership of Notes

(a)

The Holder for the time being of any Note shall be deemed to be the owner thereof for all purposes of this Indenture and shall be entitled to the principal, premium (if any) and interest on such Note, free from all equities or rights of set-off or counterclaim between the Corporation and the original or any intermediate Holder thereof (except in respect of equities of which the Corporation is required to take notice by law) and all Persons may act accordingly and the receipt of any such Holder for any such principal, premium (if any) and interest shall be a valid discharge to the Trustee, any Registrar, any Paying Agent and to the Corporation for the same and none shall be bound to inquire into the title of any such Holder.

(b)

Where Notes are registered in more than one name, the principal, premium (if any) and interest from time to time payable in respect thereof may be paid to the order of all such Holders, and the receipt of any one of such Holders therefor shall be a valid discharge to the Trustee, any Registrar, any Paying Agent and to the Corporation.

3.10	Cancellation and Destruction

All matured, redeemed or repurchased (i) certificated Notes shall forthwith after payment of all obligations thereunder be delivered to the Trustee and cancelled by the Trustee and (ii) uncertificated Notes shall forthwith after payment of all obligations thereunder be cancelled by the Trustee in accordance with the Trustee’s Internal Procedures.

ARTICLE 4

REDEMPTION AND PURCHASE OF NOTES

4.1	Special Mandatory Redemption

The Notes will be redeemed (the “Special Mandatory Redemption”) in whole at a redemption price (the “Special Mandatory Redemption Price”) equal to 100% of the aggregate principal amount of the Notes plus accrued and unpaid interest, if any, to but excluding the Special Mandatory Redemption Date (subject to the rights of Holders on the relevant record date to receive interest on the relevant interest payment date), if (a) the Acquisition has not been completed prior to April 29, 2026, or such later date as permitted in accordance with the Purchase Agreement, or (b) prior to such time, the Purchase Agreement is terminated in accordance with its terms or the Corporation issues a press release announcing, or notifies the Trustee, that it does not intend to proceed with the Acquisition, all pursuant to and in accordance with the terms of this Indenture (each of clause (a) or (b), a “Special Mandatory Redemption Event”).

Upon the occurrence of a Special Mandatory Redemption Event, the Corporation shall promptly (but in no event later than 10 Business Days following such Special Mandatory Redemption Event) notify the Trustee in writing (such notice, the “Special Mandatory Redemption Event Notice” and the date of such notification, the “Redemption Notice Date”) that the Notes are to be redeemed no earlier than three Business Days and no later than 15 Business Days following the Redemption Notice Date (such date, the “Special Mandatory Redemption Date”) and request that the Trustee specify an account for such redemption; provided however, that if the Corporation delivers the Special Mandatory Redemption Event Notice to the Trustee after 8:00 a.m. (Toronto time), the Redemption Notice Date shall be deemed to be the Business Day immediately following the date on which the Special Mandatory Redemption Event Notice is delivered to the Trustee. The Trustee, upon receipt of the notice specified above, shall (for and on behalf of the Corporation) notify each Holder by first class mail (postage prepaid) or by publication, in accordance with the applicable provisions of Section 13.2 that all of the outstanding Notes shall be redeemed at the Special Mandatory Redemption Price on the Special Mandatory Redemption Date automatically and without further action by the Holders. At or prior to 9:00 a.m. (Toronto time) on the Business Day before the Special Mandatory Redemption Date, the Corporation shall deposit with the Trustee (or another paying agent for the Notes), in the account specified by the Trustee (or another paying agent for the Notes), funds sufficient to pay the Special Mandatory Redemption Price for all of the outstanding Notes on such date. From the sums so deposited, the Trustee (or another paying for the Notes), as applicable, shall pay, or cause to be paid, to the Holders the Special Mandatory Redemption Price to which they are respectively entitled in respect of the Special Mandatory Redemption less any taxes required by law to be deducted or withheld therefrom. If such deposit is made as provided above, the Notes will cease to bear interest on and after the Special Mandatory Redemption Date.

4.2	Optional Redemption

(a)

At any time prior to November 6, 2027, the Corporation may, on any one or more occasions, redeem up to 40% of the aggregate principal amount of Notes issued under this Indenture, upon not less than 10 nor more than 60 days’ notice, at a redemption price equal to 105.50% of the principal amount of the Notes redeemed, plus accrued and unpaid interest, if any, to but excluding the date of redemption (subject to the right of Holders of Notes on the relevant record date to receive interest on the relevant interest payment date), with the Net Cash Proceeds of an Equity Offering by the Corporation; provided that:

(i)

at least 60% of the aggregate principal amount of Notes originally issued under this Indenture (excluding Notes held by the Corporation and its Subsidiaries) remains outstanding immediately after the occurrence of such redemption; and

(ii)	the redemption occurs within 90 days of the date of the closing of such Equity Offering.

(b)

At any time prior to November 6, 2027, the Corporation may on any one or more occasions redeem all or any part of the Notes, upon not less than 10 nor more than 60 days’ notice, at a redemption price equal to 100% of the aggregate principal amount of the Notes redeemed plus the Applicable Premium and accrued and unpaid interest, if any, to but excluding the date of redemption (subject to the right of Holders of Notes on the relevant record date to receive interest due on the relevant interest payment date).

(c)

On or after November 6, 2027, the Corporation may on any one or more occasions redeem all or any part of the Notes, upon not less than 10 nor more than 60 days’ notice, at the redemption prices (expressed as percentages of principal amount) set forth below, plus accrued and unpaid interest, if any, to but excluding the date of redemption (subject to the right of Holders of Notes on the relevant record date to receive interest on the relevant interest payment date), if redeemed during the twelve-month period beginning on November 6 of the years indicated below:

Year	Percentage

2027	102.750%
2028	101.375%
2029 and thereafter	100.000%

4.3	Mandatory Redemption

The Corporation is not required to make mandatory redemption or sinking fund payments with respect to the Notes, except as described under Section 4.1. Under certain circumstances, the Corporation may be required to offer to purchase the Notes as described under Sections 5.13 and 5.14.

The Corporation may acquire Notes by means other than a redemption, whether by tender offer, open market purchases, negotiated transactions or otherwise, in accordance with applicable securities laws, so long as such acquisition does not otherwise violate the terms of this Indenture.

4.4	Places of Payment

The redemption price for the Notes will be payable upon presentation and surrender of the Notes called for redemption at any of the places where the principal of such Notes is expressed to be payable and at any other places specified in the Redemption Notice.

4.5	Partial Redemption

(a)

If less than all of the Notes are to be redeemed at any time, unless otherwise required by law, the applicable stock exchange or the requirements of the Depository, the Trustee will select Notes for redemption on a pro rata basis. No Notes of C$1,000 or less can be redeemed in part.

(b)

If Notes are to be redeemed in part only, the Redemption Notice that relates to such Notes will state the portion of the principal amount of such Notes that is to be redeemed. In the event that one or more of such Notes becomes subject to redemption in part only, upon surrender of any such Notes for payment of the redemption price, (i) in the case of Definitive Notes, the Corporation shall execute and the Trustee shall authenticate and deliver without charge to the Holder thereof or upon the Holder’s order one or more new Notes for the unredeemed part of the principal amount of the Notes so surrendered and (ii) in the case of Global Notes, the Trustee shall make notations on the Global Notes (or in the case of uncertificated Global Notes, in accordance with the Trustee’s Internal Procedures) of the principal amount thereof so redeemed.

4.6	Notice of Redemption

Notice of redemption (a “Redemption Notice”) of any Notes shall be given to the Holders of the Notes to be redeemed not more than 60 days nor less than 10 days prior to the date fixed for redemption (the “Redemption Date”); provided that Redemption Notices in respect of optional redemptions of Notes may be mailed or delivered more than 60 days prior to a Redemption Date if the Redemption Notice is issued in connection with a defeasance of the relevant Notes or a satisfaction and discharge of this Indenture. Every such Redemption Notice shall specify the aggregate principal amount of Notes called for redemption, the Redemption Date, the redemption price and the places of payment and shall state that interest upon the principal amount of Notes called for redemption shall cease to be payable from and after the Redemption Date. Redemption Notices in respect of an optional redemption under Section 4.2 may, at the Corporation’s discretion, be subject to one or more conditions precedent and may be revoked if any such condition is not satisfied. In addition, unless all the outstanding Notes are to be redeemed, the Redemption Notice shall identify the particular Notes or portions thereof being redeemed.

4.7	Notes Due on Redemption Dates

Upon a Redemption Notice having been given as provided in Section 4.6, all the Notes so called for redemption or the principal amount to be redeemed of the Notes called for redemption, as the case may be, shall thereupon be and become due and payable at the applicable redemption price, together with accrued and unpaid interest to but excluding the Redemption Date, on the Redemption Date specified in such notice, in the same manner and with the same effect as if it were the final Stated Maturity specified in such Notes, anything therein or herein to the contrary notwithstanding (but subject to satisfaction or waiver of any conditions precedent applicable to such Redemption Notice in accordance with Section 4.6). From and after such Redemption Date, if the monies necessary to redeem such Notes shall have been deposited as provided in Section 4.8 and proof satisfactory to the Trustee as to the publication and/or mailing or delivery of such Redemption Notices shall have been provided to it, interest upon the Notes shall cease to accrue. If any question shall arise as to whether any notice has been given as above provided and such deposit made, such question shall be decided by the Trustee (acting in reliance on an Opinion of Counsel) whose decision shall be final and binding upon all parties in interest.

4.8	Deposit of Redemption Monies

Upon Notes being called for redemption, the Corporation shall deposit with the Trustee or any Paying Agent, on or before 11:00 a.m. (Toronto time) / 9:00 a.m. (Calgary Time) on the Business Day immediately prior to the Redemption Date specified in the Redemption Notice, such sums of money as may be sufficient to pay the redemption price of the Notes so called for redemption plus accrued and unpaid interest thereon to but excluding the Redemption Date. From the sums so deposited, the Trustee or Paying Agent shall pay or cause to be paid to the Holders of such Notes so called for redemption, upon surrender of such Notes, the principal, premium (if any) and interest to which they are respectively entitled on redemption. Payment of funds to the Trustee or Paying Agent upon redemption of Notes shall be made by wire or other electronic funds transfer or certified cheque or pursuant to such other arrangements for the provision of funds as may be agreed between the Corporation and the Trustee or Paying Agent in order to effect such payment hereunder. Notwithstanding the foregoing, all payments in excess of C$25.0 million (or such other amount as determined from time to time by the Canadian Payments Association) shall be made by the use of the LVTS.

4.9	Failure to Surrender Notes Called for Redemption

In case the Holder of any Note so called for redemption shall fail on or before the Redemption Date to surrender such Holder’s Note, or shall not within such time specified on the Redemption Notice accept payment of the redemption funds payable, such redemption monies may be set aside in trust, without interest, either in the deposit department of the Trustee or in a chartered bank, and such setting aside shall for all purposes be deemed a payment to the Holder of the sum so set aside and, to that extent, such Note shall thereafter not be considered as outstanding hereunder and the Holder thereof shall have no other right except to receive payment of such funds.

4.10	Cancellation of Notes Redeemed

Subject to the provisions of Sections 4.4 and 4.11 as to Notes redeemed or purchased in part, all Notes redeemed and paid or purchased under this Article 4 shall forthwith be delivered to the Trustee and cancelled and no Notes shall be issued in substitution for those redeemed.

4.11	Purchase of Notes

(a)

Subject to Section 4.3, the Corporation may, at any time and from time to time, purchase Notes in the market (which shall include purchases from or through an investment dealer or a firm holding membership on a recognized stock exchange), by private purchase, by tender, by contract or otherwise, in accordance with applicable securities laws, at any price, so long as any such acquisition does not otherwise violate the terms of this Indenture.

(b)

If, upon an invitation for tenders, more Notes are tendered at the same lowest price than the Corporation is prepared to accept, the Notes to be purchased by the Corporation shall be selected by the Trustee on a pro rata basis or in such other manner as the Corporation directs in writing and as consented to by the exchange, if any, on which the Notes are then listed which the Trustee considers appropriate, from the Notes tendered by each tendering Holder thereof who tendered at such lowest price. For this purpose the Trustee may make, and from time to time amend, regulations with respect to the manner in which Notes may be so selected, and regulations so made shall be valid and binding upon all Holders thereof, notwithstanding the fact that as a result thereof one or more of such Notes become subject to purchase in part only. The Holder of a Note of which a part only is purchased, upon surrender of such Note for payment, shall be entitled to receive, without expense to such Holder, one or more new Notes for the unpurchased part so surrendered, and (i) in the case of Definitive Notes, the Corporation shall execute and, upon receipt by the Trustee of a Corporation Order, the Trustee shall authenticate and deliver without charge to the Holder thereof or upon the Holder’s order one or more new Notes for the unpurchased part of the principal amount of the Notes so surrendered an (ii) in the case of Global Notes, the Trustee shall make notations on the Global Notes (or in the case of uncertificated Global Notes, in accordance with the Trustee’s Internal Procedures) of the principal amount thereof so purchased.

ARTICLE 5

COVENANTS OF THE CORPORATION

As long as any Notes remain outstanding, the Corporation hereby covenants and agrees with the Trustee for the benefit of the Trustee and the Holders as follows:

5.1	Payment of Principal, Premium and Interest

(a)

The Corporation covenants and agrees for the benefit of the Holders that it will duly and punctually pay the principal of, premium (if any) and interest on the Notes in accordance with the terms of the Notes and this Indenture. Principal, premium (if any) and interest shall be considered paid on the date due if on such date the Trustee or Paying Agent holds in accordance with this Indenture money sufficient to pay all principal, premium (if any) and interest then due and the Trustee or Paying Agent is not prohibited from paying such money to the Holders on that date pursuant to the terms of this Indenture.

(b)

The Corporation shall pay interest on overdue principal and premium, if any, at the rate that is 1.0% higher than the then applicable interest rate on the Notes, and it will pay interest on overdue instalments of interest at the same rate to the extent lawful.

5.2	Existence

Subject to Article 9, the Corporation shall, and shall cause each Restricted Subsidiary to, do or cause to be done all things necessary to preserve and keep in full force and effect the corporate, partnership or other legal existence, as applicable, of the Corporation and each Restricted Subsidiary; provided that neither the Corporation nor any Restricted Subsidiary will be required to preserve any such corporate, partnership or other legal existence if the Board of Directors of the Corporation determines that the preservation thereof is no longer desirable in the conduct of the business of the Corporation and the Restricted Subsidiaries, taken as a whole, and that the loss thereof is not disadvantageous in any material respect to the Holders.

5.3	Payment of Taxes and Other Claims

The Corporation shall and shall cause each of the Restricted Subsidiaries to file all tax returns required to be filed in any jurisdiction and to pay and discharge, or cause to be paid and discharged, all Taxes shown to be due and payable on such returns and all other Taxes imposed on them or any of their properties, assets, income or franchises, to the extent such Taxes have become due and payable and before they have become delinquent and all claims for which sums have become due and payable that have or might become a Lien on the property or assets of the Corporation or any Restricted Subsidiary; provided that neither the Corporation nor any Restricted Subsidiary need pay any such Taxes or claim if (a) the amount, applicability or validity thereof is contested by the Corporation or such Restricted Subsidiary on a timely basis in good faith and in appropriate proceedings, and the Corporation or a Restricted Subsidiary has established adequate reserves therefor in accordance with IFRS on the books of the Corporation or such Restricted Subsidiary and/or (b) the non-payment of all such Taxes and/or claims in the aggregate would not reasonably be expected to have a material adverse effect on the business, affairs or financial condition of the Corporation and the Restricted Subsidiaries, taken as a whole.

5.4	Statement by Officers

(a)

The Corporation shall deliver to the Trustee, within 120 days after the end of each of its fiscal years, a brief certificate from the principal executive officer, principal financial officer or principal accounting officer as to his or her knowledge of compliance by the Corporation and the Restricted Subsidiaries with all conditions and covenants in this Indenture. For purposes of this Section 5.4(a), such compliance shall be determined without regard to any period of grace or requirement of notice under this Indenture.

(b)

Upon becoming aware of any Default or Event of Default, the Corporation shall promptly (and in any event within ten Business Days) deliver to the Trustee an Officer’s Certificate specifying such event, notice or other action giving rise to such Default or Event of Default and the action that the Corporation or Restricted Subsidiary, as applicable, is taking or proposes to take with respect thereto.

5.5	Reports

(a)

So long as any Notes are outstanding, unless the Corporation has filed the same on the System for Electronic Data Analysis and Retrieval + or any successor system thereto (“SEDAR+”), the Corporation will provide to the Trustee and to the Holders of Notes a copy of (i) within 90 days of the end of each fiscal year of the Corporation, annual financial statements of the Corporation for such fiscal year and a report of the Corporation’s auditors thereon and (ii) within 45 days of the end of each of the first three fiscal quarters of each fiscal year of the Corporation, quarterly financial statements of the Corporation for such fiscal quarter, together with (in the case of each of clauses (i) and (ii)) an associated management’s discussion and analysis (all of the foregoing financial information to be prepared on a basis substantially consistent with the corresponding financial information required to be filed by a “reporting issuer” under the securities laws of the Province of Ontario).

(b)

Unless the documents contemplated by Sections 5.5(a)(i) and 5.5(a)(ii) are available on SEDAR+ or any successor system thereto, the Corporation will also maintain a website to which the beneficial Holders of Notes, prospective investors and securities analysts are given free access and on which, not later than the date by which such documents are required to be provided to the Trustee and the Holders of Notes pursuant to the immediately preceding paragraph, such documents are made available. Making such documents so available shall be deemed to satisfy the requirements of the immediately preceding paragraph that such documents be provided to the Trustee and the Holders of Notes.

(c)

If at the end of any quarterly period the Corporation’s Unrestricted Subsidiaries hold in the aggregate more than 10% of the Consolidated Tangible Assets of the Corporation, then the annual and quarterly financial information required by this Section 5.5 will include a reasonably detailed presentation of the financial results and position of the Corporation and the Restricted Subsidiaries separate from the Unrestricted Subsidiaries.

5.6	Future Guarantors

If any Restricted Subsidiary (a) guarantees the obligations of the Corporation or becomes a borrower under the Credit Agreement or (b) incurs or guarantees any other Indebtedness, which other Indebtedness exceeds $25 million principal amount, then, to the extent permitted by applicable local laws or regulations, such Restricted Subsidiary will become a Guarantor by executing and delivering to the Trustee a Note Guarantee and an Opinion of Counsel satisfactory to the Trustee within twenty Business Days after the date such Restricted Subsidiary guaranteed or incurred such Indebtedness. In addition, a Restricted Subsidiary may elect at any time to become a Guarantor by executing and delivering to the Trustee a Note Guarantee and an Opinion of Counsel satisfactory to the Trustee.

5.7	Liens

The Corporation will not, and will not permit any Restricted Subsidiary to, create, incur, assume or otherwise cause or suffer to exist or become effective any Lien (each, an “Initial Lien”) of any kind (other than Permitted Liens) securing Indebtedness upon any of their property or assets, now owned or hereafter acquired, unless:

(a)	in the case of Liens securing Subordinated Indebtedness, the Notes and the Note Guarantees are secured by a Lien on such property or assets that is senior in priority to such Liens; or

(b)	in all other cases, the Notes and the Note Guarantees are secured by a Lien on such property or assets equally and rateably with the Indebtedness secured by such Liens,

in each case, until such time as such Indebtedness is no longer secured by a Lien.

Any Lien on any property or assets of the Corporation or any Restricted Subsidiary created for the benefit of the Holders of the Notes pursuant to this Section 5.7 shall provide by its terms that such Lien shall be automatically and unconditionally released and discharged upon the release and discharge of the Initial Lien.

5.8	Payments for Consent

The Corporation will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, pay or cause to be paid any consideration to or for the benefit of any Holder of Notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of this Indenture or the Notes unless such consideration is offered to be paid and is paid to all Holders of the Notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

5.9	Restricted Payments

(a)	The Corporation will not, and will not permit any Restricted Subsidiary to, directly or indirectly:

(i)	declare or pay any dividend or make any other payment or distribution on account of the Corporation’s or any Restricted Subsidiary’s Equity Interests (including,

without limitation, any dividend, other payment or distribution in connection with any consolidation, amalgamation, plan of arrangement or merger involving the Corporation or any Restricted Subsidiary) or to the direct or indirect holders of the Corporation’s or any Restricted Subsidiary’s Equity Interests in their capacity as such (other than dividends, other payments or distributions payable in Equity Interests (other than Disqualified Stock) of such Person and other than dividends, other payments or distributions payable to the Corporation or any Restricted Subsidiary);

(ii)

purchase, redeem or otherwise acquire or retire for value (including, without limitation, in connection with any consolidation, amalgamation, plan of arrangement or merger involving the Corporation) any Equity Interests of the Corporation held by Persons other than the Corporation or a Restricted Subsidiary;

(iii)

make any payment on or with respect to, or purchase, repurchase, redeem, defease or otherwise acquire or retire for value, any Subordinated Indebtedness of the Corporation or any Guarantor (excluding any intercompany Indebtedness between or among the Corporation and any Restricted Subsidiary), except (a) a payment of interest or a payment of principal not earlier than one year prior to the Stated Maturity thereof, or (b) the purchase, repurchase or other acquisition of any such Indebtedness in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case, due within one year of the date of such purchase, repurchase or other acquisition; or

(iv)	make any Restricted Investment,

(all such payments and other actions set forth in clauses (i) through (iv) above being collectively referred to as “Restricted Payments”), unless, at the time of and after giving effect to such Restricted Payment:

(1)	no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof;

(2)

the Corporation would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in Section 5.10(a); and

(3)

such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by the Corporation and all Restricted Subsidiaries on or after the 5.75% Senior Notes Issue Date (pursuant to this paragraph and the comparable provision of the Existing Indenture) (excluding Restricted Payments permitted by clauses (ii), (iii), (iv), (v), (vi), (vii), (ix), (xi), (xii) and (xiii) of Section 5.9(b) and the comparable provisions of the Existing Indenture), is less than the sum, without duplication, of:

(A)	50% of Consolidated Net Income for the period (taken as one accounting period) from July 1, 2025 to the end of the Corporation’s most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a deficit, less 100% of such deficit); plus

(B)

100% of the aggregate (i) Net Cash Proceeds received by the Corporation since the 5.75% Senior Notes Issue Date as a contribution to its common equity capital or from the issue or sale of Equity Interests of the Corporation (other than Disqualified Stock and other than Net Cash Proceeds received from a Subsidiary of the Corporation) and (ii) Fair Market Value of any Permitted Business to the extent acquired in exchange for Equity Interests of the Corporation (other than Disqualified Stock) since the 5.75% Senior Notes Issue Date; plus

(C)

to the extent not already included in Consolidated Net Income for such period, if any Restricted Investment that was made by the Corporation or any Restricted Subsidiary after the 5.75% Senior Notes Issue Date is sold (other than to the Corporation or any Subsidiary of the Corporation) or otherwise cancelled, liquidated or repaid after the 5.75% Senior Notes Issue Date, an amount equal to 100% of the cash and Fair Market Value of marketable securities or other property received by the Corporation or any Restricted Subsidiary resulting from such sale, liquidation or repayment (less any costs incurred in connection with any such transaction); plus

(D)

the amount by which Indebtedness or Disqualified Stock of the Corporation or any Restricted Subsidiary that was incurred or issued after the 5.75% Senior Notes Issue Date is reduced on the Corporation’s consolidated balance sheet upon the conversion or exchange (other than by the Corporation or any Subsidiary of the Corporation) of any such Indebtedness or Disqualified Stock for Equity Interests (other than Disqualified Stock) of the Corporation, together with the net proceeds, if any, received by the Corporation or any Restricted Subsidiary upon such conversion or exchange; plus

(E)

to the extent that any Unrestricted Subsidiary designated as such after the date of this Indenture is redesignated as a Restricted Subsidiary pursuant to the terms of this Indenture or is consolidated, amalgamated or combined with (including pursuant to a plan of arrangement) or merged with or into, or transfers or otherwise disposes of all of substantially all of its properties and assets to or is liquidated into, the Corporation or a Restricted Subsidiary after the date of this Indenture, an amount equal to the lesser of (A) the Fair Market Value, as of the date of such redesignation, consolidation, amalgamation, combination, merger, transfer, disposition or liquidation, of the Corporation’s or any Restricted Subsidiary’s Investments in such Subsidiary and (B) the amount by which the amount available for Restricted Payments under this paragraph was reduced at the time such Subsidiary was designated as an Unrestricted Subsidiary in accordance with Section 5.17.

(b)	Section 5.9(a) will not prohibit:

(i)

the payment of any dividend or distribution or the consummation of any irrevocable redemption within 60 days after the date of declaration of the dividend or distribution or giving of the redemption notice, as the case may be, if at the date of declaration or notice, the dividend, distribution or redemption payment would have complied with the provisions of this Indenture;

(ii)

the making of any Restricted Payment in exchange for or with the Net Cash Proceeds of the sale (other than to a Subsidiary of the Corporation) of Equity Interests of the Corporation (other than Disqualified Stock) or from the contribution of common equity capital to the Corporation, in each case, within 60 days of such Restricted Payment; provided that the amount of any such Net Cash Proceeds that are utilized for any such Restricted Payment will not be considered to be Net Cash Proceeds for purposes of Section 5.9(a)(iv)(3)(B) or Section 5.9(b)(vi)(A) and will not be considered to be Net Cash Proceeds from an Equity Offering for purposes of Section 4.2;

(iii)

the repurchase, redemption, defeasance or other acquisition or retirement for value of Subordinated Indebtedness of the Corporation or any Guarantor with the Net Cash Proceeds from an incurrence of Permitted Refinancing Indebtedness within 60 days of such repurchase, redemption, defeasance or other acquisition or retirement;

(iv)	the distribution, as a dividend or otherwise, of shares of Capital Stock of, or Indebtedness owed to the Corporation or a Restricted Subsidiary by, Unrestricted Subsidiaries;

(v)	the payment of any dividend or of any other distribution on account of Equity Interests by a Restricted Subsidiary to the holders of its Equity Interests on a pro rata basis;

(vi)

so long as no Default or Event of Default has occurred and is continuing, the repurchase, redemption or other acquisition or retirement for value of, or dividend or other payment or distribution on account of, any Equity Interests of the Corporation or any Restricted Subsidiary held by any current or former officer, director or employee of the Corporation or any Restricted Subsidiary pursuant to any equity compensation plan or arrangement, any equity subscription agreement, stock option agreement, shareholders’ agreement or similar agreement or upon the death, disability or termination of employment of such officers, directors or employees; provided that the aggregate price paid for all such repurchased, redeemed, acquired or retired Equity Interests and the aggregate amount of all such dividends and other payments or distributions, may not exceed $10 million in any fiscal year (with unused amounts in any fiscal year being permitted to be carried over to the immediately succeeding fiscal year but not to any subsequent fiscal year); provided further that such amount may be increased by an amount not to exceed the sum of:

(A)

the Net Cash Proceeds received by the Corporation and its Restricted Subsidiaries from the sale of Capital Stock (other than Disqualified Stock) of the Corporation to officers, directors or employees of the Corporation or any of its Restricted Subsidiaries that occurs after the 5.75% Senior Notes Issue Date; provided that the amount of any such Net Cash Proceeds that are utilized for any such repurchase, redemption or other acquisition or retirement for value of, or dividend or other payment or distribution on account of, any such Equity Interests will not be considered for purposes of Section 5.9(a)(iv)(3)(B) or Section 5.9(b)(ii), and will not be considered to be Net Cash Proceeds from an Equity Offering for purposes of Section 4.2; plus

(B)	the cash proceeds of key man life insurance policies received by the Corporation and its Restricted Subsidiaries after the 5.75% Senior Notes Issue Date; less

(C)	the amount of any Restricted Payments previously made with the proceeds described in clauses (A) and (B) of this Section 5.9(b)(vi);

(vii)

the repurchase of Equity Interests deemed to occur upon the exercise of stock options or other equity compensation incentives to the extent such Equity Interests represent a portion of the exercise price of those options or incentives, and any repurchase or other acquisition of Equity Interests made in lieu of withholding taxes in connection with any exercise or exchange of stock options, warrants, incentives or other rights to acquire Equity Interests;

(viii)

so long as no Default or Event of Default has occurred and is continuing or would be caused thereby, the declaration and payment of regularly scheduled or accrued dividends or other distributions to holders of any class or series of Disqualified Stock or Preferred Stock issued on or after the date of this Indenture in accordance with Section 5.10;

(ix)

payments of cash, dividends, distributions, advances or other Restricted Payments by the Corporation or any Restricted Subsidiary to allow the payment of cash in lieu of the issuance of fractional shares upon (a) the exercise of options or warrants or (b) the conversion or exchange of Capital Stock of any such Person;

(x)

the repayment, redemption, repurchase, defeasance or other acquisition or retirement for value of any Subordinated Indebtedness or Disqualified Stock (a) at a purchase price not greater than 101% of the principal amount or liquidation preference thereof in the event of a change of control pursuant to a provision no more favorable to the holders thereof than Section 5.14 or (b) at a purchase price not greater than 100% of the principal amount or liquidation preference thereof in accordance with provisions similar to those set forth in Section 5.13; provided that prior to the making of any such Restricted Payment pursuant to this Section

5.9(b)(x), the Corporation shall have made a Change of Control Offer or Asset Sale Offer, as applicable, and repurchased all Notes issued under this Indenture that were validly tendered for payment in connection with such offer;

(xi)	the repayment of intercompany debt among the Corporation and any Restricted Subsidiaries that was permitted to be incurred under this Indenture;

(xii)

payments or distributions to dissenting shareholders (a) pursuant to applicable law or (b) in connection with the settlement or other satisfaction of legal claims made pursuant to or in connection with an amalgamation, consolidation, merger or transfer of assets in connection with a transaction that is not prohibited by this Indenture;

(xiii)

so long as no Default or Event of Default has occurred and is continuing or would be caused thereby, any other Restricted Payment provided that, at the time of and after giving effect to such Restricted Payment, the aggregate of such Restricted Payment and all other Restricted Payments made under this Section 5.9(b)(xiii) since the date of this Indenture does not exceed the greater of (a) $70 million and (b) 3.5% of the Corporation’s Consolidated Tangible Assets (determined as of the date of such Restricted Payment);

(xiv)

so long as no Default or Event of Default has occurred and is continuing or would be caused thereby, the purchase, redemption or other acquisition or retirement for value of any Equity Interests of the Corporation pursuant to a normal course issuer bid;

(xv)

so long as no Default or Event of Default has occurred and is continuing or would be caused thereby, any other Restricted Payment, provided that (a) the aggregate of such Restricted Payment made in the Corporation’s then current fiscal quarter and the immediately preceding three fiscal quarters for which internal financial statements are available does not exceed Excess Cash Flow for the four consecutive fiscal quarters ending with the Corporation’s most recent fiscal quarter for which internal financial statements are available, and (b) the Consolidated Net Leverage Ratio does not exceed 2.5 to 1.0 after giving effect to such Restricted Payments;

(xvi)

so long as no Default or Event of Default has occurred and is continuing or would be caused thereby, cash dividends or other distributions to the holders of the Corporation’s Equity Interest, not to exceed C$0.612 per share in any fiscal year (provided that (a) in relation to the fiscal year ending December 31, 2025, all dividends or other distributions paid by the Corporation after January 1, 2025 and prior to the Issue Date will be deemed to have been paid pursuant to this Section 5.9(b)(xvi) and (b) in the event that the outstanding Equity Interests of the Corporation are subdivided, combined or consolidated, by reclassification, split or otherwise, into a greater or lesser number of Equity Interests of the Corporation, the amount of dividends or other distributions per share that the Corporation may make in reliance on this Section 5.9(b)(xvi) shall, concurrently with the effectiveness of such subdivision, combination or consolidation, be proportionately decreased or increased, as appropriate); and

(xvii)	any additional Restricted Payments so long as immediately after giving effect to any such Restricted Payments, the Consolidated Net Leverage Ratio does not exceed 1.0 to 1.0.

(c)

The amount of all Restricted Payments (other than cash) will be the Fair Market Value on the date of the Restricted Payment (or, in the case of a dividend or other distribution, on the date of declaration) of the assets or securities proposed to be transferred or issued by the Corporation or such Restricted Subsidiary, as the case may be, pursuant to the Restricted Payment.

(d)

For purposes of determining compliance with this Section 5.9, if a Restricted Payment or Permitted Investment (or portion thereof) meets the criteria of more than one of the types of Restricted Payments described in Sections 5.9(b)(i) through 5.9(b)(xvi) or one or more clauses of the definition of Permitted Investments or pursuant to Section 5.9(a) (or portions of any of the foregoing), the Corporation, in its sole discretion, may order and classify, and subsequently reorder and reclassify (based on circumstances existing at the time of such reorder or reclassification), such Restricted Payment (or portion thereof) in any manner that complies with this Section 5.9.

5.10	Incurrence of Indebtedness and Issuance of Preferred Stock

(a)

The Corporation will not, and will not permit any Restricted Subsidiary to, directly or indirectly, (a) create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, “incur”) any Indebtedness (including Acquired Debt) or (b) issue any Disqualified Stock, and the Corporation will not permit any Restricted Subsidiary that is not a Guarantor to issue any Preferred Stock; provided, however, that the Corporation and the Guarantors may incur Indebtedness (including Acquired Debt) or issue Disqualified Stock if (a) no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof and (b) the Fixed Charge Coverage Ratio for the Corporation’s most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock is issued, as the case may be, would have been at least 2.0 to 1.0, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred, or the Disqualified Stock had been issued, as the case may be, at the beginning of such four-quarter period.

(b)	Section 5.10(a) will not prohibit the incurrence of any of the following items of Indebtedness or issuances of Disqualified Stock or Preferred Stock, as applicable (collectively, “Permitted Debt”):

(i)

the incurrence by the Corporation and any Guarantor of Indebtedness and letters of credit under Credit Facilities in an aggregate principal amount (with letters of credit being deemed to have a principal amount equal to the maximum potential liability of the Corporation and any Guarantor thereunder) that, at the time of and after giving effect to such incurrence and all other incurrences made (or deemed to have been made) under this clause (a) since the date of this Indenture and which remain outstanding, does not exceed the greater of (a) $1.2 billion and (b) 3.5 times the Corporation’s Consolidated EBITDA (determined on a pro forma basis after giving effect to a pro forma application of the net proceeds of such incurrence and to such other pro forma adjustments as are consistent with those set forth in the definition of “Fixed Charge Coverage Ratio”) for the Corporation’s most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred; provided, however, that the amount permitted to be incurred under Credit Facilities pursuant to paragraph (b) of this clause (i) shall be increased by up to 0.5 times the Corporation’s Consolidated EBITDA (as so determined) in respect of Indebtedness incurred on the closing date of any Significant Acquisition (the “Significant Acquisition Closing Date”) or within two Business Days of such Significant Acquisition Closing Date so long as the portion of any such incurred Indebtedness which exceeds 3.5 times the Corporation’s Consolidated EBITDA (as so determined) is incurred to finance, directly or indirectly, such Significant Acquisition (in which case such excess portion of the Indebtedness is referred to as an “Incremental Acquisition Financing”); and provided, further, that any Incremental Acquisition Financing that the Corporation or any of its Restricted Subsidiaries incurs in reliance on the foregoing proviso shall be permanently repaid by the Corporation and its Restricted Subsidiaries under such Credit Facilities within 365 days after the Significant Acquisition Closing Date unless (and solely to the extent that) at the expiration of such 365 day period the Corporation and its Restricted Subsidiaries would be permitted to incur the portion of the Incremental Acquisition Financing that remains outstanding at such time pursuant to paragraph (a) or (b) of this clause (i);

(ii)	the incurrence by the Corporation and the Restricted Subsidiaries of the Existing Indebtedness;

(iii)

the incurrence by the Corporation of Indebtedness represented by the Notes issued on the date of this Indenture, the incurrence by the Guarantors of Indebtedness represented by the Note Guarantees provided on the date of this Indenture, and any subsequent incurrence by any Guarantors of Indebtedness represented by a Note Guarantee;

(iv)

the incurrence by the Corporation or any Restricted Subsidiary of Indebtedness represented by Lease Liabilities in an aggregate principal amount that, at the time of and after giving effect to such incurrence and all other incurrences made under this Section 5.10(b)(iv) since the date of this Indenture and which remain outstanding (including all Permitted Refinancing Indebtedness incurred to renew, refinance, replace, defease or discharge any Lease Liabilities incurred pursuant to this Section 5.10(b)(iv)), does not exceed the greater of (a) $140 million and (b) 7.0% of the Corporation’s Consolidated Tangible Assets (determined as of the date of such incurrence and after giving effect to any right of use assets acquired in connection with such Lease Liabilities);

(v)

the incurrence by the Corporation or any Restricted Subsidiary of Lease Liabilities in the ordinary course relating to real property for office premises and collision repair service sites; provided that any such lease where the right of the Corporation or a Restricted Subsidiary to use the leased property arose pursuant to a sale and leaseback transaction will not be permitted by this Section 5.10(b)(v) unless such transaction constitutes a Permitted Sale and Leaseback Transaction;

(vi)	the incurrence by the Corporation or any Guarantor of Indebtedness represented by purchase money obligations incurred for the purpose of financing all or any part of the purchase price or cost of design, construction, installation, development, or improvement of property, plant or equipment used in the business of the Corporation or any of its Guarantors, in an aggregate principal amount that, at the time of and after giving effect to such incurrence and all other incurrences made under this Section 5.10(b)(vi) since the date of this Indenture and which remain outstanding (including all Permitted Refinancing Indebtedness incurred to renew, refinance, replace, defease or discharge any Indebtedness incurred pursuant to this Section 5.10(b)(vi)), does not exceed the greater of (a) $140 million and (b) 7.0% of the Corporation’s Consolidated Tangible Assets (determined as of the date of such incurrence and after giving effect to any assets acquired with such Indebtedness);

(vii)

the incurrence by the Corporation or any Restricted Subsidiary of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to renew, refinance, replace, defease or discharge, any Indebtedness (other than intercompany Indebtedness) that was permitted by this Indenture to be incurred under Section 5.10(a) or clauses (ii), (iii), (iv), (vi), this clause (vii), (xvi) or (xvii) of this Section 5.10(b);

(viii)	the incurrence by the Corporation or any Restricted Subsidiary of Indebtedness in exchange for, or the net proceeds of which are used to refinance, replace, defease or discharge, the Notes;

(ix)	the incurrence by the Corporation or any Restricted Subsidiary of intercompany Indebtedness between or among the Corporation and/or any Restricted Subsidiary; provided, however, that:

(A)

if the Corporation or any Guarantor is an obligor with respect to such Indebtedness and the payee is not the Corporation or a Guarantor, such Indebtedness (except in respect of intercompany liabilities incurred in the ordinary course of business in connection with the cash management, tax and accounting operations of the Corporation and its Subsidiaries) must be unsecured and expressly subordinated to the prior payment in full in cash of all Obligations then due with respect to the Notes, in the case of the Corporation, or the Note Guarantee, in the case of a Guarantor; and

(B)

(i) any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness being held by a Person other than the Corporation or any Restricted Subsidiary and (ii) any sale or other transfer of any such Indebtedness to a Person that is not either the Corporation or any Restricted Subsidiary, will be deemed, in each case, to constitute an incurrence of such Indebtedness by the Corporation or such Restricted Subsidiary, as the case may be, that was not permitted at the time of such issuance, transfer or sale by this Section 5.10(b)(ix);

(x)

the issuance by the Corporation or any Restricted Subsidiary to the Corporation or to any Restricted Subsidiary of any Preferred Stock or Disqualified Stock; provided, however, that (a) any subsequent issuance or transfer of Equity Interests that results in any such Preferred Stock or Disqualified Stock being held by a Person other than the Corporation or any Restricted Subsidiary and (b) any sale or other transfer of any such Preferred Stock or Disqualified Stock to a Person that is not the Corporation or any Restricted Subsidiary, will be deemed, in each case, to constitute an issuance of such Preferred Stock or Disqualified Stock by such Restricted Subsidiary that was not permitted at the time of such issuance, transfer or sale by this Section 5.10(b)(x);

(xi)	the incurrence by the Corporation or any Guarantor of Hedging Obligations in the ordinary course of business and not for speculative purposes;

(xii)

the guarantee by the Corporation or any Guarantor of Indebtedness of the Corporation or any Restricted Subsidiary to the extent that the guaranteed Indebtedness was permitted to be incurred by another provision of this Section 5.10; provided that if the Indebtedness being guaranteed is subordinated to or pari passu with the Notes, the guarantee must be subordinated or pari passu, as applicable, to the same extent as the Indebtedness guaranteed;

(xiii)

the incurrence by the Corporation or any Restricted Subsidiary of Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently drawn against insufficient funds, so long as such Indebtedness is covered within five Business Days;

(xiv)

to the extent constituting Indebtedness, any obligation arising from agreements of the Corporation or any Restricted Subsidiary providing for indemnification, adjustment of purchase price, earn-outs or similar obligations, in each case, incurred or assumed in connection with the disposition or acquisition of any business, assets or Capital Stock of a Restricted Subsidiary in a transaction permitted by this Indenture;

(xv)	Indebtedness representing deferred compensation to employees of the Corporation and the Restricted Subsidiaries;

(xvi)

the incurrence by the Corporation or any Restricted Subsidiary of (1) Acquired Debt or (2) Indebtedness the proceeds of which are used to provide all or any portion of the funds to acquire (A) assets that are used or useful in a Permitted Business or (B) Capital Stock of a Person that is engaged primarily in a Permitted Business and that is or, as a result of such acquisition, becomes a Restricted Subsidiary; provided that in the case of each of the preceding subclauses (1) and (2), after giving effect thereto, either:

(A)	the Corporation would be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in Section 5.10(a); or

(B)	the Fixed Charge Coverage Ratio of the Corporation would be greater than it was immediately prior to such transaction;

(xvii)

the incurrence by the Corporation or any Restricted Subsidiary of additional Indebtedness in an aggregate principal amount that, at the time of and after giving effect to such incurrence and all other incurrences made under this Section 5.10(b)(xvii) since the date of this Indenture and which remain outstanding (including all Permitted Refinancing Indebtedness incurred to renew, refinance, replace, defease or discharge any Indebtedness incurred pursuant to this Section 5.10(b)(xvii)), does not exceed the greater of (a) $70.0 million and (b) 3.5% of the Corporation’s Consolidated Tangible Assets (determined as of the date of such incurrence and after giving effect to any assets acquired with such Indebtedness);

(xviii)	the incurrence by the Corporation or any Restricted Subsidiary of Indebtedness under any Cash Management Arrangement;

(xix)

the incurrence by the Corporation or any Restricted Subsidiary of Indebtedness in respect of workers’ compensation claims, warehouse receipt or similar facilities, casualty or liability insurance, take-or-pay obligations in supply arrangements, self-insurance obligations, performance bonds, completion bonds, bid bonds, appeal bonds, statutory bonds, and surety bonds or other similar bonds or obligations (including such bonds or overdraft requirement imposed by local authorities), and any Guarantees or letters of credit functioning as or supporting any of the foregoing, in each case provided by the Corporation or any Restricted Subsidiary in the ordinary course of business;

(xx)	the incurrence by the Corporation or any Restricted Subsidiary of a Limited Recourse Guarantee; and

(xxi)

the incurrence of Indebtedness or issuance of Disqualified Stock or Preferred Stock by any Restricted Subsidiary that is not a Guarantor, in an aggregate principal or redemption amount that, at the time of and after giving effect to such incurrence or issuance and all other incurrences made under this clause (xxi) since the date of this Indenture and which remain outstanding, does not exceed $25 million.

(c)

The Corporation will not, and will not permit any Guarantor, to incur any Indebtedness (including Permitted Debt) that is contractually subordinated in right of payment to any other Indebtedness of the Corporation or such Guarantor unless such Indebtedness is also contractually subordinated in right of payment to the Notes or the applicable Note Guarantee on substantially identical terms; provided, however, that no Indebtedness will be deemed to be contractually subordinated in right of payment to any other Indebtedness of the Corporation or any Guarantor solely by virtue of being unsecured or by virtue of being secured on a junior priority basis.

(d)

For purposes of determining compliance with this Section 5.10, in the event that an item of Indebtedness (or portion thereof) meets the criteria of more than one of the categories of Permitted Debt described in Sections 5.10(b)(i) through (xxi), or is entitled to be incurred pursuant to Section 5.10(a) (or portions of any of the foregoing), the Corporation, in its sole discretion, may order and classify, and subsequently reorder and reclassify (based on circumstances existing at the time of such reorder or reclassification), such item of Indebtedness (or portion thereof) in any manner that complies with this Section 5.10.

(e)

Notwithstanding Section 5.10(d), Indebtedness under Credit Facilities outstanding on the date on which Notes are first issued under the Indenture will initially be deemed to have been incurred on such date in reliance on the exception provided by clause (i) of the definition of Permitted Debt and, in such case, the Corporation shall not be entitled to reclassify such Indebtedness.

(f)	The accrual of interest or Preferred Stock dividends, the accretion or amortization of original issue discount, the payment of interest on any Indebtedness not secured by a Lien in the form of additional Indebtedness with the same terms, the reclassification of Preferred Stock as Indebtedness due to a change in accounting principles, and the payment of dividends on Preferred Stock or Disqualified Stock in the form of additional securities of the same class of Preferred Stock or Disqualified Stock, will be deemed not to be an incurrence of Indebtedness or an issuance of Preferred Stock or Disqualified Stock for purposes of this Section 5.10; provided that the amount thereof is included in Fixed Charges of the Corporation as accrued to the extent required by the definition of such term.

(g)

The amount of any Indebtedness outstanding as of any date will be (a) the accreted value of the Indebtedness, in the case of any Indebtedness issued with original issue discount, (b) the principal amount of the Indebtedness, in the case of any other Indebtedness, and (c) in respect of Indebtedness of another Person secured by a Lien on the assets of the specified Person, the lesser of (i) the Fair Market Value of such assets at the date of determination and (ii) the amount of the Indebtedness of the other Person.

(h)

For purposes of determining compliance with (a) any Canadian dollar-denominated restriction on the incurrence of any Indebtedness, the Canadian dollar-equivalent principal amount of Indebtedness denominated in a foreign currency shall be calculated based on the relevant currency exchange rate in effect on the date such Indebtedness was incurred and (b) any United States dollar-denominated restriction on the incurrence of any Indebtedness, the United States dollar-equivalent principal amount of Indebtedness denominated in a foreign currency shall be calculated based on the relevant currency exchange rate in effect on the date such Indebtedness was incurred; provided that if such Indebtedness is incurred to refinance other Indebtedness denominated in a foreign currency, and such refinancing would cause the applicable Canadian or United States dollar-denominated restriction to be exceeded if calculated at the relevant currency exchange rate in effect on the date of such refinancing, such Canadian or United States dollar-denominated restriction shall be deemed not to have been exceeded so long as the principal amount of such refinancing Indebtedness in the foreign currency so denominated does not exceed the principal amount of such Indebtedness in the foreign currency so denominated being refinanced. Notwithstanding any other provision of this Section 5.10, the maximum amount of Indebtedness that may be incurred pursuant to this Section 5.10 will be deemed not to have been exceeded with respect to any outstanding Indebtedness due solely to the result of fluctuations in the exchange rates of currencies. The principal amount of any Indebtedness incurred to refinance other Indebtedness, if incurred in a different currency from the Indebtedness being refinanced, shall be calculated based on the currency exchange rate applicable to the currencies in which such refinancing Indebtedness is denominated that is in effect on the date of such refinancing.

5.11	Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries

(a)

The Corporation will not, and will not permit any Restricted Subsidiary to, directly or indirectly, create or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to:

(i)

pay dividends or make any other distributions on its Capital Stock to the Corporation or any Restricted Subsidiary, or with respect to any other interest or participation in, or measured by, its profits, or pay any Indebtedness owed to the Corporation or any Restricted Subsidiary; provided that the priority that any series of Preferred Stock of a Restricted Subsidiary has in receiving dividends or liquidating distributions before dividends or liquidating distributions are paid in respect of common equity of such Restricted Subsidiary shall not constitute a restriction on the ability to make dividends or distributions on Capital Stock for purposes of this Section 5.11;

(ii)	make loans or advances to the Corporation or any Restricted Subsidiary; or

(iii)	sell, lease or transfer any of its properties or assets to the Corporation or any Restricted Subsidiary.

(b)	Section 5.11(a) will not apply to encumbrances or restrictions existing under or by reason of:

(i)

agreements (including agreements governing Existing Indebtedness or the Credit Agreement) as in effect on the date of this Indenture and any amendments, restatements, modifications, renewals, supplements, replacements or refinancings of those agreements; provided that the amendments, restatements, modifications, renewals, supplements, replacements or refinancings are not materially more restrictive, taken as a whole, with respect to such encumbrances or restrictions than those contained in those agreements on the date of this Indenture;

(ii)	this Indenture, the Notes and the Note Guarantees;

(iii)

agreements governing other Indebtedness permitted to be incurred under the provisions of Section 5.10 and any amendments, restatements, modifications, renewals, supplements, replacements or refinancings of those agreements; provided that the encumbrances and restrictions therein will not materially adversely impact the ability of the Corporation to make required principal (and premium, if any) and interest payments on the Notes;

(iv)	applicable law, rule, regulation, order, approval, governmental license, permit or similar restriction;

(v)

any encumbrance or restriction with respect to a Person acquired by the Corporation or any Restricted Subsidiary as in effect at the time of such acquisition (except to the extent such encumbrance or restriction was incurred in connection with or in contemplation of such acquisition); provided, such encumbrances or restrictions are not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired;

(vi)	customary non-assignment provisions in contracts, licenses, easements or leases, in each case, entered into in the ordinary course of business;

(vii)

purchase money obligations for property acquired in the ordinary course of business and Lease Liabilities that, in each case, impose restrictions on the property purchased or leased of the nature described in Section 5.11(a)(iii);

(viii)

any agreement for the sale or other disposition of a Restricted Subsidiary that restricts distributions by that Restricted Subsidiary or sales of such Restricted Subsidiary’s properties and assets pending its sale or other disposition;

(ix)

Permitted Refinancing Indebtedness; provided that the restrictions contained in the agreements governing such Permitted Refinancing Indebtedness are not materially more restrictive, taken as a whole, than those contained in the agreements governing the Indebtedness being refinanced as determined in good faith by the Corporation;

(x)	Liens permitted to be incurred under Section 5.7 that limit the right of the debtor to dispose of the assets subject to such Liens;

(xi)

provisions limiting the disposition, leasing, subleasing or distribution of assets or property in joint venture agreements, asset sale agreements, sale-leaseback agreements, stock sale agreements and other similar agreements (including agreements entered into in connection with a Restricted Investment) entered into (a) in the ordinary course of business or (b) with the approval of the Corporation’s Board of Directors, in each case, which limitation is applicable only to the assets that are the subject of such agreements;

(xii)	encumbrances or restrictions on cash or other deposits imposed by customers, suppliers or landlords under contracts entered into in the ordinary course of business;

(xiii)	existing under restrictions on the transfer of property or assets required by any regulatory authority having jurisdiction over any Restricted Subsidiary of the Corporation or any of their businesses;

(xiv)

contained in agreements entered into in the ordinary course of business, not related to any Indebtedness, that do not, individually or in the aggregate, materially detract from the value of property or assets of any Restricted Subsidiary; and

(xv)

an agreement or other instrument of an Unrestricted Subsidiary that is designated a Restricted Subsidiary and that was in existence at the time of such designation (unless such agreement or instrument was created in contemplation of or in connection with such designation); provided that such encumbrances or restrictions are not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person so designated.

5.12	Transactions with Affiliates

(a)

The Corporation will not, and will not permit any Restricted Subsidiary to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate of the Corporation (each, an “Affiliate Transaction”) involving aggregate consideration in excess of $5 million for any Affiliate Transaction or series of related Affiliate Transactions, unless:

(i)

the Affiliate Transaction is on terms that, taken as a whole, are not less favorable (taken as a whole) to the Corporation or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by the Corporation or such Restricted Subsidiary with a Person that is not an Affiliate of the Corporation; and

(ii)	the Corporation delivers to the Trustee either:

(A)

with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $10 million, an Officer’s Certificate certifying that such Affiliate Transaction or series of related Affiliate Transactions complies with this Section 5.12; and

(B)

with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $25 million, a resolution of the Board of Directors of the Corporation set forth in an Officer’s Certificate certifying that such Affiliate Transaction or series of related Affiliate Transactions complies with this Section 5.12 and that such Affiliate Transaction or series of related Affiliate Transactions has been approved by a majority of the disinterested members of the Board of Directors of the Corporation, if any.

(b)	The following items will be deemed not to be Affiliate Transactions and, therefore, will not be subject to Section 5.12(a):

(i)

any employment or consulting agreement, employee benefit plan, stock ownership or stock option plan, officer or director indemnification, compensation or severance agreement or any similar arrangement entered into by the Corporation or any Restricted Subsidiary in the ordinary course of business and payments, awards, grants or issuances pursuant thereto;

(ii)	transactions between or among the Corporation and/or any Restricted Subsidiary;

(iii)

transactions with a Person (other than an Unrestricted Subsidiary) that is an Affiliate of the Corporation solely because the Corporation owns, directly or through a Restricted Subsidiary, an Equity Interest in, or controls, such Person;

(iv)

payment of reasonable and customary fees and reimbursements of expenses (pursuant to indemnity arrangements, insurance or otherwise) of officers, directors, employees or consultants of the Corporation or any Restricted Subsidiary;

(v)	any sale or issuance of Equity Interests (other than Disqualified Stock) of the Corporation to, or the receipt by the Corporation of any capital contribution from, Affiliates of the Corporation;

(vi)	Permitted Investments (except for Investments made in reliance on clauses (c) or (i) of the definition of Permitted Investments) or Restricted Payments that do not violate Section 5.9;

(vii)

the lease or rental of office or storage space, or transactions with customers, clients or suppliers, in each case, entered into in the ordinary course of business and otherwise in compliance with the terms of this Indenture; provided that such transactions are on terms that are not materially less favourable (taken as a whole) than those that would have been obtained in a comparable transaction by the Corporation or such Restricted Subsidiary with a Person that is not an Affiliate of the Corporation;

(viii)

transactions between the Corporation or any of its Restricted Subsidiaries and any Person that is an Affiliate solely because one or more of its directors or officers is also a director or officer of the Corporation or a Restricted Subsidiary; provided that such director abstains from voting as a director of the Corporation or such Restricted Subsidiary on any such transaction involving such other Person;

(ix)

guarantees of performance by the Corporation and any Restricted Subsidiary of Unrestricted Subsidiaries in the ordinary course of business (except for guarantees of Indebtedness) and Limited Recourse Guarantees and pledges of Equity Interests of Unrestricted Subsidiaries for the benefit of lenders of Unrestricted Subsidiaries;

(x)	a repurchase of Notes held by an Affiliate of the Corporation if repurchased on the same terms as have been offered to all Holders of Notes that are not Affiliates of the Corporation;

(xi)

any agreement or arrangement, and the performance of obligations of the Corporation or any Restricted Subsidiary thereunder, to which the Corporation or any Restricted Subsidiary was a party on the date of this Indenture, as these agreements or arrangements may be amended, modified or supplemented from time to time; provided, however, that any future amendment, modification or supplement entered into after the date of this Indenture is not on terms that are materially less favorable to the Holders of Notes than those in effect on the date of this Indenture; and

(xii)

any transactions in which the Corporation or any Restricted Subsidiary, as the case may be, delivers to the Trustee a letter from a Canadian or U.S. nationally recognized accounting, appraisal or investment banking firm stating that the financial terms of such transaction (or a series of related transactions) are fair to the Corporation or such Restricted Subsidiary from a financial point of view or meet the requirements of Section 5.12(a)(i).

5.13	Asset Sales

(a)	The Corporation will not, and will not permit any Restricted Subsidiary to, consummate an Asset Sale unless:

(i)

the Corporation (or a Restricted Subsidiary, as the case may be) receives consideration at the time of such Asset Sale at least equal to the Fair Market Value (measured as of the date of the definitive agreement with respect to such Asset Sale) of the assets or Equity Interests issued or sold or otherwise disposed of; and

(ii)

at least 75% of the aggregate consideration received in such Asset Sale by the Corporation (or a Restricted Subsidiary, as the case may be) is in the form of cash or Cash Equivalents. For purposes of this provision, each of the following will be deemed to be cash:

(A)

any liabilities of the Corporation or any Restricted Subsidiary (other than contingent liabilities and liabilities that are by their terms subordinated to the Notes or any Note Guarantee) that are assumed by the transferee of any such assets or Equity Interests pursuant to a customary novation or indemnity agreement that releases the Corporation or such Restricted Subsidiary from or indemnifies against further liability;

(B)

any securities, notes or other obligations received by the Corporation or any Restricted Subsidiary from such transferee that are, within 180 days of the Asset Sale, converted by the Corporation or such Restricted Subsidiary into cash or Cash Equivalents, to the extent of the cash or Cash Equivalents received in that conversion;

(C)

any Designated Non-cash Consideration received by the Corporation or any of its Restricted Subsidiaries in such Asset Sale, having an aggregate Fair Market Value, taken together with all other Designated Non-cash Consideration received pursuant to this clause (c) that has not yet been liquidated (and without giving effect to subsequent changes in value), not to exceed 10% of the Consolidated Tangible Assets of the Corporation measured at the time the determination is made; and

(D)	any Capital Stock or assets of the kind referred to in Section 5.12(b)(ii) or Section 5.13(b)(iv).

(b)	Within 365 days after the receipt of any Net Proceeds from an Asset Sale, the Corporation (or any Restricted Subsidiary) may apply such Net Proceeds to:

(i)	repay senior Indebtedness that is secured by a Lien, including Indebtedness under the Credit Agreement;

(ii)

acquire all or substantially all of the assets of, or any Capital Stock of, a Person that is primarily engaged in a Permitted Business and that, in the case of an acquisition of Capital Stock, is or becomes a Restricted Subsidiary;

(iii)	make capital expenditures in respect of a Permitted Business; or

(iv)	acquire other assets that are not classified as current assets under IFRS and that are used or useful in a Permitted Business.

(c)

The requirement of Section 5.13(b)(ii) through Section 5.13(b)(iv) shall be deemed to be satisfied if a bona fide binding contract to make the investment, acquisition or expenditure referred to therein is entered into by the Corporation or any Restricted Subsidiary, as the case may be, with a Person other than an Affiliate of the Corporation within the time period specified in Section 5.13(b) and such Net Proceeds are subsequently applied in accordance with such contract within 180 days following the date such agreement is entered into.

(d)

Pending the final application of any Net Proceeds, the Corporation or any Restricted Subsidiary may reduce revolving credit borrowings or otherwise invest the Net Proceeds in any manner that is not prohibited by this Indenture.

(e)	Any Net Proceeds from Asset Sales that are not applied or invested as provided in Section 5.13(b) or (c) will constitute “Excess Proceeds”.

(f)	When the aggregate amount of Excess Proceeds exceeds $35 million, the Corporation will make an offer (an “Asset Sale Offer”) to all Holders of Notes, and all holders of other

Indebtedness that is pari passu with the Notes containing provisions similar to those set forth in this Indenture with respect to offers to purchase, prepay or redeem with the proceeds of sales of assets, to purchase, prepay or redeem, on a pro rata basis, the maximum principal amount of Notes and such other pari passu Indebtedness (plus all accrued and unpaid interest on the Notes and such other Indebtedness) that may be purchased, prepaid or redeemed out of the Excess Proceeds. The Corporation may elect to commence such Asset Sale Offer prior to the completion of the 365-day period specified above and/or prior to the aggregate amount of Excess Proceeds exceeding $35 million. The offer price in any Asset Sale Offer (the “Asset Sale Payment”) will be at least 100% of the principal amount of the Notes and such other Indebtedness, plus accrued and unpaid interest, if any, to but excluding the date of purchase, prepayment or redemption (subject to the right of Holders of Notes and such other Indebtedness on the relevant record dates to receive interest due on the relevant interest payment dates) (the “Asset Sale Payment Date”), and will be payable in cash.

(g)

If the aggregate principal amount of Notes and such other Indebtedness (plus all accrued interest on the Notes and such other Indebtedness) tendered in such Asset Sale Offer exceeds the amount of Excess Proceeds allocated to the purchase of Notes and such other Indebtedness, the Corporation will select the Notes and such other Indebtedness to be purchased on a pro rata basis (except that any Notes represented by a note in global form will be selected by such method as CDS may require), based on the amounts tendered (with such adjustments as may be deemed appropriate by the Corporation so that only Notes in denominations of C$1,000, or an integral multiple of C$1,000 in excess thereof, will be purchased). If any Excess Proceeds remain after consummation of an Asset Sale Offer, the Corporation or any Restricted Subsidiary may use those Excess Proceeds for any purpose not otherwise prohibited by this Indenture. Upon completion of each Asset Sale Offer, the amount of Excess Proceeds will be reset at zero.

(h)

Within ten Business Days after the Corporation is obligated to make an Asset Sale Offer, the Corporation shall commence an Asset Sale Offer by mailing or delivering a written notice to each Holder with a copy to the Trustee:

(i)	describing the transaction or transactions that constitute the Asset Sale;

(ii)

offering to purchase, pursuant to the Asset Sale Offer, on the Asset Sale Payment Date, which date will be, subject to any contrary requirements of applicable law, a Business Day no earlier than 30 days and no later than 60 days from the date such notice is delivered, all Notes properly tendered pursuant to such Asset Sale Offer; and

(iii)

describing the procedures, as required by this Indenture, that Holders must follow in order to (A) tender Notes (or portions thereof) for payment and (B) withdraw an election to tender Notes (or portions thereof) for payment.

(i)	On the Asset Sale Payment Date, the Corporation or its designated agent will, to the extent lawful:

(i)	accept for payment all Notes or portions thereof properly tendered pursuant to the Asset Sale Offer;

(ii)	deposit with the Paying Agent, in accordance with Section 4.8, an amount equal to the Asset Sale Payment in respect of all Notes or portions thereof properly tendered; and

(iii)

deliver or cause to be delivered to the Trustee the Notes accepted for purchase together with an Officer’s Certificate stating the aggregate principal amount of Notes or portions thereof being purchased by the Corporation.

(j)

On the Asset Sale Payment Date, the Paying Agent will promptly transmit to each Holder of Notes properly tendered and not withdrawn the Asset Sale Payment for such tendered Notes, and the Holder of a Note of which a part only is repurchased shall be entitled to receive, without expense to such Holder, one or more new Notes for the unpurchased part so surrendered, and (A) in the case of Definitive Notes, the Corporation shall execute and, upon receipt by the Trustee of a Corporation Order, the Trustee shall authenticate and deliver without charge to the Holder thereof or upon the Holder’s order one or more new Notes for the unpurchased part of the principal amount of the Notes so surrendered and (B) in the case of Global Notes, the Trustee shall make notations on the Global Notes (or in the case of uncertificated Global Notes, in accordance with the Trustee’s Internal Procedures) of the principal amount thereof so purchased.

(k)

Any Note accepted for payment pursuant to an Asset Sale Offer will cease to accrue interest on and after the Asset Sale Payment Date unless the Corporation defaults in making the Asset Sale Payment. If the Asset Sale Payment Date is on or after a Record Date and on or before the related Interest Payment Date, any accrued and unpaid interest will be paid to the Person in whose name a Note is registered at the close of business on such Record Date, and no other interest will be payable to Holders who tender pursuant to the Asset Sale Offer.

(l)

The Corporation will comply with the requirements of all securities laws and regulations in Canada and the United States and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the Notes as a result of an Asset Sale Offer. To the extent that the provisions of any such securities laws or regulations conflict with this Section 5.13 or compliance with this Section 5.13 would constitute a violation of any such laws or regulations, the Corporation will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under this Section 5.13 by virtue of such compliance.

(m)

Notwithstanding the foregoing provisions of this Section 5.13, any sale, conveyance or other disposition of all or substantially all of the properties or assets of the Corporation and its Restricted Subsidiaries taken as a whole, in one or more related transactions, to another Person, will be governed by Section 5.14 and/or Article 9 and will not be subject to this Section 5.13.

5.14	Change of Control

(a)

If a Change of Control Triggering Event occurs, unless the Corporation has previously exercised its right to redeem all of the Notes as described in Section 4.2 or is required to redeem all of the Notes as described under Section 4.1, each Holder of Notes will have the right to require the Corporation to repurchase all or any part (equal to C$1,000 or an integral multiple of C$1,000 in excess thereof) of that Holder’s Notes pursuant to an offer (a “Change of Control Offer”) on the terms set forth in this Indenture. In the Change of

Control Offer, the Corporation will offer a payment (a “Change of Control Payment”) in cash of at least 101% of the aggregate principal amount of the Notes repurchased, plus accrued and unpaid interest, if any, on the Notes repurchased to but excluding the date of purchase (the “Change of Control Purchase Date”) (subject to the right of Holders of Notes on the relevant record date to receive interest due on the relevant interest payment date).

(b)

Within 30 days following any Change of Control Triggering Event, the Corporation will deliver or electronically transmit a notice to each Holder describing the transaction or transactions that constitute the Change of Control Triggering Event and offering to repurchase Notes on the Change of Control Purchase Date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is delivered or electronically transmitted, pursuant to the procedures required by this Indenture and described in such notice. The Corporation will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Purchase Date.

(c)

The Corporation will comply with the requirements of applicable securities laws and regulations to the extent those laws and regulations are applicable in connection with the repurchase of the Notes as a result of a Change of Control Triggering Event. To the extent that the provisions of any securities laws or regulations conflict with this Section 5.14, the Corporation will comply with the applicable securities laws and regulations and will be deemed not to have breached its obligations under this Section 5.14 by virtue of such conflict.

(d)	On the Change of Control Purchase Date, the Corporation will, to the extent lawful:

(i)	accept for payment all Notes or portions of Notes properly tendered pursuant to the Change of Control Offer;

(ii)	deposit with the Paying Agent an amount equal to the Change of Control Payment in respect of all Notes or portions of Notes properly tendered; and

(iii)

deliver or cause to be delivered to the Trustee the Notes properly accepted together with an Officer’s Certificate stating the aggregate principal amount of Notes or portions of Notes being purchased by the Corporation.

(e)

On the Change of Control Purchase Date, the Paying Agent will promptly transmit to each Holder of Notes properly tendered and not withdrawn the Change of Control Payment for such tendered Notes, and the Holder of which a part only is repurchased shall be entitled to receive, without expense to such Holder, one or more new Notes for the unpurchased part so surrendered, and (i) in the case of Definitive Notes, the Corporation shall execute and, upon receipt by the Trustee of a Corporation Order, the Trustee shall authenticate and deliver without charge to the Holder thereof or upon the Holder’s order one or more new Notes for the unpurchased part of the principal amount of the Notes so surrendered and (ii) in the case of Global Notes, the Trustee shall make notations on the Global Notes (or in the case of uncertificated Global Notes, in accordance with the Trustee’s Internal Procedures) of the principal amount thereof so purchased.

(f)	Any Note accepted for payment pursuant to a Change of Control Offer will cease to accrue interest on and after the Change of Control Purchase Date unless the Corporation defaults in making the Change of Control Payment. If the Change of Control Purchase Date is on or after a Record Date and on or before the related Interest Payment Date, any accrued and unpaid interest will be paid to the Person in whose name a Note is registered at the close of business on such Record Date, and no other interest will be payable to Holders who tender pursuant to the Change of Control Offer.

(g)

The provisions described in this Section 5.14 that require the Corporation to make a Change of Control Offer following a Change of Control Triggering Event will be applicable whether or not any other provisions of this Indenture are applicable.

(h)

Notwithstanding the preceding provisions of this Section 5.14, the Corporation will not be required to make a Change of Control Offer upon a Change of Control Triggering Event if (i) a third party makes the Change of Control Offer in the manner, at the time and otherwise in compliance with the requirements set forth in this Section 5.14 applicable to a Change of Control Offer made by the Corporation and purchases all Notes properly tendered and not withdrawn under such Change of Control Offer, or (ii) a Redemption Notice has been given by the Corporation pursuant to Sections 4.1, prior to the occurrence of a Change of Control Triggering Event, unless and until there is a default in payment of the applicable redemption price, or (iii) in connection with or in contemplation of any Change of Control Triggering Event, it or a third party has made an offer to purchase (an “Alternate Offer”) any and all Notes validly tendered at a cash price equal to or higher than the Change of Control Payment in the manner, at the time and otherwise in compliance with the requirements set forth in this Section 5.14 applicable to a Change of Control Offer made by the Corporation and has purchased all Notes properly tendered in accordance with the terms of such Alternate Offer.

(i)

Notwithstanding anything to the contrary contained in this Section 5.14, a Change of Control Offer may be made in advance of a Change of Control Triggering Event, and conditioned upon the occurrence of such Change of Control Triggering Event, if a definitive agreement is in place for the Change of Control at the time the Change of Control Offer is made.

(j)

In the event that Holders of not less than 90% in aggregate principal amount of the outstanding Notes accept a Change of Control Offer or Alternate Offer, as applicable, and the Corporation (or any third party making such Change of Control Offer or Alternate Offer, as applicable, in lieu of the Corporation as described in Section 5.14(h)) purchases all of the Notes held by such Holders, the Corporation (or such third party) will have the right, upon not less than 30 nor more than 60 days prior notice, given not more than 30 days following the purchase pursuant to the Change of Control Offer or Alternate Offer, as applicable, to purchase all of the Notes that remain outstanding following such purchase at a price equal to the Change of Control Payment plus, to the extent not included in the Change of Control Payment, accrued and unpaid interest, if any, on the Notes that remain outstanding, to but excluding the date of purchase (subject to the right of Holders of record on the relevant record date to receive interest due on the relevant Interest Payment Date).

5.15	Changes in IFRS

(a)	Each accounting term used in this Indenture, unless otherwise defined herein, has the meaning assigned to it under IFRS.

(b)

If after the Issue Date (a) there occurs a material change in IFRS or (b) the Corporation, as permitted by IFRS, adopts a material change in an accounting policy in order to more appropriately present events or transactions in its financial statements, and, in either case, such change would require disclosure under IFRS in the financial statements of the Corporation and would cause an amount required to be determined for the purposes of any of the financial calculations or financial terms under this Indenture (each a “Financial Term”) to be materially different than the amount that would be determined without giving effect to such change, the Corporation shall notify the Trustee of such change (an “Accounting Change”). Such notice (an “Accounting Change Notice”) shall describe the nature of the Accounting Change, its effect on the Corporation’s current and immediately prior year’s financial statements in accordance with IFRS and state whether the Corporation desires to revise the method of calculating the applicable Financial Term (including the revision of any of the defined terms used in the determination of such Financial Term) in order that amounts determined after giving effect to such Accounting Change and the revised method of calculating such Financial Term will approximate the amount that would be determined without giving effect to such Accounting Change and without giving effect to the revised method of calculating such Financial Term. The Accounting Change Notice shall be delivered to the Trustee within 90 days of the end of the fiscal quarter in which the Accounting Change is implemented or, if such Accounting Change is implemented in the fourth fiscal quarter or in respect of an entire fiscal year, within 120 days of the end of such period. Promptly after receipt from the Corporation of an Accounting Change Notice the Trustee shall deliver to each Holder of Notes a copy of such notice. Promptly after the Corporation delivers an Accounting Change Notice to the Trustee, the Corporation shall issue a press release through a customary news or wire service (which release shall be immediately filed on SEDAR+ or any successor system thereto if the applicable Canadian securities regulators permit such filing and if the Corporation is a “reporting issuer” at the time) with content substantially similar to the content of the Accounting Change Notice. Notwithstanding the foregoing, such press release shall be deemed to be issued by the Corporation if the information in the Accounting Change Notice has been disseminated and filed by the Corporation with the Canadian securities regulatory authorities and made publicly available on SEDAR+.

(c)

If the Corporation so indicates that the Corporation wishes to revise the method of calculating the Financial Term, the Corporation shall in good faith provide to the Trustee the revised method of calculating the Financial Term within 90 days of the Accounting Change Notice and such revised method shall take effect from the date of the Accounting Change Notice. For certainty, except as otherwise provided herein, if no notice of a desire to revise the method of calculating the Financial Term in respect of an Accounting Change is given by the Corporation within the applicable time period described above, the method of calculating the Financial Term shall not be revised in response to such Accounting Change and all amounts to be determined pursuant to the Financial Term shall be determined after giving effect to such Accounting Change.

5.16	Covenant Termination

(a)	If on any date following the date of this Indenture:

(i)	the Notes are rated as having an Investment Grade Rating by at least one of the Rating Agencies; and

(ii)	no Default or Event of Default shall have occurred and be continuing,

then, upon the Corporation’s delivery of written notice of such events to the Trustee, the Corporation and its Restricted Subsidiaries will no longer be subject to the following sections in this Indenture (“Termination of Covenants Date”):

(A)	Section 5.9;

(B)	Section 5.10;

(C)	Section 5.11;

(D)	Section 5.12;

(E)	Section 5.13;

(F)	Section 5.17;

(G)	Section 5.18;

(H)	Section 5.6(b); and

(I)	Section 9.1(a)(iv).

(b)	After the Termination of Covenants Date, the Corporation’s Board of Directors may not designate any of its Subsidiaries as Unrestricted Subsidiaries pursuant to Section 5.17.

(c)	There can be no assurance that the Notes will ever achieve an Investment Grade Rating or, if they do, that any such rating will be maintained.

5.17	Designation of Restricted Subsidiaries and Unrestricted Subsidiaries

(a)

The Board of Directors of the Corporation may designate any Restricted Subsidiary to be an Unrestricted Subsidiary if the designation would not cause a Default. If a Restricted Subsidiary is designated as an Unrestricted Subsidiary:

(i)

the aggregate Fair Market Value of all outstanding Investments owned by the Corporation and/or the Restricted Subsidiaries in such Subsidiary at the time of designation will be deemed to be either (A) an Investment made as of the time of the designation that will reduce the amount available for Restricted Payments under Section 5.9(a), (B) a Permitted Investment under one or more clauses of the definition of Permitted Investments or (C) a combination of (A) and (B), as determined by the Corporation; and

(ii)

the aggregate amount of Indebtedness of such Subsidiary that is not Non-Recourse Debt will be deemed to be incurred as of the time of designation by the Corporation or the Restricted Subsidiaries, as applicable, under Section 5.10, and such designation will only be permitted if such Investment and incurrence of Indebtedness (if any) would be permitted at that time, and if such Subsidiary otherwise meets the definition of an Unrestricted Subsidiary.

(b)	Any designation of a Subsidiary of the Corporation as an Unrestricted Subsidiary will be evidenced to the Trustee by filing with the Trustee a certified copy of a resolution of the

Board of Directors of the Corporation giving effect to such designation and an Officer’s Certificate certifying that such designation complied with the conditions set forth in Section 5.17(a). If, at any time, any Unrestricted Subsidiary would fail to meet the preceding requirements as an Unrestricted Subsidiary, it will thereafter cease to be an Unrestricted Subsidiary for purposes of this Indenture and any Indebtedness of such Subsidiary will be deemed to be incurred by a Restricted Subsidiary as of such date and, if such Indebtedness is not permitted to be incurred as of such date under Section 5.10, the Corporation will be in Default under this Indenture.

(c)

The Board of Directors of the Corporation may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that (i) such designation will be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of any outstanding Indebtedness of such Unrestricted Subsidiary, and such designation will only be permitted if such Indebtedness is permitted at the time of such designation under Section 5.10, calculated on a pro forma basis as if such designation had occurred at the beginning of the applicable four-quarter period, (ii) the aggregate Fair Market Value of all Investments owned by such Unrestricted Subsidiary will be deemed to be an Investment made as of the time of such designation, and such designation will only be permitted if such Investments are permitted under Section 5.9 and (iii) no Default or Event of Default would be in existence following such designation.

5.18	Business Activities

The Corporation will not, and will not permit any Restricted Subsidiary to, engage in any business other than a Permitted Business, except to the extent as would not be material to the Corporation and the Restricted Subsidiaries taken as a whole.

5.19	Financial Calculations for Limited Condition Acquisitions

When calculating the availability under any basket or ratio under this Indenture, in each case in connection with a Limited Condition Acquisition and the incurrence of Indebtedness, Disqualified Stock, Preferred Stock and Liens in connection therewith and the use of proceeds thereof, the date of determination of such basket or ratio and of any Default or Event of Default may, at the option of the Corporation, be the date the definitive agreement(s) for such Limited Condition Acquisition is entered into. Any such ratio or basket shall be calculated on a pro forma basis, including with such adjustments as are appropriate and consistent with the pro forma adjustment provisions set forth in the definition of “Fixed Charge Coverage Ratio”, after giving effect to such Limited Condition Acquisition and the incurrence of Indebtedness, Disqualified Stock, Preferred Stock and Liens in connection therewith and the use of proceeds thereof, as if they had been consummated at the beginning of the applicable test period for purposes of determining the ability to consummate any such Limited Condition Acquisition; provided that if the Corporation elects to make such determination as of the date of such definitive agreement(s), then (a) the Corporation shall be deemed to be in compliance with such ratios or baskets solely for purposes of determining whether the Limited Condition Acquisition and the incurrence of Indebtedness, Disqualified Stock, Preferred Stock and Liens in connection therewith and the use of proceeds thereof, are permitted under this Indenture, and (b) such ratios or baskets shall not be tested at the time of consummation of such Limited Condition Acquisition or related transactions; provided, further, that if the Corporation elects to have such determinations occur at the time of entry into such definitive agreement(s), any such transactions (including any incurrence or issuance of Indebtedness, Disqualified Stock, Preferred Stock or Liens and the use of proceeds thereof) shall be deemed to have occurred on the date the definitive agreement(s) is entered into and except for those calculations specifically described in the proviso below, shall be deemed outstanding thereafter for purposes of calculating any ratios or baskets under this Indenture after the date of such definitive agreement(s) and before the consummation of such Limited Condition Acquisition, unless such definitive agreement(s) is terminated or such Limited Condition Acquisition or incurrence or issuance of Indebtedness, Disqualified Stock, Preferred Stock or Liens which pro forma effect is being given does not occur; provided further, that solely for purposes of determining the amount available for Restricted Payments under Section 5.9(a)(iv)(3), no pro forma adjustments will be made under this provision to Consolidated Net Income.

ARTICLE 6

DEFAULT AND ENFORCEMENT

6.1	Events of Default

An “Event of Default” means any one of the following events:

(a)	default for 30 days in the payment when due of interest, if any, on the Notes;

(b)	default in the payment when due (at Stated Maturity, upon redemption or otherwise) of the principal of (or premium on, if any) the Notes;

(c)	failure by the Corporation to comply with Sections 5.13 or 5.14 or Article 9;

(d)

failure by the Corporation or any Restricted Subsidiary for 60 days after notice to the Corporation by the Trustee or the Holders of at least 25% in aggregate principal amount of the Notes then outstanding to comply with any other term or condition in this Indenture;

(e)

default under the Credit Facilities or under any other mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Corporation or any Restricted Subsidiary (or the payment of which is guaranteed by the Corporation or any Restricted Subsidiary), whether such Indebtedness or guarantee now exists, or is created after the date of this Indenture, if that default (i) is caused by a failure to pay principal of (or premium, if any) or interest on such Indebtedness when due after giving effect to any grace period provided in such Indebtedness (a “Payment Default”) or (ii) results in the acceleration of such Indebtedness prior to its Stated Maturity, and, in the case of each of clauses (i) and (ii), the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates at least the greater of (A) $70 million and (B) 3.5% of Consolidated Tangible Assets (determined as of the date of the Payment Default or acceleration, as applicable); provided that if any such Payment Default is cured or waived, or any such acceleration is rescinded, or such Indebtedness is repaid, within 30 days from the continuation of such default beyond the applicable grace period or the occurrence of such acceleration, as the case may be, such Event of Default and any related acceleration of the Notes caused by such Payment Default or acceleration shall be automatically rescinded, so long as such rescission does not conflict with any judgment or decree or applicable law;

(f)

failure by the Corporation or any Restricted Subsidiary to pay final judgments entered by a court or courts of competent jurisdiction aggregating in excess of the greater of (i) $70 million and (ii) 3.5% of Consolidated Tangible Assets (determined as of the date such judgment is entered) to the extent not covered by insurance by a reputable and creditworthy insurer as to which the insurer has not disclaimed coverage, which judgments are not paid, discharged or stayed, for a period of 60 days;

(g)

except as permitted by this Indenture, any Note Guarantee delivered by a Material Subsidiary is held in any judicial proceeding to be unenforceable or invalid or ceases for any reason to be in full force and effect and such termination or cessation shall not be cured within 10 days, or any Guarantor, or any Person acting on behalf of any Guarantor, denies or disaffirms its obligations under its Note Guarantee; and

(h)	the Corporation or any of its Material Subsidiaries pursuant to or within the meaning of any Bankruptcy Law:

(i)	commences a voluntary case or proceeding;

(ii)	applies for or consents to the entry of an order for relief against it in an involuntary case or proceeding;

(iii)	applies for or consents to the appointment of a Custodian of it or for all or substantially all of its assets; or

(iv)	makes a general assignment for the benefit of its creditors; or

(i)	a court of competent jurisdiction enters an order or decree under any bankruptcy law that:

(i)	is for relief against the Corporation or any of its Material Subsidiaries as debtor in an involuntary case or proceeding;

(ii)	appoints a Custodian of the Corporation or any of its Material Subsidiaries or a Custodian for all or substantially all of the assets of the Corporation or any of its Material Subsidiaries; or

(iii)	orders the liquidation of the Corporation or any of its Material Subsidiaries;

and the order or decree remains unstayed and in effect for 60 consecutive days and, in the case of the insolvency of a Restricted Subsidiary, such Restricted Subsidiary remains a Restricted Subsidiary on such 60th day.

6.2	Acceleration of Maturity; Rescission, Annulment and Waiver

(a)

If an Event of Default (other than as specified in Sections 6.1(h) or 6.1(i) with respect to the Corporation) occurs and is continuing, the Trustee, acting on the instructions of the Holders of not less than 25% of the aggregate principal amount of the outstanding Notes, may declare by notice in writing to the Corporation and (if given by the Holders) to the Trustee, the principal of and premium (if any) and accrued and unpaid interest to the date of acceleration on all of the outstanding Notes immediately due and payable and, upon any such declaration, all such amounts will become due and payable immediately. If an Event of Default specified in Sections 6.1(h) or 6.1(i) occurs and is continuing, then the principal of and premium (if any) and accrued and unpaid interest on all of the outstanding Notes will thereupon become and be immediately due and payable without any declaration, notice or other action on the part of the Trustee or any Holder.

(b)

At any time after a declaration of acceleration, but before a judgment or decree for payment of the money due has been obtained by the Trustee, the Majority Holders, by written notice to the Corporation, the Holders and the Trustee, may rescind and annul such declaration and its consequences if (A) all existing Events of Default, other than the non-payment of amounts of principal of and premium (if any) or interest on the Notes that have become due solely by such declaration of acceleration, have been cured or waived and (B) such rescission would not conflict with any judgment or decree of a court of competent jurisdiction; provided that no such rescission shall affect any subsequent Default or impair any right consequent thereon.

(c)

Notwithstanding Section 6.2(a), in the event of a declaration of acceleration in respect of the Notes because an Event of Default specified in Section 6.1(e) shall have occurred and be continuing, such declaration of acceleration shall be automatically annulled if the Indebtedness that is the subject of such Event of Default has been discharged or the holders thereof have rescinded their declaration of acceleration in respect of such Indebtedness, and written notice of such discharge or rescission, as the case may be, shall have been given to the Trustee by the Corporation and countersigned by the holders of such Indebtedness or a trustee, fiduciary or agent for such holders, within 30 days after such declaration of acceleration in respect of the Notes, and no other Event of Default has occurred during such 30 day period which has not been cured or waived during such period.

(d)

The Holders of a majority in aggregate principal amount of the then outstanding Notes by written notice to the Trustee may, on behalf of the holders of all of the Notes, rescind an acceleration or waive any existing Default or Event of Default and its consequences under this Indenture, if the rescission would not conflict with any judgment or decree, except a continuing Default or Event of Default in the payment of principal of (or premium on, if any) or interest on any Note held by a non-consenting Holder.

(e)

If a Default is deemed to occur solely because a Default (the “Initial Default”) already existed, then if such Initial Default is cured and is not continuing, the Default or Event of Default resulting solely because the Initial Default existed shall be deemed cured, and will be deemed annulled, waived and rescinded without any further action required, and the Corporation shall provide confirmation to that effect to the Trustee pursuant to an Officer’s Certificate.

6.3	Collection of Indebtedness and Suits for Enforcement by Trustee

(a)	The Corporation covenants that if:

(i)	Default is made in the payment of any instalment of interest on any Note when such interest becomes due and payable and such default continues for a period of 30 days; or

(ii)	Default is made in the payment of the principal of or premium (if any) on any Note at Maturity thereof and such default continues for a period of three Business Days,

the Corporation will, upon demand of the Trustee, acting on the instructions of the Majority Holders, pay to the Trustee for the benefit of the Holders, the whole amount then due and payable on such Notes for principal and premium (if any) and interest, and interest on any overdue principal and premium (if any) and, to the extent that payment of such interest shall be legally enforceable, upon any overdue instalment of interest, at the rate borne by the Notes, and, in addition thereto, such further amount as shall be sufficient to cover the costs and expenses of collection, including the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel.

(b)

If the Corporation fails to pay such amounts forthwith upon such demand, the Trustee, in its own name as trustee of an express trust, may institute a judicial proceeding for the collection of the sums so due and unpaid, may prosecute such proceeding to judgment or final decree and may enforce the same against the Corporation or any other obligor (including the Guarantors, if any) upon the Notes and collect the moneys adjudged or decreed to be payable in the manner provided by law out of the property of the Corporation or any other obligor upon the Notes, wherever situated.

(c)

If an Event of Default occurs and is continuing, the Trustee may, acting on the instructions of the Majority Holders, proceed to protect and enforce its rights and the rights of the Holders by such appropriate judicial proceedings most effective to protect and enforce any such rights, whether for the specific enforcement of any covenant or agreement in this Indenture or in aid of the exercise of any power granted herein, or to enforce any other proper remedy.

6.4	Trustee May File Proofs of Claim

(a)

In case of any pending receivership, insolvency, liquidation, bankruptcy, reorganization, arrangement, adjustment, composition or other judicial proceeding relative to the Corporation and its debts or any other obligor upon the Notes (including the Guarantors), and their debts or the properties or assets of the Corporation or of such other obligor or their creditors, the Trustee, acting on the instructions of the Majority Holders (irrespective of whether the principal of the Notes shall then be due and payable as therein expressed or by declaration or otherwise and irrespective of whether the Trustee shall have made any demand on the Corporation for the payment of overdue principal and premium (if any) or interest), shall be entitled and empowered, by intervention in such proceeding or otherwise:

(i)

to file and prove a claim for the whole amount of principal and premium (if any) and interest owing and unpaid in respect of the Notes and to file such other papers or documents as may be necessary or advisable in order to have the claims of the Trustee (including any claim for the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel) and of the Holders allowed in such judicial proceeding; and

(ii)	to collect and receive any moneys or other securities or property payable or deliverable upon the conversion or exchange of such securities or upon any such claims and to distribute the same,

and any custodian, receiver, assignee, trustee, liquidator, sequestrator or similar official in any such judicial proceeding is hereby authorized by each Holder to make such payments to the Trustee and, in the event that the Trustee shall consent to the making of such payments directly to the Holders, to pay the Trustee any amount due to it for the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, and any other amounts due to the Trustee hereunder.

(b)

Nothing herein contained shall be deemed to authorize the Trustee to authorize or consent to or accept or adopt on behalf of any Holder any plan of reorganization, arrangement, adjustment or composition affecting the Notes or the rights of any Holder thereof, or to authorize the Trustee to vote in respect of the claim of any Holder in any such proceeding.

6.5	Trustee May Enforce Claims Without Possession of Notes

All rights of action and claims under this Indenture or the Notes may be prosecuted and enforced by the Trustee without the possession of any of the Notes or the production thereof in any proceeding relating thereto, and any such proceeding instituted by the Trustee shall be brought in its own name as trustee of an express trust, and any recovery of judgment shall, after provision for the payment of the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, be for the rateable benefit of the Holders of the Notes in respect of which such judgment has been recovered.

6.6	Application of Monies by Trustee

Except as herein otherwise expressly provided, any money collected by the Trustee pursuant to this Article 6 shall be applied in the following order, at the date or dates fixed by the Trustee and, in case of the distribution of such money on account of principal, premium (if any) or interest, upon presentation of the Notes and the notation thereon (or in the case of uncertificated Notes, in accordance with the Trustee’s Internal Procedures) of the payment if only partially paid and upon surrender thereof if fully paid:

(a)

first, in payment or in reimbursement to the Trustee of its reasonable compensation, fees, costs, charges, expenses, borrowings, advances or other monies furnished or provided by the Trustee in or about the execution of its trusts under, or otherwise in relation to, this Indenture, including indemnities in favour of the Trustee under this Indenture;

(b)

second, but subject as hereinafter in this Section 6.6 provided, in payment, rateably and proportionately to the Holders, of the principal of, premium (if any) on, accrued and unpaid interest on and interest on amounts in default on the Notes which shall then be outstanding in the priority of principal first and then premium and then accrued and unpaid interest and then interest on amounts in default unless otherwise directed by the Majority Holders and in that case in such order or priority as between principal, premium and interest as may be directed by such resolution; and

(c)	third, in payment of the surplus, if any, of such monies to the Corporation or its assigns and/or the Guarantors, as the case may be;

provided, however, that no payment shall be made pursuant to clause (b) above in respect of the principal, premium or interest on any Notes held, directly or indirectly, by or for the benefit of the Corporation or any Subsidiary of the Corporation (other than any Notes pledged for value and in good faith to a Person other than the Corporation or any Subsidiary of the Corporation but only to the extent of such Person’s interest therein), except subject to the prior payment in full of the principal, premium (if any) and interest on all Notes which are not so held.

6.7	No Suits by Holders

Except to enforce payment of the principal of, premium (if any) or interest on the Notes on or after the Stated Maturity of such Note (after giving effect to any applicable grace periods specified therefor in Section 6.1(a)), a Holder will not have any right to institute any proceeding with respect to this Indenture, or for the appointment of a receiver or trustee, or pursue any remedy unless:

(a)	such Holder has previously given the Trustee written notice that an Event of Default is continuing;

(b)	Holders of at least 25% in aggregate principal amount of the then outstanding Notes make a written request to the Trustee to pursue the remedy;

(c)	such Holder or Holders offer and, if requested, provide to the Trustee with funding, security and indemnity reasonably satisfactory to the Trustee against any loss, liability or expense;

(d)	the Trustee does not comply with such request within 60 days after receipt of the request and the provision of security or indemnity; and

(e)	during such 60 day period, Holders of a majority in aggregate principal amount of the then outstanding Notes do not give the Trustee a direction inconsistent with such request,

it being understood and intended that no one or more Holders shall have any right in any manner whatever by virtue of, or by availing of, any provision of this Indenture to affect, disturb or prejudice the rights of any other Holders, or to obtain or to seek to obtain priority or preference over any other Holders or to enforce any right under this Indenture, except in the manner herein provided and for the equal and rateable benefit of all the Holders.

6.8	Unconditional Right of Holders to Receive Principal, Premium and Interest

Notwithstanding any other provision in this Indenture, a Holder shall have the right, which is absolute and unconditional, to receive payment, as provided herein, of the principal of, premium (if any) and interest on the Notes held by such Holder on the applicable Maturity date and to institute suit for the enforcement of any such payment, and such rights shall not be impaired without the consent of such Holder.

6.9	Restoration of Rights and Remedies

If the Trustee, acting on the instructions of the Majority Holders, or any Holder has instituted any proceeding to enforce any right or remedy under this Indenture and such proceeding has been discontinued or abandoned for any reason, or has been determined adversely to the Trustee or to such Holder, then and in every such case, subject to any determination in such proceeding, the Corporation, the Guarantors (if any), the Trustee and the Holders shall be restored severally and respectively to their former positions hereunder and thereafter all rights and remedies of the Trustee and the Holders shall continue as though no such proceeding had been instituted.

6.10	Rights and Remedies Cumulative

Except as otherwise expressly provided herein, no right or remedy herein conferred upon or reserved to the Trustee or to the Holders is intended to be exclusive of any other right or remedy, and every right and remedy shall, to the extent permitted by law, be cumulative and in addition to every other right and remedy given hereunder or now or hereafter existing at law or in equity or otherwise. The assertion or employment of any right or remedy hereunder, or otherwise, shall not prevent the concurrent assertion or employment of any other appropriate right or remedy.

6.11	Delay or Omission Not Waiver

No delay or omission of the Trustee or of any Holder to exercise any right or remedy accruing upon any Event of Default shall impair any such right or remedy or constitute a waiver of any such Event of Default or an acquiescence therein. Every right and remedy given by this Article 6 or by law to the Trustee or to the Holders may be exercised from time to time, and as often as may be deemed expedient, by the Trustee or by the Holders, as the case may be.

6.12	Control by Holders

Subject to Section 10.3, the Holders of not less than a majority of the aggregate principal amount of the Notes then outstanding shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, provided that:

(a)	such direction shall not be in conflict with any rule of law or with this Indenture;

(b)	the Trustee may take any other action deemed proper by the Trustee which is not inconsistent with such direction; and

(c)	the Trustee shall have the right to not take any action which might involve it in personal liability or be unjustly prejudicial to the Holders not consenting.

6.13	Notice of Event of Default

If an Event of Default shall occur and be continuing the Trustee shall, within 30 days after it receives written notice of the occurrence of such Event of Default, give notice of such Event of Default to the Holders in the manner provided in Section 13.2; provided that, notwithstanding the foregoing, unless the Trustee shall have been requested to do so by the Holders of at least 25% of the principal amount of the Notes then outstanding, the Trustee shall not be required to give such notice to the Holders if the Trustee in good faith shall have determined that the withholding of such notice is in the best interests of the Holders and shall have so advised the Corporation in writing.

6.14	Waiver of Stay or Extension Laws

The Corporation covenants (to the extent that it may lawfully do so) that it will not at any time insist upon, or plead, or in any manner whatsoever claim or take the benefit or advantage of, any stay or extension law wherever enacted, now or at any time hereafter in force, which may affect the covenants or the performance of this Indenture; and the Corporation (to the extent that it may lawfully do so) hereby expressly waives all benefit or advantage of any such law and covenants that it will not hinder, delay or impede the execution of any power herein granted to the Trustee, but will suffer and permit the execution of every such power as though no such law had been enacted.

6.15	Undertaking for Costs

All parties to this Indenture agree, and each Holder of any Note by such Holder’s acceptance thereof shall be deemed to have agreed, that any court may in its discretion require, in any suit for the enforcement of any right or remedy under this Indenture, or in any suit against the Trustee for any action taken, suffered or omitted by it as Trustee, the filing by any party litigant in such suit of an undertaking to pay the costs of such suit, and that such court may in its discretion assess reasonable costs, including reasonable attorney’s fees, against any party litigant in such suit, having due regard to the merits and good faith of the claims or defenses made by such party litigant.

6.16	Judgment Against the Corporation

The Corporation covenants and agrees with the Trustee that, in case of any judicial or other proceedings to enforce the rights of the Holders, judgment may be rendered against it in favour of the Holders or in favour of the Trustee, as trustee for the Holders, for any amount which may remain due in respect of the Notes and premium (if any) and the interest thereon and any other monies owing hereunder.

6.17	No Personal Liability of Directors, Officers, Employees and Stockholders

No director, officer, employee, incorporator, member or shareholder of the Corporation or any Guarantor, as such, will have any liability for any obligations of the Corporation or the Guarantors under the Notes, this Indenture, the Note Guarantees or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder of Notes by accepting such Notes waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes.

6.18	Trustee May Demand Production of Notes

The Trustee shall have the right to demand production of certificated Notes in respect of which any payment of principal, premium (if any) or interest required by this Article 6 is made and may cause to be endorsed on the same a memorandum of the amount so paid and the date of payment, but the Trustee may, in its discretion, dispense with such production and endorsement.

ARTICLE 7

DISCHARGE AND DEFEASANCE

7.1	Satisfaction and Discharge

This Indenture will be discharged and will cease to be of further effect as to all Notes issued thereunder (except as to surviving rights of registration of transfer or exchange of the Notes and as otherwise specified in this Indenture), when:

(a)	either:

(i)

all Notes that have been authenticated, except lost, stolen or destroyed Notes that have been replaced or paid and Notes for whose payment money has been deposited in trust and thereafter repaid to the Corporation, have been delivered to the Trustee for cancellation; or

(ii)

all Notes that have not been delivered to the Trustee for cancellation have become due and payable by reason of the mailing of a notice of redemption or otherwise or will become due and payable within one year and the Corporation or any Guarantor has irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust solely for the benefit of the Holders, cash in Canadian dollars, non-callable Government Securities, or a combination thereof, in such amounts as will be sufficient, without consideration of any reinvestment of interest, to pay and discharge the entire Indebtedness on the Notes not delivered to the Trustee for cancellation for principal of (premium on, if any) or interest, if any, on, the Notes to the date of stated maturity or redemption;

(b)

no Default or Event of Default has occurred and is continuing on the date of the deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit and any similar deposit relating to other Indebtedness and, in each case, the granting of Liens to secure such borrowings) and the deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which the Corporation or any Guarantor is a party or by which the Corporation or any Guarantor is bound (other than with respect to the borrowing of funds to be applied concurrently to make the deposit required to effect such satisfaction and discharge and any similar concurrent deposit relating to other Indebtedness, and in each case the granting of Liens to secure such borrowings);

(c)	the Corporation or any Guarantor has paid or caused to be paid all sums payable by the Corporation under this Indenture; and

(d)	the Corporation has delivered irrevocable instructions to the Trustee to apply the deposited money toward the payment of the Notes at stated maturity or on the redemption date, as the case may be.

Notwithstanding the satisfaction and discharge of this Indenture, if money has been deposited with the Trustee pursuant to Section 7.1(a)(ii), the provisions of Sections 7.7 and 7.8 will survive.

The Corporation must deliver an Officer’s Certificate and an Opinion of Counsel (which opinion may be subject to customary assumptions and exclusions) to the Trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

7.2	Option to Effect Legal Defeasance or Covenant Defeasance

The Corporation may, at the option of the Board of Directors of the Corporation evidenced by a Board Resolution, at any time, elect to have either Section 7.3 or 7.4 applied to all outstanding Notes upon compliance with the conditions set forth in this Article 7.

7.3	Legal Defeasance and Discharge

Upon the Corporation’s exercise under Section 7.2 of the option applicable to this Section 7.3 in respect of the Notes, the Corporation and each of the Guarantors shall, subject to the satisfaction of the conditions set forth in Section 7.5, be deemed to have been discharged from their Obligations under this Indenture and Note Guarantees, other than the provisions contemplated to survive as set forth below, with respect to all outstanding Notes on the date the conditions set forth below are satisfied (hereinafter, “Legal Defeasance”). For this purpose, Legal Defeasance means that the Corporation and the Guarantors shall be deemed to have paid and discharged the entire Indebtedness represented by the outstanding Notes (including the Note Guarantees), which shall thereafter be deemed to be “outstanding” only for the purposes of Sections 7.6 and 7.8 and the other Sections of this Indenture referred to in clauses (a) to (d) below, and to have satisfied all their other obligations under such Notes and, to the extent applicable to such Notes, this Indenture and the Note Guarantees (and the Trustee, on demand of and at the expense of the Corporation, shall execute proper instruments acknowledging the same), except for the following provisions which shall survive until otherwise terminated or discharged hereunder:

(a)	the rights of Holders to receive payments in respect of the principal of, premium (if any) and interest on such Notes when such payments are due solely out of the trust referred to in Section 7.6;

(b)	the Corporation’s obligations under Sections 2.10, 2.11 and 2.14;

(c)	the rights, powers, trusts, duties and immunities of and indemnities in favour of the Trustee, and the Corporation’s obligations in connection therewith under Article 10; and

(d)	this Section 7.3.

Subject to compliance with Section 7.2, the Corporation may exercise its option under this Section 7.3 notwithstanding the prior exercise of its option under Section 7.4.

7.4	Covenant Defeasance

Upon the Corporation’s exercise under Section 7.2 of the option applicable to this Section 7.4, the Corporation and each of the Guarantors shall, subject to the satisfaction of the conditions set forth in Section 7.5, be released from each of their obligations under the covenants contained in Sections 5.5, 5.6, 5.7, 5.9, 5.10, 5.11, 5.12, 5.13, 5.14 and 9.1(a)(iv) (collectively, the “Defeased Covenants”) with respect to the outstanding Notes on and after the date the conditions set forth in Section 7.5 are satisfied (hereinafter, “Covenant Defeasance”), and such Notes shall thereafter be deemed not “outstanding” for the purposes of any direction, waiver, consent or declaration or act of Holders thereof (and the consequences of any thereof) in connection with the Defeased Covenants, but shall continue to be deemed “outstanding” for all other purposes hereunder (it being understood that such Notes shall not be deemed outstanding for accounting purposes). For this purpose, Covenant Defeasance means that, with respect to the outstanding Notes, the Corporation and the Guarantors may omit to comply with and shall have no liability in respect of any term, condition or limitation set forth in any Defeased Covenant, whether directly or indirectly, by reason of any reference elsewhere herein to any such covenant or by reason of any reference in any such covenant to any other provision herein or in any other document and such omission to comply shall not constitute a Default or an Event of Default hereunder, but, except as specified above, the remainder of this Indenture, such Notes and the obligations of the Guarantors under their respective Note Guarantees shall be unaffected thereby. In addition, upon the Corporation’s exercise under Section 7.2 of the option applicable to this Section 7.4, and subject to the satisfaction of the conditions set forth in Section 7.5, payment of the Notes may not be accelerated because of an Event of Default specified in Sections 6.1(c), 6.1(d), 6.1(e), 6.1(f) and 6.1(g).

7.5	Conditions to Legal or Covenant Defeasance

(a)	In order to exercise either Legal Defeasance under Section 7.3 or Covenant Defeasance under Section 7.4 with respect to the Notes:

(i)

the Corporation must deposit or cause to be deposited with the Trustee as trust funds or property in trust for the purpose of making payment on such Notes an amount of cash or Government Securities as will, together with the income to accrue thereon and reinvestment thereof, be sufficient, in the opinion of a nationally recognized investment bank, appraisal firm, or firm of independent public accountants, to pay, satisfy and discharge the entire principal, interest, if any, premium, if any and any other sums due to the Stated Maturity or an optional redemption date of the Notes;

(ii)

no Default or Event of Default shall have occurred and be continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit and the granting of Liens to secure such borrowing);

(iii)

the Corporation must deliver to the Trustee an Officer’s Certificate stating that the deposit was not made by the Corporation with the intent of preferring the Holders over its other creditors or with the intent of defeating, hindering, delaying, or defrauding any of its other creditors or others;

(iv)

the Corporation must deliver to the Trustee: (A) an Opinion of Counsel or an advance tax ruling from the Canada Revenue Agency (or successor agency) to the effect that the Holders and beneficial holders of outstanding Notes will not recognize income, gain or loss for Canadian income tax purposes as a result of such Legal Defeasance or Covenant Defeasance, as the case may be, and will be subject to Canadian federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance or Covenant Defeasance, as the case may be, had not occurred; (B) in the case of Legal Defeasance, an Opinion of Counsel acceptable to the Trustee in its reasonable judgment to the effect that (1) the Corporation has received from, or there has been published by, the Internal Revenue Service a ruling or (2) since the Issue Date, there has been a change in the applicable U.S. federal income tax law, in either case to the effect that, and based thereon such Opinion of Counsel will confirm, that the Holders of outstanding Notes will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Legal Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred; and (C) in the case of Covenant Defeasance, an Opinion of Counsel acceptable to the Trustee in its reasonable judgment to the effect the Holders of outstanding Notes will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Covenant Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(v)	the Corporation must satisfy the Trustee that it has paid, caused to be paid or made provisions for the payment of all applicable expenses of the Trustee;

(vi)

such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under, any material agreement or instrument (other than this Indenture) to which the Corporation or any of its Subsidiaries is a party or by which the Corporation or any of its Subsidiaries is bound; and

(vii)

the Corporation must deliver to the Trustee an Officer’s Certificate stating that all conditions precedent herein provided relating to the legal defeasance or covenant defeasance, as the case may be, have been complied with.

7.6	Application of Trust Funds

(a)

Subject to Section 7.7, any funds or Government Securities deposited with the Trustee pursuant to Section 7.1 or 7.5 in respect of Notes shall be (a) denominated in the currency or denomination of the Notes in respect of which such deposit is made, (b) irrevocable, subject to certain exceptions, and (c) made under the terms of an escrow and/or trust agreement in form and substance satisfactory to the Trustee and which provides for the due and punctual payment of the principal of, premium, if any, and interest on the Notes being satisfied.

(b)

If the Trustee or Paying Agent is unable to apply any funds or Government Securities in accordance with Section 7.1 or 7.5 by reason of any legal proceeding or any order or judgment of any court or governmental authority enjoining, restraining or otherwise prohibiting such application, the Corporation’s and the Guarantors’ obligations under this Indenture and the affected Notes shall be revived and reinstated as though no funds or

Government Securities had been deposited pursuant to Section 7.1 or 7.5, as applicable, until such time as the Trustee is permitted to apply all such funds or Government Securities in accordance with such provisions; provided that if the Corporation or any Guarantor has made any payment in respect of principal of, premium (if any) or interest on any Notes or, as applicable, other amounts because of the reinstatement of its obligations, the Corporation and such Guarantor, as applicable, shall be subrogated to the rights of the Holders of such Notes to receive such payment from the funds or Government Securities held by the Trustee.

7.7	Repayment to the Corporation

Notwithstanding anything in this Article 7 to the contrary, the Trustee will deliver or pay to the Corporation from time to time upon the request of the Corporation any funds or Government Securities held by it as provided in Section 7.1 or 7.5 which, in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the Trustee, are in excess of the amount thereof that would then be required to be deposited to fully satisfy the obligations of the Corporation under Section 7.1(a)(i) or to effect an equivalent Legal Defeasance or Covenant Defeasance.

7.8	Continuance of Rights, Duties and Obligations

Where trust funds or trust property have been deposited pursuant to Section 7.1 or 7.5, the Holders and the Corporation shall continue to have and be subject to their respective rights, duties and obligations under Article 7 and Article 4. In the event that after the deposit of trust funds or trust property pursuant to Section 7.1 or 7.5, the Corporation is required to make an offer to purchase any outstanding Notes pursuant to the terms hereof, the Corporation shall be entitled to use any trust funds or trust property deposited with the Trustee pursuant to Section 7.1 or 7.5 for the purpose of paying to any Holders of such Notes who have accepted any such offer of the total offer price payable in respect of an offer relating to any such Notes. Upon receipt of a Corporation Order, the Trustee shall be entitled to pay to such Holder from such trust funds or trust property deposited with the Trustee pursuant to Section 7.1 or 7.5 in respect of such Notes which is applicable to the Notes held by such Holders who have accepted any such offer of the Corporation (which amount shall be based on the applicable principal amount of the Notes held by accepting offerees in relation to the aggregate outstanding principal amount of all the Notes).

ARTICLE 8

MEETINGS OF HOLDERS

8.1	Purpose, Effect and Convention of Meetings

(a)

Wherever in this Indenture a consent, waiver, notice, authorization or resolution of the Holders (or any of them) is required, a meeting may be convened in accordance with this Article 8 to consider and resolve whether such consent, waiver, notice, authorization or resolution should be approved by such Holders. A resolution passed by the affirmative votes of the Holders of at least a majority of the outstanding principal amount of the Notes represented and voting on a poll at a meeting of Holders duly convened for the purpose and held in accordance with the provisions of this Indenture shall constitute conclusively such consent, waiver, notice, authorization or resolution; provided that with respect to any of the matters described in Section 11.2, such resolution must be passed by the affirmative vote of each affected Holder.

(b)

At any time and from time to time, the Trustee may and, on receipt of a Corporation Order or a Holders’ Request and upon being indemnified and funded for the costs thereof to the reasonable satisfaction of the Trustee by the Corporation or the Holders signing such Holders’ Request, will convene a meeting of all Holders.

(c)

If the Trustee fails to convene a meeting after being duly requested as aforesaid (and indemnified and funded as aforesaid), the Corporation or such Holders may themselves convene such meeting and the notice calling such meeting may be signed by such Person as the Corporation or those Holders designate, as applicable. Every such meeting will be held in Toronto, Ontario or such other place as the Trustee may in any case determine or approve.

8.2	Notice of Meetings

Not more than 60 days’ nor less than 21 days’ notice of any meeting of the Holders shall be given to the Holders, in the manner provided in Section 13.2 and a copy of such notice shall be provided to the Trustee, unless the meeting has been called by it, and to the Corporation, unless such meeting has been called by it. Such notice shall state the time when and the place where the meeting is to be held and shall state briefly the general nature of the business to be transacted thereat and it shall not be necessary for any such notice to set out the terms of any resolution to be proposed or any of the provisions of this Article 8. The accidental omission to give notice of a meeting to any Holder shall not invalidate any resolution passed at any such meeting. A Holder may waive notice of a meeting either before or after the meeting.

8.3	Chair

Some individual, who need not be a Holder, nominated in writing by the Trustee shall be chair of the meeting and if no individual is so nominated, or if the individual so nominated is not present within 15 minutes from the time fixed for the holding of the meeting, the majority of the Holders present in person or by proxy shall choose some individual present to be chair.

8.4	Quorum

Subject to this Indenture, at any meeting of the Holders a quorum shall consist of Holders present in person or by proxy and representing at least 25% of the principal amount of the outstanding Notes. If a quorum of the Holders shall not be present within 30 minutes from the time fixed for holding any meeting, the meeting, if convened by the Holders or pursuant to a Holders’ Request, shall be dissolved, but in any other case the meeting shall be adjourned to the same day in the next week (unless such day is not a Business Day in which case it shall be adjourned to the next following Business Day thereafter) at the same time and place and no notice shall be required to be given in respect of such adjourned meeting. At the adjourned meeting, the Holders present in person or by proxy shall constitute a quorum and may transact the business for which the meeting was originally convened notwithstanding that they may not represent 25% of the principal amount of the outstanding Notes. Any business may be brought before or dealt with at an adjourned meeting which might have been brought before or dealt with at the original meeting in accordance with the notice calling the same. No business shall be transacted at any meeting unless the required quorum be present at the commencement of business.

8.5	Power to Adjourn

The chair of any meeting at which the requisite quorum of the Holders is present may, with the consent of the majority of the Holders represented thereat, adjourn any such meeting and no notice of such adjournment need be given except such notice, if any, as the meeting may prescribe.

8.6	Voting

On a poll each Holder present in person or represented by a duly appointed proxy shall be entitled to one vote in respect of each C$1.00 principal amount of the Notes of which it is the Holder. A proxyholder need not be a Holder. In the case of joint registered Holders of a Note, any one of them present in person or by proxy at the meeting may vote in the absence of the other or others, but in case more than one of them is present in person or by proxy, they shall vote together in respect of the Notes of which they are joint Holders.

8.7	Poll

A poll will be taken on every resolution submitted for approval at a meeting of Holders, in such manner as the chair directs, and the results of such polls shall be binding on all Holders.

8.8	Proxies

A Holder may vote at any meeting of Holders by an authorized representative. The Corporation (in case it convenes the meeting) or the Trustee (in any other case) for the purpose of enabling the Holders to be present and vote at any meeting without producing their Notes, and for enabling them to be present and vote at any such meeting by proxy and for depositing instruments appointing such proxies at some place other than the place where the meeting is to be held, may from time to time make and vary such regulations as it shall think fit providing for and governing any or all of the following matters:

(a)

the form of the instrument appointing a proxy, which shall be in writing, and the manner in which the same shall be executed and the production of the authority of any individual signing on behalf of a Holder;

(b)

the deposit of instruments appointing proxies at such place as the Trustee, the Corporation or the Holder convening the meeting, as the case may be, may, in the notice convening the meeting, direct and the time, if any, before the holding of the meeting or any adjournment thereof by which the same must be deposited; and

(c)

the deposit of instruments appointing proxies at some approved place or places other than the place at which the meeting is to be held and enabling particulars of such instruments appointing proxies to be mailed, emailed or sent by other electronic means before the meeting to the Corporation or to the Trustee at the place where the same is to be held and for the voting of proxies so deposited as though the instruments themselves were produced at the meeting.

Any regulations so made shall be binding and effective and the votes given in accordance therewith shall be valid and shall be counted. Save as such regulations may provide, the only Persons who shall be recognized at any meeting as the Holders of any Notes, or as entitled to vote or be present at the meeting in respect thereof, shall be Holders and Persons whom Holders have by instrument in writing duly appointed as their proxies.

8.9	Persons Entitled to Attend Meetings

The Corporation and the Trustee, by their respective directors, officers and employees and the respective legal advisors of the Corporation, the Trustee or any Holder may attend any meeting of the Holders, but shall have no vote as such.

8.10	Powers Cumulative

Any one or more of the powers in this Indenture stated to be exercisable by the Holders by resolution or otherwise may be exercised from time to time and the exercise of any one or more of such powers from time to time shall not be deemed to exhaust the rights of the Holders to exercise the same or any other such power or powers thereafter from time to time. No powers exercisable by resolution will derogate in any way from the rights of the Corporation pursuant to this Indenture.

8.11	Minutes

Minutes of all resolutions and proceedings at every meeting as aforesaid shall be made and duly entered in books to be from time to time provided for that purpose by the Trustee at the expense of the Corporation, and any such minutes as aforesaid, if signed by the chair of the meeting at which such resolutions were passed or proceedings had, or by the chair of the next succeeding meeting of the Holders, shall be prima facie evidence of the matters therein stated and, until the contrary is proved, every such meeting, in respect of the proceedings of which minutes shall have been made, shall be deemed to have been duly held and convened, and all resolutions passed thereat or proceedings taken thereat to have been duly passed and taken.

8.12	Instruments in Writing

Any consent, waiver, notice, authorization or resolution of the Holders which may be given by resolution at a meeting of the Holders pursuant to this Article 8 may also be given by the Holders of a majority of the aggregate principal amount of the Notes then outstanding by a signed instrument in one or more counterparts or in accordance with the procedures of the Depository; provided that with respect to any of the matters described in Section 11.2, such consent, waiver, notice, authorization or resolution must be given by each Holder affected.

8.13	Binding Effect of Resolutions

Every resolution passed in accordance with the provisions of this Article 8 at a meeting of Holders shall be binding upon all the Holders, and every instrument in writing signed by Holders pursuant to Section 8.12 and every consent, waiver, notice, authorization or resolution otherwise provided in accordance with the procedures of the Depository pursuant to Section 8.12 shall be binding upon all the Holders, and each and every Holder and the Trustee (subject to the provisions for their indemnity herein contained) shall, subject to applicable law, be bound to give effect accordingly to every such resolution, instrument in writing or consent, waiver, notice, authorization or resolution provided in accordance with the procedures of the Depository.

8.14	Evidence of Rights of Holders

Any request, direction, notice, consent or other instrument which this Indenture may require or permit to be signed by the Holders may be in any number of concurrent instruments of similar tenor signed by such Holders; provided, however, that the Trustee may require proof of execution in cases where it deems proof desirable and may accept such proof as it shall consider proper.

ARTICLE 9

MERGER, CONSOLIDATION OR SALE OF ASSETS

9.1	Amalgamation, Merger, Consolidation or Sale of Assets

(a)

The Corporation will not, directly or indirectly, consolidate, amalgamate or combine with or merge with or into another Person (whether or not the Corporation is the survivor), or sell, assign, transfer, convey, lease or otherwise dispose of all or substantially all of its properties or assets, in one or more related transactions, to another Person, unless:

(i)

either (a) the Corporation is the surviving Person (or in the case of amalgamation, continuing Person) or (b) the Person formed by or surviving any such consolidation, amalgamation, combination or merger (if other than the Corporation) or to which such sale, assignment, transfer, lease, conveyance or other disposition has been made, is an entity organized or existing under the laws of Canada or any province of Canada, the United States, any state of the United States or the District of Columbia;

(ii)

the Person formed by or surviving any such consolidation, amalgamation, combination or merger (if other than the Corporation) or the Person to which such sale, assignment, transfer, lease, conveyance or other disposition has been made (if other than the Corporation) assumes all the obligations of the Corporation under the Notes and this Indenture, either by operation of law or pursuant to agreements reasonably satisfactory to the Trustee;

(iii)	immediately after such transaction, no Default or Event of Default exists;

(iv)

immediately after giving effect to such transaction and any related financing transaction on a pro forma basis as if the same had occurred at the beginning of the applicable four-quarter period, either the Corporation or the Person formed by or surviving any such consolidation, amalgamation, combination or merger (if other than the Corporation), or to which such sale, assignment, transfer, conveyance, lease or other disposition has been made, would be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in Section 5.10(a), or the Fixed Charge Coverage Ratio of the Corporation or the Person formed by or surviving any such consolidation or merger (if other than the Corporation), or to which such sale, assignment, transfer, conveyance, lease or other disposition has been made, is equal to or greater than the Fixed Charge Coverage Ratio of the Corporation immediately prior to such transaction; and

(v)

the Corporation has delivered to the Trustee an Officer’s Certificate and an Opinion of Counsel each stating that such consolidation, amalgamation, combination, merger or disposition and such supplemental indenture, if any, comply with this Indenture.

(b)

This Article 9 will not apply to any sale, assignment, transfer, conveyance, lease or other disposition of assets between or among any of the Corporation and the Guarantors. Sections 9.1(a)(iii) to 9.1(a)(v) will not apply to any consolidation, amalgamation, combination or merger of the Corporation with or into one or more of the Guarantors.

(c)

A Subsidiary of the Corporation that is a Guarantor may not sell or otherwise dispose of, in one or more related transactions, all or substantially all of its properties or assets to, or consolidate, amalgamate or combine with (including pursuant to a plan of arrangement) or merge with or into (whether or not such Guarantor is the surviving Person), another Person, other than the Corporation or another Guarantor, unless:

(i)	immediately after giving effect to such transaction or series of transactions, no Default or Event of Default exists; and

(ii)	either:

(A)

the Person acquiring the properties or assets in any such sale or other disposition or the Person formed by or surviving any such consolidation, amalgamation, combination or merger (if other than the Guarantor) unconditionally assumes all the obligations of that Guarantor under its Note Guarantee and this Indenture pursuant to a supplemental indenture in form reasonably satisfactory to the Trustee; or

(B)	such transaction or series of transactions does not violate Section 5.13.

ARTICLE 10

CONCERNING THE TRUSTEE

10.1	No Conflict of Interest

The Trustee represents to the Corporation that at the date of execution and delivery by it of this Indenture to the best of its knowledge and belief there exists no material conflict of interest in the role of the Trustee as a fiduciary hereunder but if, notwithstanding the provisions of this Section 10.1, such a material conflict of interest exists, or hereafter arises, the validity and enforceability of this Indenture and the Notes shall not be affected in any manner whatsoever by reason only that such material conflict of interest exists or arises.

10.2	Replacement of Trustee

(a)

The Trustee may resign its trust and be discharged from all further duties and liabilities hereunder by giving to the Corporation 60 days’ notice in writing or such shorter notice as the Corporation may accept as sufficient. If at any time a material conflict of interest exists in the Trustee’s role as a fiduciary hereunder the Trustee shall, within 90 days after ascertaining that such a material conflict of interest exists, either eliminate such material conflict of interest, apply to the Ontario Superior Court of Justice (Commercial List) for and obtain therefrom permission to continue as Trustee hereunder, or resign in the manner and with the effect specified in this Section 10.2. The validity and enforceability of this Indenture and of the Notes issued hereunder shall not be affected in any manner whatsoever by reason only that such a material conflict of interest exists. In the event of the Trustee resigning or being removed or being dissolved, becoming bankrupt, going into liquidation or otherwise becoming incapable of acting hereunder, the Corporation shall forthwith appoint a new Trustee unless a new Trustee has already been appointed by the Holders in accordance with the provisions hereof. Failing such appointment by the Corporation, the retiring Trustee or any Holder may apply to a Judge of the Ontario Superior Court of Justice (Commercial List), on such notice as such Judge may direct, and at the Corporation’s expense, for the appointment of a new Trustee, but any new Trustee so appointed by the

Corporation or by the Court shall be subject to removal as aforesaid by the Holders and the appointment of such new Trustee shall be effective only upon such new Trustee becoming bound by this Indenture. Any new Trustee appointed under any provision of this Section 10.2 shall be a corporation authorized to carry on the business of a trust company in one or more of the Provinces of Canada. On any new appointment the new Trustee shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named herein as Trustee.

(b)

Any entity into which the Trustee may be merged or with or to which it may be consolidated, amalgamated or sold, or any entity resulting from any merger, consolidation, sale or amalgamation to which the Trustee shall be a party or any entity to which the Trustee shall transfer substantially all of its corporate trust business, shall be the successor Trustee under this Indenture without the execution of any instrument or any further act. Nevertheless, upon the written request of the successor Trustee or of the Corporation, the Trustee ceasing to act shall execute and deliver an instrument assigning and transferring to such successor Trustee, upon the trusts herein expressed, all the rights, powers and trusts of the retiring Trustee so ceasing to act, and the retiring Trustee shall, upon payment of its outstanding fees and expenses payable under this Indenture, duly assign, transfer and deliver all property and money held by such Trustee to the successor Trustee so appointed in its place. Should any deed, conveyance or instrument in writing from the Corporation or any Guarantor be required by any new Trustee for more fully and certainly vesting in and confirming to it such estates, properties, rights, powers and trusts, then any and all such deeds, conveyances and instruments in writing shall on request of said new Trustee be made, executed, acknowledged and delivered by the Corporation or such Guarantor, as applicable.

10.3	Duties of Trustee

In the exercise of the rights, duties and obligations prescribed or conferred by the terms of this Indenture, the Trustee shall act honestly and in good faith and exercise that degree of care, diligence and skill that a reasonably prudent Trustee would exercise in comparable circumstances. Subject to the foregoing, the Trustee will only be liable for its own wilful misconduct, bad faith or gross negligence (as determined by a final, non-appealable order of a court of competent jurisdiction). The Trustee will not be liable for any act or default on the part of any agent employed by it or a co-Trustee, or for having permitted any agent or co-Trustee to receive and retain any money payable to the Trustee, except as aforesaid. The duties, responsibilities and obligations of the Trustee shall be limited to those expressly set forth herein and no duties, responsibilities or obligations shall be inferred or implied against the Trustee, and the Trustee shall have no obligation to recognize nor have any liability or responsibility arising under any other document or agreement to which the Trustee is not a party, notwithstanding that reference thereto may be made herein. The Trustee shall have the right to perform any of its duties hereunder through agents, attorneys, custodians or nominees and the rights and privileges set out in this Article 10 shall extend to such agents, attorneys, custodians or nominees. The Trustee shall not be liable for the misconduct or negligence of its agents, attorneys, custodians or nominees appointed with due care.

10.4	Reliance Upon Declarations, Opinions, etc.

(a)

In the exercise of its rights, duties and obligations hereunder the Trustee may conclusively rely, as to the truth of the statements and accuracy of the opinions expressed therein, and shall be protected in acting or refraining from acting, upon any resolutions, statutory declarations, statements, opinions, reports, notices, requests, directions, consents, orders, bonds, debentures, notes, other evidence of indebtedness, certificates or other paper or document believed by the Trustee to be genuine and to have been signed or presented by the proper parties, furnished pursuant to any covenant, condition or requirement of this Indenture or required by the Trustee to be furnished to it in the exercise of its rights and duties hereunder, if the Trustee examines such resolutions, statutory declarations, statements, opinions, reports, notices, requests, directions, consents, orders, bonds, debentures, notes, other evidence of indebtedness, certificates or other paper or document and determines that they comply with Section 10.6, if applicable, and with any other applicable requirements of this Indenture. The Trustee may nevertheless, in its discretion, require further proof in cases where it deems further proof desirable. Without restricting the foregoing, the Trustee may request at any time and act and rely (and shall be protected in so acting and relying) on an Opinion of Counsel (whether requested or not) satisfactory to the Trustee notwithstanding that it is delivered by a solicitor or firm which acts as solicitors for the Corporation. The Trustee shall not be bound to make any investigation into the facts or matters stated in any resolutions, statutory declarations, statements, opinions, reports, notices, requests, directions, consents, orders, bonds, debentures, notes, other evidence of indebtedness, certificates or other paper or document, but the Trustee may make such further inquiry or investigation into such facts or matters as it may see fit, and, if the Trustee shall determine to make such further inquiry or investigation, it shall be entitled to examine the books, records and premises of the Corporation, personally or by agent or attorney at the sole cost of the Corporation and shall incur no liability or additional liability of any kind by reason of such inquiry or investigation. For the avoidance of doubt, the Trustee shall not be liable for any action taken by it in good faith and reasonably believed by it to be within the discretion or powers conferred upon it, or taken by it pursuant to any direction or instruction by which it is governed hereunder, or omitted to be taken by it reason of the lack of direction or instruction required hereby for such action. Unless otherwise specifically provided in this Indenture, any demand, request, direction or notice from the Corporation shall be sufficient if signed by an officer of the Corporation.

(b)

The Trustee shall have no obligation to ensure or verify compliance with any applicable laws or regulatory requirements on the issue or transfer of any Notes provided such issue or transfer is effected in accordance with the terms of this Indenture. The Trustee shall be entitled to process all transfers and redemptions upon the presumption that such transfer and redemption is permissible pursuant to all applicable laws and regulatory requirements if such transfer and redemption is effected in accordance with the terms of this Indenture. The Trustee shall have no obligation, other than to confer with the Corporation and its Counsel, to ensure that legends appearing on the Notes comply with regulatory requirements or securities laws of any applicable jurisdiction.

10.5	Limitation of Liability

(a)

The Trustee may act and rely conclusively on and shall be fully protected in acting and relying upon the instructions of the Majority Holders. The Trustee shall not be liable for any error of judgment, or for any act done or step taken or omitted by it, in good faith, or for any mistakes of fact or law, or for anything that it may do or refrain from doing in connection herewith except in the case of its willful misconduct, bad faith or grossly negligent performance or omission of its duties. In no event shall the Trustee be liable for special, indirect, punitive or consequential loss or damage of any kind whatsoever (including but not limited to lost profits), even if the Trustee has been advised of the likelihood of such loss or damage and regardless of the form of action.

(b)

The Trustee shall not be responsible for the financial condition or business affairs of the Corporation or Guarantors pursuant to any obligations arising under this Indenture, nor shall the Trustee be required to ascertain or inquire as to the performance or observance of any of the terms, conditions, provisions, covenants or agreements of the Corporation or guarantors contained in this Indenture or as to the existence or possible existence of any Default or Event of Default. The Trustee shall not be deemed to have notice of any Default or Event of Default unless a responsible officer of the Trustee has received, at the Corporate Trust Office of the Trustee, written notice of any event which is in fact such a default and such notice references the Notes and this Indenture.

(c)

The Trustee shall have no duties or responsibilities except such duties and responsibilities as are specifically set forth in this Indenture and no covenants or obligations shall be read into or implied in this Indenture against the Trustee. In the event of any conflict arising between (i) the provisions of this Indenture to which the Trustee is a party with respect to the duties or responsibilities of the Trustee and (ii) the provisions of any applicable law, the provisions of such applicable law shall prevail. No provision of this Indenture or the Notes shall be deemed to impose any duty or obligation on the Trustee to perform any act or acts, receive or obtain any interest in property or exercise any interest in property, or exercise any right, power, duty or obligation conferred or imposed on it in any jurisdiction in which it shall be illegal, or in which the Trustee shall be unqualified or incompetent due to a change in applicable law, to perform any such act or acts, to receive or obtain any such interest in property or to exercise any such right, power, duty or obligation, or as a result of which the Trustee shall become subject to taxation.

(d)

Without limiting the generality of any terms of this section or Article 10 more generally, the Trustee shall have no liability for any delay, failure, inability or unwillingness on the part of the Corporation, a Guarantor or any other applicable Person, to provide and deliver accurate and complete information on a timely basis to the Trustee, or otherwise on the part of any such party to comply with the terms of this Indenture and shall have no liability for any delay, inaccuracy or error in the performance or observance on the Trustee’s part of any of its duties hereunder that is caused by or results from any such inaccurate, incomplete or untimely information received by it, or other failure on the part of any such other party to comply with the terms hereof. The Trustee shall not be liable for failing to perform or delay in performing its specified duties hereunder which results from or is caused by a failure or delay on the part of the Corporation, a Guarantor or any other applicable Person in furnishing necessary, timely and accurate information to the Trustee.

(e)

The Trustee shall be under no obligation to exercise or honor any of the rights or powers vested in it by this Indenture, acting on the instructions of the Majority Holders pursuant to this Indenture, unless the Corporation, a Guarantor or any other applicable Person, shall have offered the Trustee security or indemnity reasonably acceptable to the Trustee against costs, expenses and liabilities (including any legal fees) that might reasonably be incurred by it in compliance with such request or direction.

(f)

The Trustee shall retain the right not to act and shall not be liable for refusing to act if it is due to a lack of information or instructions or if the Trustee, in its sole judgment, acting reasonably, determines that such act is conflicting with or contrary to the terms of this Indenture or any applicable law or regulation of any jurisdiction or any applicable order or directive of any court, governmental agency or other regulatory body.

(g)	The permissive rights of the Trustee enumerated herein shall not be construed as duties.

(h)	The Trustee shall not be required to give any bond or surety in respect of the performance of its powers and duties hereunder.

10.6	Evidence and Authority to Trustee, Opinions, etc.

(a)

The Corporation shall furnish to the Trustee evidence of compliance with the conditions precedent provided for in this Indenture relating to any action or step required or permitted to be taken by the Corporation or the Trustee under this Indenture or as a result of any obligation imposed under this Indenture, including without limitation, the authentication and delivery of Notes hereunder, the satisfaction and discharge of this Indenture and the taking of any other action to be taken by the Trustee at the request of or on the application of the Corporation, forthwith if and when (i) such evidence is required by any other Section of this Indenture to be furnished to the Trustee in accordance with the terms of this Section 10.6or (ii) the Trustee, in the exercise of its rights and duties under this Indenture, gives the Corporation written notice requiring it to furnish such evidence in relation to any particular action or obligation specified in such notice. Such evidence shall consist of:

(i)	an Officer’s Certificate, stating that any such condition precedent has been complied with in accordance with the terms of this Indenture;

(ii)

in the case of a condition precedent the satisfaction of which is, by the terms of this Indenture, made subject to review or examination by a solicitor, an Opinion of Counsel that such condition precedent has been complied with in accordance with the terms of this Indenture; and

(iii)

in the case of any such condition precedent the satisfaction of which is subject to review or examination by auditors or accountants, an opinion or report of the Corporation’s auditors whom the Trustee for such purposes hereby approves, that such condition precedent has been complied with in accordance with the terms of this Indenture.

(b)

Whenever such evidence relates to a matter other than the authentication and delivery of Notes and the satisfaction and discharge of this Indenture, and except as otherwise specifically provided herein, such evidence may consist of a report or opinion of any solicitor, auditor, accountant, engineer or appraiser or any other appraiser or any other individual whose qualifications give authority to a statement made by such individual, provided that if such report or opinion is furnished by a director, officer or employee of the Corporation it shall be in the form of a statutory declaration. Such evidence shall be, so far as appropriate, in accordance with Section 10.6(a).

(c)

Each statutory declaration, certificate, opinion or report with respect to compliance with a condition precedent provided for in this Indenture shall include (i) a statement by the individual giving the evidence that he or she has read and is familiar with those provisions of this Indenture relating to the condition precedent in question, (ii) a brief statement of the nature and scope of the examination or investigation upon which the statements or opinions contained in such evidence are based, (iii) a statement that, in the belief of the individual giving such evidence, he or she has made such examination or investigation as is necessary to enable him or her to make the statements or give the opinions contained or expressed therein, and (iv) a statement whether in the opinion of such individual the conditions precedent in question have been complied with or satisfied.

(d)

In addition to its obligations under Section 5.4, the Corporation shall furnish or cause to be furnished to the Trustee at any time if the Trustee reasonably so requires, an Officer’s Certificate certifying that the Corporation has complied with all covenants, conditions or other requirements contained in this Indenture, the non-compliance with which would constitute a Default or an Event of Default, or if such is not the case, specifying the covenant, condition or other requirement which has not been complied with and giving particulars of such non-compliance. The Corporation shall, whenever the Trustee so requires, furnish the Trustee with evidence by way of statutory declaration, opinion, report or certificate as specified by the Trustee as to any action or step required or permitted to be taken by the Corporation or as a result of any obligation imposed by this Indenture.

10.7	Officer’s Certificates Evidence

Except as otherwise specifically provided or prescribed by this Indenture, whenever in the administration of the provisions of this Indenture the Trustee shall deem it necessary or desirable that a matter be proved or established prior to taking or omitting any action hereunder, the Trustee, if acting in good faith, may rely upon an Officer’s Certificate.

10.8	Experts and Advisers

Subject to Section 10.4, the Trustee may employ or retain and act and rely on the opinion or advice of or information obtained from any solicitor, auditor, valuator, engineer, surveyor, appraiser or other adviser or expert, whether obtained by the Trustee or by the Corporation, as it reasonably requires for the purposes of determining and discharging its rights and duties hereunder and shall not be liable for acting, or refusing to act, in good faith on any such opinion or advice or information and may pay proper and reasonable compensation for all such legal and other advice or assistance as aforesaid.

10.9	Trustee May Deal in Notes

Subject to Sections 10.1 and 10.3, the Trustee may, in its personal or other capacity, buy, sell, lend upon and deal in Notes and generally contract and enter into financial transactions with the Corporation or otherwise, without being liable to account for any profits made thereby; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to a court having appropriate jurisdiction for permission to continue or resign.

10.10	Investment of Monies Held by Trustee

(a)

Unless otherwise provided in this Indenture, any monies held by the Trustee, which, under the trusts of this Indenture may or ought to be invested or which may be on deposit with the Trustee or which may be in the hands of the Trustee, may be invested and reinvested in the name or under the control of the Trustee in any of the securities, accounts, notes certificates and deposits described in the definition of “Cash Equivalents”, and unless and until the Trustee shall have declared the principal of, premium (if any) and interest on the Notes to be due and payable, the Trustee shall so invest such monies only upon receipt of a Corporation Order given no later than 9:00 a.m. (Toronto time) / 7:00 a.m. (Calgary Time) on the day on which the investment is to be made and specifying the specific name of the Cash Equivalent, its CUSIP or ISIN, the amount to be invested and any other information requested by the Trustee. Any such direction received by the Trustee after 9:00 a.m. (Toronto time) or received on a day that is not a Business Day, shall be deemed to have been given prior to 9:00 a.m. (Toronto time) / 7:00 a.m. (Calgary Time) the next Business Day. Pending the investment of any monies as hereinbefore provided, such monies may be deposited in the name of the Trustee in any chartered bank of Canada or any of their affiliates or, with the consent of the Corporation, in the deposit department of the Trustee or any other loan or trust company authorized to accept deposits under the laws of Canada or any province thereof at the rate of interest, if any, then current on similar deposits. Unless a Corporation Order has been provided in accordance with this Section 10.10(a), any monies held by the Trustee shall remain uninvested and placed in one or more segregated trust accounts to be maintained by the Trustee in the name of the Trustee at the Toronto-Dominion Bank.

(b)

Unless and until the Trustee shall have declared the principal of, premium (if any) and interest on any Notes to be due and payable, the Trustee shall pay over to the Corporation all interest received by the Trustee in respect of any investments or deposits made pursuant to a Corporation Order in accordance with the provisions of this Section 10.10.

(c)

The amounts held by the Trustee pursuant to this Indenture are the sole risk of the Holder and the Corporation, as the case may be, and, without limiting the generality of the foregoing, the Trustee shall not (i) be held liable to account for any profit or loss of profit to any parties to this Indenture or to any other Person or entity other than at a rate, if any, established from time to time by the Trustee, and (ii) be held responsible or liable for any losses incurred in the investment or sale of any monies or securities.

10.11	Trustee Not Ordinarily Bound

The Trustee shall not be bound to give any notice or take any action or proceeding unless it is required to do so under the terms of this Indenture. The Trustee shall not be deemed to have notice of nor be required to take notice of any Event of Default under this Indenture unless and until the Trustee is notified in writing of such Event of Default by any Holder or the Corporation, which notice will distinctly specify the Event of Default desired to be brought to the attention of the Trustee, or unless a responsible officer of the Trustee has specific knowledge of an Event of Default. In the absence of such notice or knowledge, the Trustee may for all purposes of this Indenture assume that no Event of Default has occurred. Without limiting the foregoing, and except as provided in Section 6.2 and as otherwise specifically provided herein, the Trustee shall not, subject to Section 10.3, be bound to give notice to any Person of the execution hereof, nor to do, observe or perform or see to the observance or performance by the Corporation of any of the obligations herein imposed upon the Corporation or of the covenants on the part of the Corporation herein contained, nor in any way to supervise or interfere with the conduct of the Corporation’s business, unless the Trustee shall have been required to do so in writing by the Holders of not less than 25% of the aggregate principal amount of the Notes then outstanding or by any direction from the Majority Holders, as applicable, in accordance with the terms of this Indenture, and then only after it shall have been funded and indemnified to its satisfaction against all actions, proceedings, claims and demands to which it may render itself liable and all costs, charges, damages and expenses which it may incur by so doing.

10.12	Conditions Precedent to Trustee’s Obligations to Act Hereunder

The obligation of the Trustee to commence or continue any act, action or proceeding for the purpose of enforcing the rights of the Trustee and of the Holders hereunder shall be conditional upon any one or more Holders furnishing when required by notice in writing by the Trustee, notice specifying the act, action or proceeding which the Trustee is requested, directed or authorized to take, sufficient funds to commence or continue such act, action or proceeding and indemnity reasonably satisfactory to the Trustee to protect and hold harmless the Trustee against the costs, charges and expenses and liabilities to be incurred thereby and any loss and damage it may suffer by reason thereof. None of the provisions contained in this Indenture shall require the Trustee to expend or risk its own funds or otherwise incur liability, financial or otherwise, in the performance of any of its duties or in the exercise of any of its rights or powers unless indemnified as aforesaid. The Trustee may, before commencing or at any time during the continuance of any act, action or proceeding, require the Holders at whose instance it is acting to deposit with the Trustee such Notes held by them for which Notes the Trustee shall issue receipts.

10.13	Authority to Carry on Business

The Trustee represents to the Corporation that at the date of execution and delivery by it of this Indenture it is authorized to carry on the business of a trust company in all of the provinces and territories of Canada but if, notwithstanding the provisions of this Section 10.13, it ceases to be so authorized to carry on business, the validity and enforceability of this Indenture and the securities issued hereunder shall not be affected in any manner whatsoever by reason only of such event but the Trustee shall, within 60 days after ceasing to be authorized to carry on the business of a trust company in the province of Ontario, either become so authorized or resign in the manner and with the effect specified in Section 10.2.

10.14	Compensation and Indemnity

(a)

The Corporation shall pay to the Trustee from time to time compensation for its services hereunder as agreed separately by the Corporation and the Trustee, and shall pay or reimburse the Trustee upon its request for all reasonable expenses, disbursements and advances incurred or made by the Trustee in the administration or execution of its duties under this Indenture (including the reasonable and documented compensation and disbursements of its Counsel and all other advisers not regularly in its employ), both before any default hereunder and thereafter until all duties of the Trustee under this Indenture shall be finally and fully performed. The Trustee’s compensation shall not be limited by any law on compensation of a trustee of an express trust. Any amount due under this section and unpaid 30 days after request for such payment shall bear interest from the expiration of such 30 days at a rate per annum equal to the then current rate charged by the Trustee, payable on demand.

(b)

The Corporation and the Guarantors hereby indemnify and save harmless, on a joint and several basis, the Trustee and its affiliates, directors, officers, employees, agents and shareholders from and against any and all loss, damages, charges, expenses, claims, demands, actions or liability whatsoever which may be brought against the Trustee or which it may suffer or incur as a result of or arising out of the performance of its duties and obligations hereunder save only in the event of the gross negligence, wilful misconduct or bad faith of the Trustee (as determined by a final, non-appealable order of a court of competent jurisdiction). Without limiting the generality of the foregoing, the obligation to indemnify, defend and save harmless in accordance herewith shall apply in respect of liabilities suffered by, imposed upon, incurred in any way connected with or arising from, directly or indirectly, any environmental laws. This indemnity will survive the termination or discharge of this Indenture and the resignation or removal of the Trustee. The Trustee shall notify the Corporation and the Guarantors promptly of any claim for which it may seek indemnity. The Corporation and the Guarantors shall defend the claim and the Trustee shall cooperate in the defence. The Trustee may have separate Counsel and the Corporation and the Guarantors shall pay the reasonable fees and expenses of such Counsel, on a joint and several basis. The Corporation and the Guarantors need not pay for any settlement made without its consent, which consent must not be unreasonably withheld. This indemnity shall survive the resignation or removal of the Trustee or the discharge of this Indenture.

10.15	Acceptance of Trust

The Trustee hereby accepts the trusts in this Indenture declared and provided for and agrees to perform the same upon the terms and conditions herein set forth and to hold all rights, privileges and benefits conferred hereby and by law in trust for the various Persons who shall from time to time be Holders, subject to all the terms and conditions herein set forth.

10.16	Anti-Money Laundering

The Trustee shall retain the right not to act and shall not be liable for refusing to act if, due to a lack of information or for any other reason whatsoever, the Trustee, in its sole judgment, acting reasonably, determines that such act might cause it to be in non-compliance with any applicable anti-money laundering, anti-terrorist, or sanctions legislation, regulation or guideline. Further, should the Trustee, in its sole judgment, acting reasonably, determine at any time that its acting under this Indenture has resulted in its being in non-compliance with any applicable anti-money laundering, anti-terrorist, or sanctions legislation, regulation or guideline, then it shall have the right to resign on 10 days’ prior written notice sent to all parties hereto; provided that (a) the written notice shall describe the circumstances of such non-compliance to the extent permitted by applicable anti-money laundering, anti-terrorist, or sanctions legislation, regulation or guideline and (b) if such circumstances are rectified to the Trustee’s satisfaction within such 10 day period, then such resignation shall not be effective.

10.17	Privacy

The parties hereto acknowledge that the Trustee may, in the course of providing services hereunder, collect or receive financial and other personal information about such parties and/or their representatives, as individuals, or about other individuals related to the subject matter hereof, and use such information for the following purposes:

(a)	to provide the services required under this Indenture and other services that may be requested from time to time;

(b)	to help the Trustee manage its servicing relationships with such individuals;

(c)	to meet the Trustee’s legal and regulatory requirements; and

(d)	if social insurance numbers are collected by the Trustee, to perform tax reporting and to assist in verification of an individual’s identity for security purposes.

Each party acknowledges and agrees that the Trustee may receive, collect, use and disclose personal information provided to it or acquired by it in the course of providing services under this Indenture for the purposes described above and, generally, in the manner and on the terms described in its privacy code, which the Trustee shall make available on its website or upon request, including revisions thereto. The Trustee may transfer some of that personal information to service providers in the United States for data processing and/or storage. Further, each party agrees that it shall not provide or cause to be provided to the Trustee any personal information relating to an individual who is not a party to this Indenture unless that party has assured itself that such individual understands and has consented to the aforementioned uses and disclosures.

10.18	Protection of Trustee

The Trustee shall not be liable for any delay (or any related consequence) in crediting an account with an amount required under this Indenture to be paid by the Trustee if it has taken all necessary steps as soon as reasonably practicable to comply with the regulations or operating procedures of any recognized clearing or settlement system used by the Trustee for that purpose. The Trustee shall be entitled to treat a facsimile, pdf or e-mail communication or communication by other similar electronic means in a form satisfactory to the Trustee from a person purporting to be (and whom such Trustee, acting reasonably, believes in good faith to be) the authorized representative of the Corporation as sufficient instructions and authority of the Corporation for the Trustee to act and shall have no duty to verify or confirm that person is so authorized. The Trustee shall have no liability for any losses, liabilities, costs or expenses incurred by it as a result of such reliance upon or compliance with such instructions or directions.

10.19	Third Party Interests

Each party to this Agreement hereby represents to the Trustee that any account to be opened by, or interest to held by, the Trustee in connection with this Indenture, for or to the credit of such party, either (i) is not intended to be used by or on behalf of any third party (other than holdings funds received by the Trustee in respect of the Notes and in accordance with this Indenture); or (ii) is intended to be used by or on behalf of a third party, in which case such party hereto agrees to complete and execute forthwith a declaration in Trustee’s prescribed form as to the particulars of such third party.

10.20	Tax Reports

The Trustee shall not be responsible for the preparation or filing of any reports or returns relating to federal, state, provincial or local income taxes with respect to this Indenture, other than in respect of the Trustee’s compensation or for reimbursement of expenses.

ARTICLE 11

AMENDMENT, SUPPLEMENT AND WAIVER

11.1	Ordinary Consent

Except as provided in Sections 11.2 and 11.3 but subject to Section 11.5(e), with the consent of the Holders of at least a majority in aggregate principal amount of the then outstanding Notes (including, without limitation, Additional Notes, if any) voting as a single class (including, without limitation, consents obtained in connection with a tender offer or exchange offer for, or purchase of, the Notes):

(a)	this Indenture, the Notes and the Note Guarantees may each be amended or supplemented; and

(b)

any existing Default or Event of Default (other than a Default or Event of Default in the payment of the principal of (premium on, if any) or interest, if any, on, the Notes, except a payment default resulting from an acceleration that has been rescinded) or compliance with any provision of this Indenture, the Notes or the Note Guarantees may be waived.

11.2	Special Consent

Notwithstanding Sections 11.1 and 11.3 but subject to Section 11.5(e), without the consent of each Holder affected, an amendment, supplement or waiver may not (with respect to any Notes held by a non-consenting Holder):

(a)	reduce the principal amount of Notes whose Holders must consent to an amendment, supplement or waiver;

(b)	reduce the principal of or change the fixed maturity of any Note or alter or waive any of the provisions with respect to the redemption or repurchase of the Notes;

(c)	reduce the rate of or change the time for payment of interest, including default interest, on any Note;

(d)

waive a Default or Event of Default in the payment of principal of, premium on, if any, or interest, if any, on, the Notes (except a rescission of acceleration of the Notes by the Holders of a majority in aggregate principal amount of the then outstanding Notes and a waiver of the payment default that resulted from such acceleration);

(e)	make any Note payable in money other than that stated in the Notes;

(f)

make any change in the provisions of this Indenture relating to waivers of past Defaults or the rights of Holders of Notes to receive payments of principal of (premium on, if any) or interest, if any, on, the Notes (other than as permitted by Section 11.2(g));

(g)	waive a redemption or repurchase payment with respect to any Note;

(h)	release any Guarantor from any of its obligations under its Note Guarantee or this Indenture, except in accordance with the terms of this Indenture; or

(i)	make any change in the preceding amendment, supplement and waiver provisions.

11.3	Without Consent

Notwithstanding Sections 11.1 and 11.2 but subject to Section 11.5(e), without the consent of any Holder, the Corporation, the Guarantors and the Trustee (as applicable) may amend or supplement this Indenture, the Notes and the Note Guarantees:

(a)	to cure any ambiguity, defect or inconsistency provided that, in the Opinion of Counsel, it does not adversely affect the legal rights under this Indenture of any Holder in any material manner;

(b)	to provide for uncertificated Notes in addition to or in place of certificated Notes;

(c)

to provide for the assumption of the Corporation’s or a Guarantor’s obligations to Holders of Notes and Note Guarantees in the case of a merger or consolidation or sale of all or substantially all of the Corporation’s or such Guarantor’s assets, as applicable;

(d)	to make any change that would provide any additional rights or benefits to the Holders of Notes or that does not adversely affect the legal rights under this Indenture of any Holder;

(e)

to conform the text of this Indenture, the Notes or the Note Guarantees to any provision of the Description of Notes in the Offering Memorandum as provided for in an Officer’s Certificate delivered to the Trustee provided that, in the Opinion of Counsel, it does not adversely affect the legal rights under this Indenture of any Holder;

(f)	to provide for the issuance of Additional Notes in accordance with the limitations set forth in this Indenture;

(g)	to secure the Notes or the Note Guarantees pursuant to the requirements of Section 5.7;

(h)

to make any amendment to the provisions of this Indenture relating to the transfer and legending of Notes as permitted by this Indenture and in compliance with applicable securities laws, including, without limitation to facilitate the issuance and administration of the Notes; provided, however, that such amendment does not adversely affect the rights of Holders of Notes to transfer Notes;

(i)

to comply with the provisions of the Canada Business Corporations Act applicable to trust indentures provided that, in the Opinion of Counsel, it does not adversely affect the legal rights under this Indenture of any Holder in any material manner;

(j)	to comply with the rules of any applicable depositary provided that, in the Opinion of Counsel, it does not adversely affect the legal rights under this Indenture of any Holder;

(k)	to add any additional Guarantor or to evidence the release of any Guarantor from its Note Guarantee, in each case as provided in this Indenture; or

(l)	to evidence or provide for the acceptance of appointment under this Indenture of a successor trustee.

11.4	Form of Consent

It is not necessary for the consent of the Holders under Section 11.1 or 11.2 to approve the particular form of any proposed amendment, supplement or waiver, but it shall be sufficient if such consent approves the substance thereof.

For greater certainty, any item of business referred to in this Indenture requiring the written approval or consent of the Holders may be obtained by means of the affirmative vote of the requisite majority of Notes represented at a duly constituted meeting of Holders or a consent or resolution in writing of the Holders of the requisite majority of Notes then outstanding.

11.5	Supplemental Indentures

(a)

Subject to the provisions of this Indenture, the Corporation, the Trustee may from time to time execute, acknowledge and deliver Supplemental Indentures which thereafter shall form part of this Indenture, to give effect to any amendment or supplement to this Indenture or the Notes made in accordance with Article 8 or Sections 11.1, 11.2 or 11.3.

(b)

Unless this Indenture expressly requires the consent or concurrence of Holders, the consent or concurrence of Holders shall not be required in connection with the execution, acknowledgement or delivery of a Supplemental Indenture contemplated by this Indenture.

(c)

Upon receipt by the Trustee of (i) a Corporation Order accompanied by a Board Resolution authorizing the execution of any such Supplemental Indenture and (ii) an Officer’s Certificate and Opinion of Counsel stating that the execution and delivery of such Supplemental Indenture is authorized or permitted by the terms of this Indenture and that all conditions precedent to the execution and delivery of such Supplemental Indenture have been satisfied, the Trustee shall join with the Corporation and the Guarantors in the execution of any Supplemental Indenture authorized or permitted by the terms of this Indenture and to make any further appropriate agreements and stipulations that may be therein contained.

(d)	This Section 11.5 shall apply, as the context requires, to any assumption agreement or instrument contemplated by Article 9.

(e)

Notwithstanding any provision of this Indenture to the contrary, the Trustee shall not be obligated to enter into any Supplemental Indenture or any other document amending, waiving or supplementing any provision of this Indenture, the Notes, the Note Guarantees or otherwise that affects the Trustee’s own rights, duties, limitations of liability or immunities under this Indenture, the Notes, the Note Guarantees or otherwise, in which case the Trustee may in its discretion, but shall not be obligated to, enter into such Supplemental Indenture or any other document amending, waiving or supplementing any provision of this Indenture, the Notes, the Note Guarantees or otherwise.

ARTICLE 12

NOTE GUARANTEES

12.1	Issuance of Note Guarantees

The Corporation shall cause each Restricted Subsidiary that is required to become a Guarantor after the Issue Date in accordance with Section 5.6 to execute and deliver to the Trustee a Note Guarantee substantially in the form attached hereto as Appendix B; provided that, in respect of a Note Guarantee for a Restricted Subsidiary that is organized under the laws of a jurisdiction other than Canada or any province or territory thereof or the United States, any state of the United States or the District of Columbia, such form of Note Guarantee may be modified by the Corporation in order to comply with legal requirements relating to guarantees within such jurisdiction.

12.2	Releases

(a)

Each Guarantor that is a Subsidiary of the Corporation shall automatically be released from all of its obligations under its Note Guarantee without any further action required on the part of the Trustee or any Holder upon the occurrence of any of the following events:

(i)

by notice to the Trustee (a) upon the release, discharge or payment in full of all Obligations under the guarantee or other Indebtedness (whether under the Credit Agreement or otherwise) which resulted in the provision of such Note Guarantee or (b) at the Corporation’s option if such Guarantor elected to deliver a Note Guarantee pursuant to Section 5.6(c) and at the time of such notice such Guarantor would not be required to provide a Note Guarantee pursuant to Sections 5.6(a) or (b);

(ii)

in connection with any sale or other disposition of all or substantially all of the properties or assets of that Guarantor, including by way of consolidation, amalgamation, plan of arrangement, merger or otherwise, to a Person that is not (either before or after giving effect to such transaction) the Corporation or a Restricted Subsidiary, if the sale or other disposition does not violate Section 5.13;

(iii)

in connection with any sale or other disposition of Capital Stock of that Guarantor to a Person that is not (either before or after giving effect to such transaction) the Corporation or any Restricted Subsidiary, if the sale or other disposition does not violate Section 5.13 and the Guarantor ceases to be a Restricted Subsidiary as a result of the sale or other disposition;

(iv)	if the Corporation designates that Guarantor to be an Unrestricted Subsidiary in accordance with the applicable provisions of this Indenture; or

(v)	Legal Defeasance or Covenant Defeasance of the Notes or satisfaction and discharge of this Indenture pursuant to Article 7.

(b)

The Corporation shall automatically be released from all of its obligations under its Note Guarantee without any further action required on the part of the Trustee or any Holder upon Legal Defeasance or Covenant Defeasance of the Notes or satisfaction and discharge of this Indenture pursuant to Article 7.

(c)

The Trustee shall promptly execute and deliver a release in the form attached hereto as Schedule A to Appendix B together with all instruments and other documents reasonably requested by the Corporation or the applicable Restricted Subsidiary to evidence the release and termination of any Note Guarantee upon receipt of a Corporation Order accompanied by an Officer’s Certificate certifying as to compliance with this Section 12.2.

ARTICLE 13

MISCELLANEOUS

13.1	Notice to Corporation

Any notice to the Corporation under the provisions of this Indenture shall be valid and effective if delivered to the Corporation at 1745 Ellice Avenue, Unit C1, Winnipeg, Manitoba R3H 1A6, Attn: Secretary, if sent by first class mail, postage prepaid to such office, or if sent by email to info@boydgroup.com. If delivered, such notice shall be deemed to have been effectively given on the date of delivery if delivered prior to 5:00 p.m. (recipient’s time) or otherwise on the next Business Day; if mailed, such notice shall be deemed to have been effectively given five days following the mailing thereof; and if sent by email, such notice shall be deemed to have been effectively given on the date of transmission if sent prior to 5:00 p.m. (recipient’s time) or otherwise on the next Business Day. The Corporation may from time to time notify the Trustee in writing of a change of address which thereafter, until changed by like notice, shall be the address of the Corporation for all purposes of this Indenture.

13.2	Notice to Holders

(a)

All notices to be given hereunder with respect to the Notes shall be deemed to be validly given to the Holders thereof if delivered or sent by first class mail, postage prepaid, addressed to such Holders at their addresses appearing in any of the registers hereinbefore mentioned and, if delivered, shall be deemed to have been effectively given on the date of delivery if delivered prior to 5:00 p.m. (recipient’s time) or otherwise on the next Business Day, and, if mailed, shall be deemed to have been effectively given five days following the mailing thereof. Accidental error or omission in giving notice or accidental failure to mail notice to any Holder or the inability of the Corporation to give or mail any notice due to anything beyond the reasonable control of the Corporation shall not invalidate any action or proceeding founded thereon. In addition, in the case of Global Notes, notices may be given to the Depository for such Notes by email to any address used by such Depository for general notices, and any such notice shall be deemed to have been effectively given on the date of transmission if sent prior to 5:00 p.m. (recipient’s time) or otherwise on the next Business Day.

(b)

If any notice given in accordance with Section 13.2 would be unlikely to reach the Holders to whom it is addressed in the ordinary course of post by reason of an interruption in mail service, whether at the place of dispatch or receipt or both, the Corporation shall give such notice by publication at least once in the City of Toronto, each such publication to be made in a daily newspaper of general circulation.

(c)

Any notice given to Holders by publication shall be deemed to have been given on the day on which publication shall have been effected at least once in each of the newspapers in which publication was required.

(d)

All notices with respect to any Note may be given to whichever one of the Holders thereof (if more than one) is named first in the registers hereinbefore mentioned, and any notice so given shall be sufficient notice to all Holders of any Persons interested in such Note.

13.3	Notice to Trustee

Any notice to the Trustee under the provisions of this Indenture shall be valid and effective if delivered to the Trustee at its principal office in the City of Calgary, Alberta, at Computershare Trust Company of Canada, Attn: Manager, Corporate Trust, at 800, 324 – 8th Avenue SW, Calgary, Alberta T2P 2Z2, if sent by first class mail, postage prepaid to such office, or if sent by email to corporatetrust.calgary@computershare.com. If delivered, such notice shall be deemed to have been effectively given on the date of delivery if delivered prior to 4:30 p.m. (recipient’s time) or otherwise on the next Business Day; if mailed, such notice shall be deemed to have been effectively given five days following the mailing thereof; and if sent by email, such notice shall be deemed to have been effectively given on the date of transmission if sent prior to 5:00 p.m. (recipient’s time) or otherwise on the next Business Day.

13.4	Force Majeure

The Trustee shall not be liable, or held in breach of this Indenture, if prevented, hindered, or delayed in the performance or observance of any provision contained herein by reason of act of God, riots, terrorism, acts of war, epidemics, governmental action or judicial order, earthquakes or any other similar causes (including, but not limited to, mechanical, electronic or communication interruptions, disruptions or failures). Performance times under this Indenture shall be extended for a period of time equivalent to the time lost because of any delay that is excusable under this Section 13.4.

13.5	Execution

This Indenture may be simultaneously executed in several counterparts, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument. Delivery of an executed signature page to this Indenture by any party hereto by facsimile transmission or PDF shall be as effective as delivery of a manually executed copy of this Indenture by such party.

13.6	Formal Date

For the purpose of convenience, this Indenture may be referred to as bearing the formal date of November 6, 2025 irrespective of the actual date of execution hereof.

[Remainder of Page Intentionally Left Blank.]

IN WITNESS whereof the parties hereto have executed these presents under their respective corporate seals and the hands of their proper officers in that behalf.

BOYD GROUP SERVICES INC., as the Corporation

By:	(signed) “Jeff Murray”
Name: Jeff Murray
Title: Executive Vice-President, Chief Financial Officer and Secretary – Treasurer

COMPUTERSHARE TRUST COMPANY OF CANADA, as Trustee

By:	(signed) “Luci Scholes”
Name:Luci Scholes
Title: Corporate Trust Officer

By:	(signed) “Corentin Leverrier”
Name: Corentin Leverrier
Title: Manager, Corporate Trust

Signature Page to Trust Indenture

APPENDIX A- FORM OF NOTE

UNLESS PERMITTED UNDER APPLICABLE SECURITIES LEGISLATION IN CANADA, THE HOLDER OF THIS NOTE MUST NOT TRADE THIS NOTE IN CANADA BEFORE THE DATE THAT IS FOUR MONTHS AND A DAY AFTER THE DATE OF ISSUANCE OF THE NOTES.

UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF CDS CLEARING AND DEPOSITORY SERVICES INC. (“CDS”) TO BOYD GROUP SERVICES INC. (THE “CORPORATION”) OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IN RESPECT THEREOF IS REGISTERED IN THE NAME OF CDS & CO., OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS (AND ANY PAYMENT IS MADE TO CDS & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL SINCE THE REGISTERED HOLDER HEREOF, CDS & CO., HAS A PROPERTY INTEREST IN THE SECURITIES REPRESENTED BY THIS NOTE HEREIN AND IT IS A VIOLATION OF ITS RIGHTS FOR ANOTHER PERSON TO HOLD, TRANSFER OR DEAL WITH THIS NOTE.

[Add the following legend to any Notes issued to persons in the United States: THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE “1933 ACT”), OR ANY STATE SECURITIES LAWS. NEITHER THESE SECURITIES NOR ANY INTEREST OR PARTICIPATION HEREIN MAY BE REOFFERED, SOLD, ASSIGNED, TRANSFERRED, PLEDGED, ENCUMBERED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF SUCH REGISTRATION UNLESS SUCH TRANSACTION IS EXEMPT FROM, OR NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE 1933 ACT. THE HOLDER HEREOF, BY PURCHASING THESE SECURITIES, AGREES ON ITS OWN BEHALF AND ON BEHALF OF ANY INVESTOR ACCOUNT FOR WHICH IT HAS PURCHASED SECURITIES, AND FOR THE BENEFIT OF BOYD GROUP SERVICES INC., THAT SUCH SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY: (A) TO BOYD GROUP SERVICES INC. (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH REGULATION S UNDER THE 1933 ACT (“REGULATION S”), (C) IN ACCORDANCE WITH (1) RULE 144A UNDER THE 1933 ACT OR (2) RULE 144 UNDER THE 1933 ACT, IF AVAILABLE, (D) UNDER AN EFFECTIVE REGISTRATION STATEMENT UNDER THE 1933 ACT, OR (E) IN ANOTHER TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE 1933 ACT, AND IN EACH CASE IN ACCORDANCE WITH APPLICABLE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES; PROVIDED THAT IN THE CASE OF TRANSFERS PURSUANT TO (C)(2) OR (E) ABOVE, A LEGAL OPINION OF RECOGNIZED COUNSEL SATISFACTORY TO BOYD GROUP SERVICES INC. MUST FIRST BE PROVIDED.]

144A Restricted Note ISIN CA103310AC21

Note ISIN CA103310AD04

No. ●	C$●

BOYD GROUP SERVICES INC.

(A corporation governed by the federal laws of Canada)

5.50% SENIOR UNSECURED NOTES DUE NOVEMBER 6, 2030

Boyd Group Services Inc. (the “Corporation”) for value received hereby acknowledges itself indebted and, subject to the provisions of the trust indenture dated as of November 6, 2025 (the “Indenture”) between the Corporation and Computershare Trust Company of Canada, as trustee (the “Trustee”), promises to pay to the registered holder hereof on the dates specified in this Indenture, or on such earlier date as the principal amount hereof may become due in accordance with the provisions of this Indenture, the aggregate principal sum of ● Dollars (C$●) in lawful money of Canada and, subject as hereinafter provided, to pay interest on the principal amount hereof (i) from and including the date hereof, or (ii) from and including the last Interest Payment Date to which interest shall have been paid or made available for payment hereon, whichever shall be the later, in all cases, to and excluding the next Interest Payment Date, at the rate of 5.50% per annum, in like money, calculated and payable semi-annually in arrears on May 6 and November 6 of each year (commencing on May 6, 2026) to the Holder of record as of the close of business on April 26 and October 26 preceding each Interest Payment Date, and, should the Corporation at any time make default in the payment of any principal or interest, to pay interest on the amount in default at the rate of the Note, in like money and on the same dates.

This Note is one of the Notes of the Corporation issued under the provisions of this Indenture. Reference is hereby expressly made to this Indenture for a description of the terms and conditions upon which this Note and other Notes of the Corporation are or are to be issued and held and the rights and remedies of the holder of this Note and other Notes and of the Corporation and of the Trustee, all to the same effect as if the provisions of this Indenture were herein set forth to all of which provisions the holder of this Note by acceptance hereof assents.

The indebtedness evidenced by this Note, and by all other Notes now or hereafter certified and delivered under this Indenture, is a direct senior unsecured obligation of the Corporation.

The principal hereof may become or be declared due and payable before the stated maturity in the events, in the manner, with the effect and at the times provided in this Indenture.

This Indenture contains provisions making binding upon all Holders of Notes outstanding thereunder resolutions passed at meetings of such Holders held in accordance with such provisions and instruments signed by the Holders of a specified majority of Notes outstanding, which resolutions or instruments may have the effect of amending the terms of this Note or this Indenture.

This Note may only be transferred upon compliance with the conditions prescribed in this Indenture, in one of the registers to be kept at the principal office of the Trustee.

This Note shall not become obligatory for any purpose until it shall have been authenticated by the Trustee under this Indenture.

This Note has not been and will not be registered under the United States Securities Act of 1933, as amended (the “1933 Act”) and may only be offered, sold, pledged or otherwise transferred in the United States (as defined in Regulation S under the 1933 Act) pursuant to an exemption from the registration requirements of the 1933 Act.

This Note and this Indenture are governed by, and are to be construed and enforced in accordance with, the laws of the Province of Ontario.

Capitalized words or expressions used in this Notes shall, unless otherwise defined herein, have the meaning ascribed thereto in this Indenture.

In witness whereof, the Corporation has caused this Note to be signed by its authorized representatives as of ●, 202●.

BOYD GROUP SERVICES INC.
By:
Name:
Title:

(FORM OF TRUSTEE’S CERTIFICATE OF AUTHENTICATION)

This Note is one of the 5.50% Senior Unsecured Notes due November 6, 2030 referred to in this Indenture within mentioned.

COMPUTERSHARE TRUST COMPANY OF CANADA, as Trustee

By:
(Authorized Signatory)

(FORM OF REGISTRATION PANEL)

(No writing hereon except by Trustee or other registrar)

Date of Registration	In Whose Name Registered	Signature of Trustee or Registrar

FORM OF ASSIGNMENT

For value received, the undersigned hereby sells, assigns and transfers unto       , whose address and social insurance number, if applicable, are set forth below, this Note (or C$       principal amount hereof) of Boyd Group Services Inc. (the “Corporation”) standing in the name(s) of the undersigned in the register maintained by the Corporation with respect to such Note and does hereby irrevocably authorize and direct the Trustee to transfer such Note in such register, with full power of substitution in the premises.

Dated:

Address of Transferee:
(Street Address, City, Province and Postal Code)

Social Insurance Number of Transferee, if applicable:

*If less than the full principal amount of the within Note is to be transferred, indicate in the space provided the principal amount (which must be C$1,000 or an integral multiple thereof) to be transferred.

1.

The signature(s) to this assignment must correspond with the name(s) as written upon the face of the Note in every particular without alteration or any change whatsoever. The signature(s) must be guaranteed by a Canadian chartered bank or trust company or by a member of an acceptable Medallion Guarantee Program. Notarized or witnessed signatures are not acceptable as guaranteed signatures. The Guarantor must affix a stamp bearing the actual words: “SIGNATURE GUARANTEED”.

2.	The registered Holder of this Note is responsible for the payment of any documentary, stamp or other transfer taxes that may be payable in respect of the transfer of this Note.

Signature of Guarantor

Authorized Officer	Signature of transferring registered holder

Name of Institution

Schedule A to the

Form of Assignment

FORM OF DECLARATION FOR REMOVAL OF LEGEND

TO:      Computershare Trust Company of Canada

AND TO:  Boyd Group Services Inc. (the “Issuer”):

RE:     5.50% Senior Unsecured Notes due November 6, 2030 (the “Notes”)

The undersigned (A) acknowledges that the sale of            of the securities of the Issuer represented by Certificate No.           to which this declaration relates is being made in reliance on Rule 904 of Regulation S under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), and (B) certifies that: (1) the undersigned is not an “affiliate” (as that term is defined in Rule 405 under the U.S. Securities Act) of the Issuer, except any officer or director who is an affiliate solely by virtue of holding such position; (2) the offer of such securities was not made to a person in the United States and either (a) at the time the buy order was originated, the buyer was outside the United States or the seller and any person acting on its behalf reasonably believed that the buyer was outside the United States, or (b) the transaction is being executed on or through the facilities of the Toronto Stock Exchange or any other “designated offshore securities market” as defined in Regulation S under the U.S. Securities Act and neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States; (3) neither the seller nor any affiliate of the seller nor any person acting on their behalf has engaged or will engage in any “directed selling efforts” in the United States in connection with the offer and sale of such securities; (4) the sale is bona fide and not for the purpose of “washing off” the resale restrictions imposed because the securities are “restricted securities” (as that term is defined in Rule 144(a)(3) under the U.S. Securities Act); (5) the seller does not intend to replace such securities with fungible unrestricted securities; and (6) the sale is not a transaction, or part of a series of transactions, which, although in technical compliance with Regulation S under the U.S. Securities Act, is part of a plan or scheme to evade the registration provisions of the U.S. Securities Act. Terms used herein have the meanings given to them by Regulation S under the U.S. Securities Act.

Dated                    , 20    .

X
Signature of individual (if Subscriber is an individual)

X
Authorized signatory (if Subscriber is not an individual)

Name of Subscriber (please print)

Name of authorized signatory (please print)

Official capacity of authorized signatory (please print)

Affirmation By Seller’s Broker-Dealer

(required for sales in accordance with Section (B)(2)(b) above)

We have read the foregoing representations of our customer, _________________________ (the “Seller”) dated _______________________, pursuant to which Seller requested that we sell, for Seller’s account, [NUMBER] of the securities of the Issuer described therein. We have executed the sale pursuant to Rule 904 of Regulation S under the U.S. Securities Act. With respect to the sale, and on behalf of ourselves, we certify and affirm that (A) no offer to sell the securities was made to a person in the United States (within the meaning of Regulation S under the U.S. Securities Act); (B) we have no knowledge that the transaction had been prearranged with a buyer in the United States; (C) the sale was executed on or through the facilities of a “designated offshore securities market;” (D) no “directed selling efforts” were made in the United States by the Seller, any affiliate of the Seller, or any person acting on behalf of the Seller; and (E) we have done no more than execute the order to sell the securities as agent for Seller and will receive no more than the usual and customary broker’s commission that would be received by a person executing such transaction as agent. Terms used herein have the meanings given to them by Regulation S under the U.S. Securities Act.

Name of Firm

By:
Authorized officer

Date:

BOYD GROUP SERVICES INC.

5.50% SENIOR UNSECURED NOTES DUE NOVEMBER 6, 2030

CUSIP 103310AD0 / 103310AC2 (144A)

ISIN CA103310AD04 / CA103310AC21 (144A)

SCHEDULE OF INCREASES AND DECREASES

Initial Principal Amount: C$●

Authorization: ________________________________

(Trustee)

The following transfers, exchanges, repayments and redemptions of this Global Note have been made:

Date of Transfer, Exchange, Repayment or Redemption	Amount of Decrease in Principal Amount of this Global Note	Amount of Increase in Principal Amount of this Global Note	Principal Amount of this Global Note Following Such Decrease (or Increase)	Signature of Trustee

APPENDIX B - FORM OF NOTE GUARANTEE

GUARANTEE

BETWEEN:

[GUARANTOR NAME] (the “Guarantor”)

and

COMPUTERSHARE TRUST COMPANY OF CANADA, in its capacity as trustee under the Indenture (the “Trustee”)

WHEREAS the Guarantor is a Subsidiary of the Corporation;

AND WHEREAS the Trustee has entered into the Indenture (on its own behalf and on behalf of the Holders from time to time) with the Corporation providing for the issuance by the Corporation from time to time of Notes, under which Indenture the Guarantor and certain Subsidiaries of the Corporation are required to enter into this Guarantee (collectively, the “Guarantors”);

AND WHEREAS the Guarantors will derive significant benefit from the issuance of such Notes by the Corporation;

AND WHEREAS the Guarantor has agreed to guarantee the payment and performance by the Corporation of the Indenture Obligations;

NOW THEREFORE, for good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged by the Guarantor), the Guarantor hereby covenants and agrees with the Trustee (on its own behalf and on behalf of the Holders from time to time) as follows:

ARTICLE 1

INTERPRETATION

1.1	Definitions

In this Guarantee and the recitals hereto, unless something in the subject matter or context is inconsistent therewith:

“Beneficiaries” means (a) the Trustee and the Holders from time to time under the Indenture and the Notes and (b) in each case, their respective transferees, successors and assigns pursuant to the Indenture.

“Corporation” means Boyd Group Services Inc., a corporation incorporated under the federal laws of Canada and having its head office in the City of Winnipeg, in the Province of Manitoba, and its successors.

“Guarantee” means this guarantee, as amended, modified, supplemented or restated from time to time in accordance with the provisions hereof.

“Indenture” means the trust indenture between the Corporation and the Trustee dated as of November 6, 2025, providing for the issue by the Corporation from time to time of the Notes, together with each Supplemental Indenture that may be entered into from time to time, as the same may be modified, amended supplemented, restated and replaced from time to time.

“Indenture Obligations” means the Obligations of the Corporation from time to time incurred or that it may from time to time incur under or in connection with or relating to the Indenture and the Notes and any Supplemental Indentures and the performance of all other obligations to the Trustee and the Holders under the Indenture, the Notes and any Supplemental Indentures.

Unless the context otherwise requires, all other capitalized terms used herein and not otherwise defined herein shall have the meanings ascribed thereto in the Indenture.

1.2	Headings

The division of this Guarantee into Articles and Sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Guarantee. The terms “this Guarantee”, “hereof”, “hereunder” and similar expressions refer to this Guarantee and not to any particular Article, Section or other portion hereof and include any agreement supplemental hereto. Unless something in the subject matter or context is inconsistent therewith, references herein to Articles and Sections are to Articles and Sections of this Guarantee.

1.3	Number; Persons; including

Words importing the singular number only shall include the plural and vice versa, words importing the masculine gender shall include the feminine and neuter genders and vice versa and words and terms denoting inclusiveness (such as “include” or “includes” or “including”), whether or not so stated, are not limited by their context or by the words or phrases which precede or succeed them.

ARTICLE 2

GUARANTEE

2.1	Guarantee of Indenture Obligations

The Guarantor hereby unconditionally and irrevocably guarantees to the Beneficiaries the payment and performance of all of the Indenture Obligations. This Guarantee will be a general unsecured senior obligation of the Guarantor, will rank equal in right of payment with any existing and future senior Indebtedness of the Guarantor and will rank senior in right of payment to any future Subordinated Indebtedness of the Guarantor.

2.2	Indemnity

If any or all of the Indenture Obligations are not duly paid or performed by the Corporation or the other Guarantors and are not recoverable under Section 2.1 for any reason whatsoever, the Guarantor will, as a separate and distinct obligation, indemnify and save harmless the Beneficiaries from and against all losses resulting from the failure of the Corporation or the other Guarantors to pay and perform such Indenture Obligations.

2.3	Guarantor as Principal Obligor

If any or all of the Indenture Obligations are not duly paid or performed by the Corporation or the other Guarantors and are not recoverable under Section 2.1 or the Beneficiaries are not indemnified under Section 2.2, in each case, for any reason whatsoever, such Indenture Obligations shall, as a separate and distinct obligation, be recoverable by the Beneficiaries from the Guarantor as the primary obligor and principal debtor in respect thereof and shall be paid to the Beneficiaries forthwith after demand therefore as provided herein.

2.4	Guarantee Absolute and Unconditional

The liability and obligations of the Guarantor hereunder shall be continuing, unconditional and absolute and, without limiting the generality of the foregoing, shall not be released, discharged, limited or otherwise affected by:

(a)	any extension, other indulgence, renewal, settlement, discharge, compromise, waiver, subordination or release in respect of any Indenture Obligation or otherwise;

(b)	any modification or amendment of or supplement to the Indenture Obligations;

(c)

any change in the existence, structure, constitution, name, control or ownership of the Corporation, the other Guarantors or any other Person, or any insolvency, bankruptcy, reorganization or other similar proceeding affecting the Corporation, the other Guarantors or any other Person or their respective assets;

(d)

the existence of any set off, counterclaim, claim or other right which the Guarantor, the Corporation or the other Guarantors may have at any time against the Beneficiaries or any other Person, whether in connection with the Indenture, this Guarantee or any unrelated transaction;

(e)

any provision of applicable law purporting to prohibit or limit the payment by the Corporation or the other Guarantors of any Indenture Obligation, and the foregoing is hereby waived by the Guarantor to the extent permitted under applicable law;

(f)	any limitation, postponement, prohibition, subordination or other restriction on the right of the Beneficiaries to payment of the Indenture Obligations;

(g)	any release, substitution or addition of any other guarantor of the Indenture Obligations;

(h)

any defence arising by reason of any failure of the Beneficiaries to make any presentment or protest or to give any other notice, including notice of all of the following: acceptance of this Guarantee, partial payment or non-payment of all or any part of the Indenture Obligations and the existence, creation, or incurring of new or additional Indenture Obligations;

(i)

any defence arising by reason of any failure of the Beneficiaries to proceed against the Corporation, the other Guarantors or any other Person, or to apply or exhaust any security held from the Corporation, the other Guarantors or any other Person for the Indenture Obligations, to proceed against, apply or exhaust any security held from the Guarantor or any other Person, or to pursue any other remedy available to the Beneficiaries;

(j)

any defence arising by reason of the invalidity, illegality or lack of enforceability of the Indenture Obligations or any part thereof or of any security or guarantee in support thereof, or by reason of any incapacity, lack of authority or other defence of the Corporation, the other Guarantors or any other Person, or by reason of any limitation, postponement or prohibition on the Beneficiaries’ rights to payment, or the cessation from any cause whatsoever of the liability of the Corporation, the other Guarantors or any other Person with respect to all or any part of the Indenture Obligations (other than irrevocable payment to the Beneficiaries in full, in cash, of the Indenture Obligations), or by reason of any act or omission of the Beneficiaries or others which directly or indirectly results in the discharge or release of the Corporation, the other Guarantors or any other Person or of all or any part of the Indenture Obligations or any security or guarantee therefor, whether by contract, operation of law or otherwise;

(k)

any defence based upon or arising out of any bankruptcy, insolvency, reorganization, moratorium, arrangement, readjustment of debt, liquidation or dissolution proceeding commenced by or against the Corporation, the other Guarantors or any other Person, including any discharge or bar against collection of any of the Indenture Obligations; or

(l)

any other law, event or circumstance or any other act or failure to act or delay of any kind by the Corporation, the other Guarantors, the Beneficiaries or any other Person, which might, but for the provisions of this Section, constitute a legal or equitable defence to or discharge, limitation or reduction of the Guarantor’s obligations hereunder, other than as a result of the payment or extinguishment in full of the Indenture Obligations.

The foregoing provisions apply and the foregoing waivers, to the extent permitted under applicable law, shall be effective even if the effect of any action or failure to take action by the Beneficiaries is to destroy or diminish the Guarantor’s subrogation rights, the Guarantor’s right to proceed against the Corporation or the other Guarantors for reimbursement, the Guarantor’s right to recover contribution from any other guarantor or any other right or remedy of the Guarantor.

ARTICLE 3

DEALINGS WITH THE OBLIGORS AND OTHERS

3.1	No Release

The Beneficiaries, without releasing, discharging, limiting or otherwise affecting in whole or in part the Guarantor’s liability and obligations hereunder, may:

(a)	grant time, renewals, extensions, indulgences, releases and discharges to the Corporation, the other Guarantors or any other guarantor or endorser;

(b)	accept compromises from the Corporation, the other Guarantors or any other guarantor or endorser;

(c)

apply all money at any time received from the Corporation or the other Guarantors as the Beneficiaries may see fit or change any such application in whole or in part from time to time as the Beneficiaries may see fit; or

(d)	otherwise deal with the Corporation, the other Guarantors and all other Persons as the Beneficiaries may see fit.

3.2	No Exhaustion of Remedies

The Beneficiaries shall not be bound or obligated to exhaust their recourse against the Corporation, the other Guarantors or other Persons or take any other action (other than to make demand pursuant to Article 5) before the Beneficiaries shall be entitled to demand, enforce and collect payment from the Guarantor hereunder.

3.3	Evidence of Indenture Obligations

Any account settled or stated in writing by or between a Beneficiary or the Beneficiaries, as the case may be, and the Corporation and the Guarantors shall be prima facie evidence that the balance or amount thereof appearing due to the same is so due.

3.4	No Set off

In any claim by the Beneficiaries against the Guarantor hereunder, the Guarantor shall not claim or assert any set off, counterclaim, claim or other right that either the Corporation, the other Guarantors or the Guarantor may have against one or more of the Beneficiaries.

ARTICLE 4

CONTINUING GUARANTEE

4.1	Continuing Guarantee

This Guarantee shall be a continuing guarantee and shall continue to be effective even if at any time any payment of any of the Indenture Obligations is rendered unenforceable or is rescinded or must otherwise be returned by any Beneficiaries for any reason whatsoever (including the insolvency, bankruptcy or reorganization of the Corporation or the Guarantors), all as though such payment had not been made.

4.2	Revival of Indebtedness; Reinstatement

If at any time, all or any part of any payment previously received by the Beneficiaries and applied to any Indenture Obligation must be rescinded or returned by the Beneficiaries for any reason whatsoever (including the insolvency, bankruptcy or reorganization of the Corporation or any of the Guarantors), such Indenture Obligation shall, for the purpose of this Guarantee, to the extent that such payment must be rescinded or returned, be deemed to have continued in existence, notwithstanding such application by the Beneficiaries, and this Guarantee shall continue to be effective or be reinstated, as the case may be, as to such Indenture Obligation as though such application by the Beneficiaries had not been made.

ARTICLE 5

DEMAND FOR PAYMENT

The maturity of the Indenture Obligations guaranteed hereby may be accelerated as provided in Article 6 of the Indenture for the purposes of this Guarantee. Notwithstanding any stay preventing the acceleration of the time for payment of any amount payable by the Corporation or the Guarantors in respect of the Indenture Obligations upon the insolvency, bankruptcy, arrangement or reorganization of the Corporation or any of the Guarantors or any moratorium affecting the payment of the Indenture Obligations, all such amounts that would otherwise be subject to acceleration shall nonetheless be payable by the Guarantor hereunder forthwith on demand by the Beneficiaries.

ARTICLE 6

SUBROGATION

6.1	Subrogation

(a)

Until all the Indenture Obligations have been irrevocably paid in full in cash, the Guarantor shall have no right of subrogation to, and waives to the fullest extent permitted by applicable law, any right to enforce any remedy which the Beneficiaries now have or may hereafter have against the Corporation or the Guarantors in respect of the Indenture Obligations, and until such time the Guarantor waives any benefit of, and any right to participate in, any security, now or hereafter held by the Beneficiaries for the Indenture Obligations.

(b)

If (i) the Guarantor performs or makes payment to the Beneficiaries of all amounts owing by the Guarantor under this Guarantee and (ii) the Indenture Obligations are performed and irrevocably paid in full, then the Beneficiaries will, at the Guarantor’s request, execute and deliver to the Guarantor appropriate documents, without recourse and without representation and warranty, necessary to evidence the transfer by subrogation to the Guarantor of the Beneficiaries’ interest in the Indenture Obligations and any security held therefor resulting from such performance or payment by the Guarantor.

6.2	Release of Guarantee

(a)

The Guarantor will be automatically and unconditionally released and discharged from its obligations under this Guarantee upon satisfaction of the conditions to such release and discharge set out in Section 12.2 of the Indenture or otherwise as provided in the Indenture, without any further action required on the part of the Guarantor, the Corporation, the Trustee or any Holder.

(b)

The Trustee shall, if so requested by the Corporation or the Guarantor upon satisfaction of the conditions to release pursuant to Section 6.2(a) hereof, deliver to the Guarantor (with a copy to the Corporation) a release substantially in the form attached hereto as Schedule A and shall otherwise deliver such releases, documents and instruments to the Corporation and the Guarantor as the Corporation or the Guarantor may request to evidence the release and discharge of the Guarantor under this Guarantee, upon receipt by the Trustee of an Officer’s Certificate certifying that the conditions to release and discharge of the Guarantor have been met.

ARTICLE 7

COVENANTS

7.1	Covenants Contained in the Indenture

The Guarantor hereby covenants and agrees with the Beneficiaries that the Guarantor shall observe, perform and comply with any and all of the covenants of the Corporation contained in the Indenture or other documents that the Corporation agrees that the Guarantor shall observe, perform and comply with or that the Corporation shall cause the Guarantor to observe, perform and comply with.

ARTICLE 8

POSTPONEMENT

8.1	Postponement

Upon the occurrence and during the continuance of a Default or Event of Default, all debts, liabilities and obligations, present and future of the Corporation and the other Guarantors to or in favour of the Guarantor shall be and are hereby postponed and subordinated to the prior payment and performance in full of the Indenture Obligations. All money received by the Guarantor in respect of such debts, liabilities and obligations during the continuance of a Default or Event of Default shall be received and held in trust for the benefit of the Beneficiaries and upon demand hereunder shall be forthwith paid over to the Beneficiaries, the whole without in any way lessening or limiting the liability and obligations of the Guarantor hereunder and this postponement is independent of the Guarantee and shall remain in full force and effect until payment and performance in full of the Indenture Obligations and all obligations of the Guarantor under this Guarantee.

ARTICLE 9

GENERAL

9.1	Waiver of Notices

The Guarantor hereby waives promptness, diligence, presentment, notice of acceptance and any other notice with respect to this Guarantee and the obligations guaranteed hereunder, except for the demand pursuant to Section 5.1.

9.2	Benefit of the Guarantee

This Guarantee shall enure to the benefit of the respective successors and permitted assigns of the Beneficiaries and be binding upon the successors of the Guarantor.

9.3	No Waiver; Remedies

No failure on the part of the Beneficiaries to exercise, and no delay in exercising, any right hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any right hereunder preclude the other or further exercise thereof or the exercise of any other right. The remedies herein provided are cumulative and not exclusive of any remedies provided by law.

9.4	Severability

If any provision of this Guarantee is determined to be invalid or unenforceable in whole or in part, such invalidity or unenforceability shall attach only to such provision or part thereof and the remaining part of such provision and all other provisions hereof shall continue in full force and effect.

9.5	Amendments and Waivers

Any provision of this Guarantee may be amended, waived or a consent given in respect thereof in accordance with Article 11 of the Indenture. Any waiver and any consent by the Trustee on behalf of the Beneficiaries under any provision of this Guarantee must be in writing signed by the Trustee. Any waiver or consent shall be effective only in the instance and for the purpose for which it is given.

9.6	Notices

Any demand, notice or other communication to be given in connection with this Guarantee shall be given in such manner as is set forth in the Indenture.

9.7	Successors and Assigns

This Guarantee shall be binding upon the Guarantor and its successors and permitted assigns.

9.8	Time of Essence

Time is of the essence with respect to this Guarantee and the time for performance of the obligations of the Guarantor under this Guarantee may be strictly enforced by the Beneficiaries.

9.9	Financial Condition of the Corporation and the Guarantors

The Guarantor is fully aware of the financial condition of the Corporation and the other Guarantors. The Guarantor assumes all responsibility for being and keeping itself informed of the Corporation’s and the other Guarantors’ financial condition and assets, and of all other circumstances bearing upon the risk of non-payment or non-performance of the Indenture Obligations and the nature, scope and extent of the risks which the Guarantor assumes and incurs hereunder, and agrees that the Beneficiaries shall not have a duty to advise the Guarantor of information known to any of them regarding such circumstances or risks.

9.10	Acknowledgement of Documentation

The Guarantor hereby acknowledges receipt of a true and complete copy of the Indenture.

9.11	Entire Agreement

This Guarantee and the Indenture constitutes the entire agreement between the Beneficiaries and the Guarantor with respect to the subject matter hereof and cancels and supersedes any prior understandings and agreements between such parties with respect thereto. There are no representations, warranties, terms, conditions, undertakings or collateral agreements, expressed, implied or statutory, between such parties other than as expressly set forth herein or therein.

9.12	Governing Law

EXCEPT TO THE EXTENT PROVIDED IN SUBSECTION 9.17(b), THIS GUARANTEE AND INDEMNITY SHALL BE GOVERNED BY, AND INTERPRETED AND ENFORCED IN ACCORDANCE WITH, THE LAWS IN FORCE IN THE PROVINCE OF ONTARIO, INCLUDING THE FEDERAL LAWS OF CANADA APPLICABLE THEREIN (EXCLUDING ANY CONFLICT OF LAWS RULE OR PRINCIPLE WHICH MIGHT REFER SUCH CONSTRUCTION TO THE LAWS OF ANY OTHER JURISDICTION). SUCH CHOICE OF LAW SHALL, HOWEVER, BE WITHOUT PREJUDICE TO OR LIMITATION OF ANY OTHER RIGHTS AVAILABLE TO THE BENEFICIARIES UNDER THE LAWS OF ANY OTHER JURISDICTION WHERE THE BENEFICIARIES MAY ELECT TO ENFORCE THIS GUARANTEE.

9.13	Attornment

The Guarantor and each of the Beneficiaries hereby attorn and submit to the jurisdiction of the courts of the Province of Ontario in regard to legal proceedings relating to this Guarantee. For the purpose of all such legal proceedings, the courts of the Province of Ontario shall have jurisdiction to entertain any action arising under this Guarantee.

9.14	Judgment Currency Provisions

(a)

If, for the purposes of obtaining or enforcing judgment in any court in any jurisdiction, it becomes necessary to convert into the currency of the jurisdiction giving such judgment (the “Judgment Currency”) an amount due hereunder in any other currency (the “Original Currency”), then the date on which the rate of exchange for conversion is selected by that court is referred to herein as the “Conversion Date”. If there is a change in the rate of exchange between the Judgment Currency and the Original Currency between the Conversion Date and the actual receipt by any Beneficiary of the amount due hereunder or under such judgment, the Guarantor shall, notwithstanding such judgment, pay all such additional amounts to the Trustee on behalf of that Beneficiary as may be necessary to ensure that the amount received by that Beneficiary in the Judgment Currency, when converted at the rate of exchange prevailing on the date of receipt, will produce the amount due in the Original Currency. The Guarantor’s liability under this Section 9.14(a) constitutes a separate and independent liability which shall not merge with any judgment or any partial payment or enforcement of payment of sums due under this Guarantee.

(b)

If any Beneficiary receives or recovers any amount payable in a currency (the “Recovered Amount”) which is different than the currency in which the Indenture Obligations are denominated (the “Contract Currency”), that Beneficiary may, promptly following receipt, convert the Recovered Amount to the Contract Currency at the rate of exchange which that Beneficiary is able, acting in a reasonable manner and in good faith, to purchase the relevant amount of the Contract Currency.

9.15	Jurisdiction

(a)	WITH RESPECT TO ANY CLAIM ARISING OUT OF THIS GUARANTEE, THE INDENTURE, THE NOTES OR ANY AGREEMENT RELATING TO THIS GUARANTEE OR THE INDENTURE (COLLECTIVELY, THE “GUARANTEE DOCUMENTS”):

(i)	FOR THE EXCLUSIVE BENEFIT OF THE BENEFICIARIES, THE GUARANTOR IRREVOCABLY AND UNCONDITIONALLY SUBMITS, FOR ITSELF AND ITS PROPERTY, TO THE NON-EXCLUSIVE JURISDICTION OF:

(A)	THE COURTS OF COMPETENT JURISDICTION OF THE PROVINCE OF ONTARIO, CANADA LOCATED AT TORONTO;

(B)	THE COURTS OF THE STATE OF NEW YORK OR OF THE UNITED STATES OF AMERICA LOCATED IN NEW YORK CITY, NEW YORK STATE;

(C)	THE COURTS OF COMPETENT JURISDICTION IN THE JURISDICTION IN WHICH THE CHIEF EXECUTIVE OFFICE OF THE GUARANTOR IS LOCATED; AND

(D)	THE COURTS OF COMPETENT JURISDICTION IN THE JURISDICTION IN WHICH THE GUARANTOR IS INCORPORATED OR FORMED LOCATED AT THE PRINCIPAL FINANCIAL CENTER OF SUCH JURISDICTION, AND

(E)	ANY APPELLATE COURT FROM ANY OF THE COURTS REFERRED TO IN CLAUSES (I), (II), (B) AND (C);

(COLLECTIVELY AND ANY OF THEM, A “COURT OF PRIMARY JURISDICTION”);

(ii)	THE GUARANTOR IRREVOCABLY WAIVES:

(A)	ANY OBJECTION WHICH IT MAY HAVE AT ANY TIME TO THE LAYING OF VENUE OF ANY PROCEEDING ARISING OUT OF OR RELATING TO ANY OF THE GUARANTEE DOCUMENTS BROUGHT IN ANY COURT OF PRIMARY JURISDICTION;

(B)	ANY CLAIM THAT ANY SUCH PROCEEDING BROUGHT IN ANY COURT OF PRIMARY JURISDICTION HAS BEEN BROUGHT IN AN INCONVENIENT FORUM;

(C)	THE RIGHT TO OBJECT, WITH RESPECT TO ANY SUCH PROCEEDING BROUGHT IN ANY COURT OF PRIMARY JURISDICTION, THAT SUCH COURT DOES NOT HAVE JURISDICTION OVER SUCH GUARANTOR; AND

(D)	THE RIGHT TO REQUIRE ANY SENIOR FINANCE PARTY TO POST SECURITY FOR COSTS IN ANY SUCH PROCEEDING.

(b)	NOTHING IN THIS GUARANTEE WILL BE DEEMED TO PRECLUDE ANY BENEFICIARY FROM BRINGING ANY PROCEEDING IN RESPECT OF ANY OF THE GUARANTEE DOCUMENTS IN ANY OTHER JURISDICTION.

(c)

THE GUARANTOR AGREES THAT A FINAL JUDGMENT IN ANY PROCEEDING COMMENCED IN ANY COURT OF PRIMARY JURISDICTION SHALL BE CONCLUSIVE AND MAY BE ENFORCED IN OTHER JURISDICTIONS BY SUIT ON THE JUDGMENT OR IN ANY OTHER MANNER PROVIDED BY LAW.

9.16	Service of Process

The Guarantor further irrevocably consents to the service of process out of the Courts of Primary Jurisdiction in accordance with the local rules of civil procedure or, if allowed under such rules, by mailing a copy thereof, by registered air mail, postage prepaid to the Guarantor at the address of such Guarantor, or by sending a copy thereof by facsimile or by e-mail in pdf format to the Guarantor, at the facsimile number or e-mail address of the Guarantor determined under Section 9.6.

9.17	Waiver of Jury Trial

(a)

FOR THE PURPOSES OF ANY PROCEEDING COMMENCED IN THE UNITED STATES, EACH BENEFICIARY AND THE GUARANTOR IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY PROCEEDING BROUGHT (I) TO ENFORCE OR DEFEND ANY RIGHTS UNDER OR IN CONNECTION WITH OR RELATING TO ANY OF THE GUARANTEE DOCUMENTS, OR (II) ARISING FROM OR RELATING TO ANY RELATIONSHIP EXISTING IN CONNECTION WITH ANY OF THE GUARANTEE DOCUMENTS, AND AGREES THAT ANY SUCH PROCEEDING SHALL BE TRIED BEFORE A COURT AND NOT BEFORE A JURY. THE GUARANTOR HEREBY (A) CERTIFIES THAT NO REPRESENTATIVE OF ANY BENEFICIARY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH BENEFICIARY WOULD NOT, IN THE EVENT OF PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT EACH BENEFICIARY HAS BEEN INDUCED TO ENTER INTO THE GUARANTEE DOCUMENTS TO WHICH IT IS PARTY, BY, AMONG OTHER THINGS, THE WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.17. ACCEPTANCE OF THIS GUARANTEE BY THE TRUSTEE AND THE OTHER BENEFICIARIES SHALL CONSTITUTE THEIR AGREEMENT TO THE FOREGOING.

(b)

IN RELATION TO ANY PROCEEDING COMMENCED IN THE COURTS OF THE STATE OF NEW YORK OR THE UNITED STATES OF AMERICA, THE SUBMISSIONS TO JURISDICTIONS OF SUCH COURTS AND ARRANGEMENTS FOR SERVICE OF PROCESS OUT OF SUCH COURTS SET OUT IN SECTION 9.16 AND THIS SECTION 9.17 SHALL BE GOVERNED BY THE LAWS OF THE STATE OF NEW YORK.

9.18	Limitation Language

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IN WITNESS WHEREOF, the Guarantor has executed this Guarantee on the date first written above.

[GUARANTOR NAME]

By:
Name:
Title:

SCHEDULE A TO THE NOTE GUARANTEE

FORM OF RELEASE

RELEASE OF GUARANTEE

THIS RELEASE (the “Release”) dated as of ● among Boyd Services Group Inc. (the “Corporation”), ● (the “Guaranteeing Entity”) and Computershare Trust Company of Canada, as trustee under the Indenture referred to below (the “Trustee”).

WITNESSETH:

WHEREAS the Corporation has heretofore executed and delivered to the Trustee an indenture (as amended, restated, supplemented and replaced from time to time, the “Indenture”) dated as of November 6, 2025 providing for the issuance from time to time by the Corporation of Notes;

AND WHEREAS pursuant to Section 12.1 of the Indenture, the Guaranteeing Entity has heretofore executed and delivered to the Trustee a Guarantee dated ●, under which the Guaranteeing Entity guaranteed all of the Corporation’s obligations under the Notes and the Indenture (the “Guarantee”);

AND WHEREAS pursuant to Section 12.2 of the Indenture, the Trustee is required to execute such releases and instruments as the Corporation or the Guaranteeing Entity may request to evidence the termination of the Guarantee with respect to the Guaranteeing Entity if the conditions to release of the Guarantee in Section 12.2 of the Indenture or otherwise pursuant to the Indenture are met, without further obligation by the Guaranteeing Entity;

AND WHEREAS the conditions to release of the Guarantee in respect of the Guaranteeing Entity in Section 12.2 of the Indenture have been met.

NOW THEREFORE in consideration of the foregoing and for other good and valuable consideration, the receipt of which is hereby acknowledged, the Trustee (on its own behalf and on behalf of the Holders from time to time), the Guaranteeing Entity and the Corporation mutually covenant and agree as follows:

1.	Capitalized Terms. Capitalized terms used herein without definition shall have the meanings assigned to them in the Indenture.

2.	Release of Guaranteeing Entity. The Guaranteeing Entity is hereby fully and irrevocably released from its liabilities and obligations under the Guarantee effective as of the date hereof.

3.

Governing Law. This Release shall be construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein and shall be treated in all respects as an Ontario contract.

4.

Counterparts. This Release may be simultaneously executed in several counterparts, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument. Delivery of an executed signature page to this Release by any party hereto by facsimile transmission, PDF or email shall be as effective as delivery of a manually executed copy of this Release by such party.

5.	Effect of Headings. The Section headings herein are for convenience only and shall not affect the construction hereof.

6.	The Trustee. The Trustee shall not be responsible in any manner whatsoever for or in respect of the validity or sufficiency of this Release.

IN WITNESS WHEREOF, the parties hereto have caused this Release to be duly executed and attested, all as of the date first above written.

DATED: ●

[GUARANTEEING ENTITY]		BOYD GROUP SERVICES INC.

By:		By:
	Name:		Name:
	Title:		Title:

ACKNOWLEDGED BY:

COMPUTERSHARE TRUST COMPANY OF CANADA, as Trustee

By:
Name:
Title:

By:
Name:
Title: